As filed with the Securities and Exchange Commission on September 28, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Cornerstone OnDemand, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	13-4068197
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404
(310) 752-0200

(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Adam Miller
Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404
(310) 752-0200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Herbert P. Fockler Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Perry Wallack Chief Financial Officer 1601 Cloverfield Blvd. Suite 620 South Santa Monica, CA 90404 (310) 752-0200	Christopher L. Kaufman Minji Cho Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$115,000,000	$8,199.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of additional shares, if any, that may be purchased by the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 28, 2010.

          Shares

Cornerstone OnDemand, Inc.

Common Stock

This is an initial public offering of shares of common stock of Cornerstone OnDemand, Inc.

Cornerstone OnDemand, Inc. is offering            of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional            shares. Cornerstone OnDemand, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $       and $      . Cornerstone OnDemand, Inc. intends to list the common stock on the                  under the symbol “        .”

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cornerstone OnDemand, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about               , 2010.

Goldman, Sachs & Co.	Barclays Capital

William Blair & Company Pacific Crest Securities	Piper Jaffray JMP Securities

Prospectus dated               , 2010.

Through and including         , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the terms “Cornerstone OnDemand,” “we,” “company,” “us” and “our” refer to Cornerstone OnDemand, Inc. and its wholly owned subsidiaries taken as a whole.

Cornerstone OnDemand, Inc.

Overview

Cornerstone OnDemand is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. We currently empower over 4.25 million users across 164 countries and 16 languages.

Our solution consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. Our clients use our solution to develop employees throughout their careers, engage all employees effectively, improve business execution, cultivate future leaders and integrate with their external networks of customers, vendors and distributors.

Our over 390 clients include multi-national corporations, large domestic enterprises, mid-market companies, state and local public sector organizations, higher education institutions and non-profit entities, such as Barclays Bank PLC, BJC HealthCare, Flextronics International USA, Inc., Kelly Services, Inc., Liberty Mutual Insurance Company, Pearson, Inc., Starwood Hotels & Resorts Worldwide, Inc., State of Nebraska, Teach for America and Virgin Media Limited. We support multiple client deployments of over 150,000 users, including one client with over 700,000 users.

We sell our solution domestically and internationally through both direct and indirect channels, including direct sales teams in North America and Europe, a global OEM agreement with ADP, and other distributor relationships with payroll, consulting and human resource services companies. We generate most of our revenue from sales of our solution pursuant to multi-year subscription agreements, which typically have terms of three years. We also generate revenue from consulting services for configuration, integration and training, as well as from providing third-party e-learning content.

We have grown our business each of the last 10 years, and since 2002, we have averaged a 95% annual dollar retention rate, as defined in “Management Discussion and Analysis of Financial Condition and Results of Operations — Financial Metrics.” Since 2001, our contracted business with existing clients has increased each year. Our revenue has grown from $11.0 million in 2007 to $19.6 million in 2008 to $29.3 million in 2009, and from $13.8 million in the first six months of 2009 to $20.3 million in the first six months of 2010.

The Market

Based on the U.S. Bureau of Labor Statistics data as of June 2010, total compensation paid to the United States civilian workforce of approximately 154 million people is expected to exceed $8.1 trillion in 2010. Given the significance of these costs, organizations have sought to maximize the return on their investments in human capital. We believe the major challenges that organizations face in empowering their people and maximizing the productivity of their internal and external human capital are developing talent, engaging employees, improving business execution, building a leadership pipeline and integrating with their extended enterprise of customers, vendors and distributors.

To deal with these challenges, organizations have deployed a variety of solutions, including written tracking systems and software based solutions. International Data Corporation, or IDC, estimates that total spending on software for workforce, e-learning, e-recruiting, intelligent compensation and performance management was $3.6 billion in 2009.1 Historically, many of these software solutions have been human resource applications running on hardware located on organizations’ premises. However, we believe that just as organizations have increasingly chosen software-as-a-service, or SaaS, solutions for business applications such as sales force management, they will also increasingly adopt SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.2

Many existing learning and talent management solutions suffer from shortcomings such as narrow functionality, limited configurability, difficulty of use, inability to scale and high costs of deployment, maintenance and upgrades. As a result, we believe a market opportunity exists for a comprehensive, integrated solution that helps organizations manage all aspects of their internal and external human capital and link talent management to their business strategy.

The Cornerstone OnDemand Answer

We deliver a comprehensive SaaS solution that consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. We offer a number of cross-platform tools for talent management analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation and delivery. We also provide consulting services for configuration, integration and training for our solution. We believe that our solution delivers the following benefits:

•	Comprehensive Functionality. We offer five integrated platforms that address all stages of the employee lifecycle and can be used to manage processes that span multiple learning and talent management functions.
•	Flexible and Highly Configurable. Clients can match the use of our solution with their specific business processes and workflows. The flexibility of our solution also allows our clients to deploy the five platforms of our solution individually or in any combination.
•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution.
•	Software-as-a-Service Model Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments by clients in implementation time, personnel, hardware and consulting services that are typical of legacy on-premises software solutions.
•	Scalable to Meet the Needs of All Organizations. We have built a highly scalable, multi-tenant, multi-user architecture that supports the complex needs of global corporations yet is capable of supporting deployments of any size.
•	Continued Innovation through Collaborative Product Development. The vast majority of the thousands of features in our solution were designed with existing and prospective clients based on their specific functional requests.

Our Strategy

Our goal is to empower people, organizations and communities with our comprehensive learning and talent management solution. Key elements of our strategy include:

1	IDC, Worldwide HCM Applications 2008 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management, Doc.# 221284, Dec 2009.
2	IDC, Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same, Doc.#223628, Jun 2010.

•	Retain and Expand Business with Existing Clients. We strive to maintain our strong rate of retention by continuing to provide our clients with high levels of service and support. We also intend to continue to sell additional platforms and services to our existing clients.
•	Strengthen Current Sales Channels. We plan to invest aggressively in our direct sales teams targeting enterprise and mid-market clients in North America and to grow our Europe, Middle-East and Africa, or EMEA, operations. We also intend to grow our distribution channels through key alliances, including continued expansion of our relationships with regional distributors.
•	Target New Markets. We recently began selling to the public sector and intend to expand our public sector sales operations. We also intend to expand our sales presence and tailor our solution for small organizations. In addition, we intend to build sales and services operations in Asia Pacific that are modeled after our EMEA operations.
•	Continue to Innovate and Extend Our Technological Leadership. We plan to continue to use our expertise in learning and talent management in collaboration with our clients to develop new applications, features and functionality to enhance our solution and expand our addressable market.
•	Make Cornerstone Built to Last. Our growth strategy since inception has been deliberate, disciplined and focused on long-term success. This has allowed us to weather periods of economic turmoil and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to continue to take the same systematic approach to growth in the future.

We are also committed to empowering our employees and the communities around us, in part demonstrated by our creation of the Cornerstone OnDemand Foundation.

Summary Risk Factors

There are a number of risks and uncertainties that may affect our business, financial and operating performance and growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begin on page 8, the other information contained in this prospectus and our consolidated financial statements and the related notes before investing in our common stock. These risks include, among others:

•	we have a history of losses, and we cannot be certain that we will achieve or sustain profitability;
•	unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow and negatively affect our operating results;
•	our financial results may fluctuate due to our long, variable and therefore unpredictable sales cycle and our focus on large and mid-market organizations;
•	our financial results may fluctuate due to other factors, some of which may be beyond our control;
•	the forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates or at all;
•	our business depends substantially on clients renewing their subscriptions to our solution, purchasing additional platforms from us and adding additional users;
•	our market is intensely competitive, and if we do not compete effectively, our operating results could suffer; and

•	our business and operations are experiencing rapid growth and organizational change, which we must manage effectively to preserve the key aspects of our corporate culture and avoid negative effects on our business and operating results.

Corporate Information

We were incorporated in Delaware in 1999 under the name “CyberU, Inc.” and changed our name to Cornerstone OnDemand, Inc. in 2005. Our principal executive offices are located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404, and our telephone number is (310) 752-0200. Our website address is www.csod.com. Information contained on our website, however, is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Cornerstone,” “Cornerstone OnDemand,” the Cornerstone OnDemand logo, “CyberU” and other trademarks or service marks of Cornerstone OnDemand appearing in this prospectus are the property of Cornerstone OnDemand. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Industry and Market Data

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources involve a number of assumptions and limitations and has not been independently verified. As a result, you should be aware that the industry and market industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

THE OFFERING

Common stock offered:
by us
shares.
by the selling stockholders
shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Shares outstanding after the offering
shares.
Use of proceeds
We estimate that we will receive net proceeds of approximately $ million from this offering, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds” for additional information.
We will not receive any proceeds from the sale of shares offered by the selling stockholders.
Risk factors
See “Risk Factors” beginning on page 8 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed symbol

The number of shares of our common stock outstanding after this offering is based on 38,890,143 shares outstanding as of August 31, 2010, and excludes:

•	1,090,000 shares of common stock issuable upon the exercise of warrants outstanding as of August 31, 2010 at a weighted average exercise price of $1.77 per share, which will remain outstanding after this offering;
•	4,329,940 shares of common stock issuable upon the exercise of options outstanding as of August 31, 2010 at a weighted average exercise price of $0.73 per share; and
•	an aggregate of additional shares of common stock reserved for issuance under our equity incentive plans.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	the amendment and restatement of our certificate of incorporation prior to completion of this offering;
•	the automatic conversion of all of our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock immediately prior to the completion of this offering;
•	the issuance of 5,081,057 shares of common stock immediately prior to the completion of this offering upon the exercise of warrants outstanding as of August 31, 2010 at a weighted average exercise price of $2.33 per share; and
•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our consolidated financial and other data for our business for the periods indicated. We derived the summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 from our audited financial statements included elsewhere in this prospectus. Summary consolidated financial data for the six months ended June 30, 2009 and 2010 and at June 30, 2010 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$10,976	$19,626		$29,322	$13,804		$20,283
Cost of revenue(1)	3,911	6,116		8,676	3,961		6,227
Gross profit	7,065	13,510		20,646	9,843		14,056
Operating expenses:
Selling and marketing(1)	9,343	16,914		18,886	8,316		12,946
Research and development(1)	1,754	2,724		2,791	1,247		2,145
General and administrative(1)	2,653	2,564		4,329	1,934		3,116
Total operating expenses	13,750	22,202		26,006	11,497		18,207
Loss from operations	(6,685)	(8,692)		(5,360)	(1,654)		(4,151)
Other income (expense):
Interest income (expense) and other income (expense), net	(144)	(639)		(813)	(279)		(601)
Change in fair value of preferred stock warrant liabilities	1,147	(790)		(2,147)	(1,175)		(4,442)
Loss before provision for income taxes	(5,682)	(10,121)		(8,320)	(3,108)		(9,194)
Provision for income taxes	(20)	(62)		(72)	(36)		(59)
Net loss	(5,702)	(10,183)		(8,392)	(3,144)		(9,253)
Excess of fair value of consideration transferred over carrying value on redemption of Series A preferred stock	(2,425)	—		—	—		—
Accretion of redeemable preferred stock	(211)	(337)		(2,072)	(986)		(2,005)
Net loss attributable to common stockholders	$(8,338)	$(10,520)		$(10,464)	$(4,130)		$(11,258)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.97)	$(1.25)		$(1.24)	$(0.49)		$(1.32)
Weighted average common shares outstanding, basic and diluted	8,562	8,387		8,467	8,458		8,538
Pro forma net loss per share attributable to common stockholders – basic and diluted(3)			$			$
Pro forma weighted average common shares outstanding – basic and diluted

(1)	The following table sets forth stock-based compensation included in the above line items:

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(in thousands)
Stock-based compensation:
Cost of revenue	$24	$30	$27	$13	$30
Selling and marketing	91	143	221	105	128
Research and development	16	24	22	6	19
General and administrative	89	45	61	26	52
Total	$220	$242	$331	$150	$229

(2)	See Note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders.
(3)	Basic and diluted pro forma net loss per share attributable to common stockholders has been computed to give effect to the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2009 or the date of issuance, if later.

	As of June 30, 2010
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$7,106	$	$
Property and equipment, net	3,975
Working capital, excluding deferred revenue	8,412
Total assets	26,858
Deferred revenue, current and non-current portions	19,432
Capital lease obligations, net of current portion	1,878
Long-term debt, net of current portion	3,906
Preferred stock warrant liabilities	10,125
Convertible preferred stock	35,859
Stockholders’ (deficit) equity	(56,384)

(1)	The pro forma consolidated balance sheet data give effect to (i) the automatic conversion of all outstanding preferred stock into an aggregate of 23,752,616 shares of common stock, (ii) the issuance of 5,081,057 shares of common stock upon the exercise of warrants outstanding at June 30, 2010, at a weighted average exercise price of $2.33 per share, and (iii) the conversion of warrants to purchase preferred stock outstanding at June 30, 2010 into warrants to purchase 520,625 shares of common stock, at a weighted average exercise price of $1.60 per share and the related reclassification of preferred stock warrant liabilities to stockholders’ (deficit) equity.
(2)	The pro forma as adjusted consolidated balance sheet data give effect to the sale of shares of common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expense payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, working capital, total assets and stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. If any of such risks actually occur, our business, operating results, financial condition or growth prospects could be materially adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have incurred annual losses since our inception. We experienced net losses of $5.7 million, $10.2 million, $8.4 million and $9.3 million in 2007, 2008, and 2009 and for the first six months of 2010, respectively. At June 30, 2010, we had an accumulated deficit and total stockholders’ deficit of $55.9 million and $56.4 million, respectively. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business. Our expenses include sales and marketing, research and development and other costs relating to the development, marketing and sale of our solution and consulting services that may not generate revenue until later periods, if at all. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our clients. The revenue growth and potential profitability of our business depends on demand for enterprise application software and services generally and for learning and talent management solutions in particular. We sell our solution primarily to large and mid-sized organizations whose businesses fluctuate based on general economic and business conditions. In addition, a portion of our revenue is attributable to the number of users of our solution at each of our clients, which in turn is influenced by the employment and hiring patterns of our clients and potential clients. To the extent that weak economic conditions cause our clients and potential clients to freeze or reduce their headcount, demand for our solution may be negatively affected. Historically, economic downturns have resulted in overall reductions in spending on information technology and learning and talent management solutions as well as pressure for extended billing terms, as occurred during the recent recession. If economic conditions deteriorate or do not materially improve, our clients and potential clients may elect to decrease their information technology and learning and talent management budgets by deferring or reconsidering product purchases, which would limit our ability to grow our business and negatively affect our operating results.

Our financial results may fluctuate due to our long, variable and, therefore, unpredictable sales cycle and our focus on large and mid-market organizations.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. If our sales cycle becomes longer or more variable, our results may be adversely affected. Our sales cycle generally varies in duration between two to nine months and, in some cases, even longer depending on the size of the potential client. Factors that may influence the length and variability of our sales cycle include:

•	the need to educate potential clients about the uses and benefits of our solution;
•	the relatively long duration of the commitment clients make in their agreements with us;

•	the discretionary nature of potential clients’ purchasing and budget cycles and decisions;
•	the competitive nature of potential clients’ evaluation and purchasing processes;
•	evolving functionality demands of potential clients;
•	fluctuations in the learning and talent management needs of potential clients;
•	announcements or planned introductions of new products by us or our competitors; and
•	lengthy purchasing approval processes of potential clients.

The fluctuations that result from the length and variability of our sales cycle may be magnified by our focus on sales to large and mid-sized organizations. If we are unable to close an expected significant transaction with one or more of these companies in a particular period, or if an expected transaction is delayed until a subsequent period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

Our financial results may fluctuate due to other factors, some of which may be beyond our control.

There are a number of other factors that may cause our financial results to fluctuate from period to period, including:

•	the extent to which new clients are attracted to our solution to satisfy their learning and talent management needs;
•	the timing and rate at which we sign agreements with new clients;
•	the extent to which we retain existing clients and satisfy their requirements;
•	the extent to which existing clients renew their subscriptions to our solution and the timing of those renewals;
•	the extent to which existing clients purchase or discontinue use of additional platforms in our solution and add or decrease the number of users;
•	the addition or loss of large clients, including through acquisitions or consolidations;
•	the number and size of new clients, as compared to the number and size of renewal clients in a particular period;
•	the mix of clients between small, mid-sized and large organizations;
•	changes in our pricing policies or those of our competitors;
•	changes in billing cycles and the size of advance payments relative to overall contract value in client agreements;
•	seasonal factors affecting demand for our solution or potential clients purchasing decisions;
•	the financial condition and creditworthiness of our clients;
•	the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;
•	the timing and success of new product and service introductions by us;
•	the timing and success of current and new competitive products and services by our competitors;
•	other changes in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;
•	the timing of expenses related to the development of new products and technologies, including enhancements to our solution;

•	our ability to manage our existing business and future growth, including in terms of additional clients, incremental users and new geographic regions;
•	expenses related to our data centers and the expansion of such data centers;
•	the effects and expenses of acquisition of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions;
•	general economic, industry and market conditions; and
•	various factors related to disruptions in our SaaS hosting network infrastructure, defects in our solution, privacy and data security, and exchange rate fluctuations, each of which is described elsewhere in these risk factors.

In light of the foregoing factors, we believe that our financial results, including our revenue and deferred revenue levels, may vary significantly from period-to-period. As a result, period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of future performance.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the SaaS market or learning and talent management market may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our businesses at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts included in this prospectus should not be taken as indicative of our future growth.

Our business depends substantially on clients renewing their agreements and purchasing additional platforms from us or adding additional users. Any decline in our client renewals, purchases of additional platforms or additional users would harm our future operating results.

In order for us to improve our operating results, it is important that our clients renew their agreements with us when the initial contract term expires and also purchase additional platforms or add additional users. Our clients have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure you that clients will renew subscriptions at the same or higher level of service, if at all. In fact, in the past, some of our clients have elected not to renew their agreements with us. Moreover, certain of our clients have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our clients’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our solution, pricing, the prices of competing products or services, mergers and acquisitions affecting our client base, reduced hiring by our clients or reductions in our clients’ spending levels. If our clients do not renew their subscriptions, renew on less favorable terms, fail to purchase additional platforms, or fail to add new users, our revenue may decline, and our operating results may be harmed.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for learning and talent management software is highly competitive, rapidly evolving and fragmented. Many of our competitors and potential competitors are larger and have greater brand name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do, and, with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms which has resulted in pressures on our billing terms. If we are unable to maintain our pricing levels and our billing terms, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solution to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from paper-based processes and desktop software tools. We also face competition from custom-built software that is designed to support the needs of a single organization, as well as from third-party human resource application providers. These software vendors include, without limitation, Halogen Software, Inc., Jive Software, Oracle Corporation, Plateau Systems, Ltd, Saba Software, Inc., SAP AG, Softscape, Inc., StepStone ASA, a subsidiary of Axel Springer AG, SuccessFactors, Inc., SumTotal Systems, Inc., and Taleo Corporation.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger client bases and major distribution agreements with consultants, system integrators and distributors. Moreover, many software vendors could bundle human resource products or offer such products at a lower price as part of a larger product sale. In addition, some competitors may offer software that addresses one, or a limited number, of learning or talent management functions at a lower price point or with greater depth than our solution. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. Further, some potential clients, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Our business and operations are experiencing rapid growth and organizational change. If we fail to effectively manage such growth and change in a manner that preserves the key aspects of our corporate culture, our business and operating results could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from approximately 185 employees on September 1, 2009 to approximately 280 employees on September 1, 2010. In addition, we have established offices in the United Kingdom, France, Germany, Israel and India, and we may continue to expand our international operations into other countries in the future. We have also experienced significant growth in the number of users, transactions and data that our SaaS hosting infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to client success that has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solution may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract clients.

For a detailed discussion of the risks related to our ability to expand our business internationally, manage growth in our SaaS hosting network infrastructure, and expand parts of our organization to implement improved operational, financial and management controls and reporting systems, see the following risk factors “ — We currently have only a limited number of international offices and may expand our international operations, but we do not have substantial experience in international markets and may not achieve the results that we expect” and “ — As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We and our independent registered public accountants have determined that we have experienced significant deficiencies in internal controls. If we do not remediate these significant deficiencies and complete our analysis of our internal control over financial reporting in a timely manner, or if our internal controls are determined to be ineffective, investor confidence in our company and, as a result, the value of our common stock may be adversely affected.”

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We and our independent registered public accountants have determined that we have experienced significant deficiencies in internal controls. If we do not remediate these significant deficiencies and complete our analysis of our internal control over financial reporting in a timely manner, or if our internal controls are determined to be ineffective, investor confidence in our company and, as a result, the value of our common stock may be adversely affected.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Our auditors may also need to attest to the effectiveness of our internal controls over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

Two significant deficiencies in internal controls were identified in connection with the preparation of our financial statements and the audit of our financial results for 2009. We determined that we had a significant deficiency relating to the proper accrual of certain bonuses for non-executive employees in prior years. In addition, we determined that we had a significant deficiency relating to errors discovered by us and our independent registered public accountants in our manual input of amounts necessary for the calculation of revenue under new guidance for reporting revenue from multiple-deliverables arrangements. None of these errors resulted in a revenue adjustment that we determined to be material, either individually or in the aggregate, to our financial statements.

We have taken actions to remediate both of these significant deficiencies including instituting more detailed recording, review and approval processes, establishing additional internal controls, providing additional training and fully implementing our new financial accounting system. These efforts are ongoing and we cannot assure you that they will be successful.

We are in the very early stages of the costly and challenging process of compiling our system of internal controls over financial reporting and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may discover, and not be able to remediate, future significant deficiencies or material weaknesses, nor be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Security and privacy breaches may hurt our business.

Our solution involves the storage and transmission of clients’ proprietary and confidential information over the Internet, and security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of this information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another SaaS provider, our clients and potential clients may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

Any significant disruption in our SaaS hosting network infrastructure could harm our reputation, require us to provide credits or refunds, result in early termination of a client agreement or a loss of clients, and adversely affect our business.

Our SaaS hosting network infrastructure is a critical part of our business operations. Our clients access our solution through a standard web browser. Our clients depend on us for fast and reliable access to our solution. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solution. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;
•	security breaches;
•	telecommunications outages from third-party providers;
•	computer viruses;
•	acts of terrorism, sabotage or other intentional acts of vandalism;
•	unforeseen interruption or damages experienced in moving hardware to a new location;
•	fire, earthquake, flood and other natural disasters; and
•	power loss.

Although we generally back up our client databases hourly and store our data in more than one geographically distinct location at least weekly, our infrastructure does not currently include the real-time mirroring of data. Thus, in the event of any of the factors described above, or certain other failures of our computing infrastructure, client data from recent transactions may be permanently lost. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, or refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solution.

Defects in our solution could affect our reputation, result in significant costs to us and impair our ability to sell our solution and related services.

Defects in our solution could adversely affect our reputation, result in significant costs to us and impair our ability to sell our solution in the future. The costs incurred in correcting any solution defects may be substantial and could adversely affect our operating results. Although we continually test our solution for defects and work with clients through our client support organization to identify and correct errors, defects in our solution are likely to occur in the future. Any defects that cause interruptions to the availability of our solution could result in:

•	lost or delayed market acceptance and sales of our solution;
•	early termination of client agreements or loss of clients;
•	credits or refunds to clients;
•	product liability suits against us;
•	diversion of development resources;
•	injury to our reputation; and

•	increased maintenance and warranty costs.

While our client agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solution, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

In the future, we may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are ultimately consummated.

We do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;
•	incurrence of acquisition-related costs;
•	diversion of management’s attention from other business concerns;
•	harm to our existing relationships with distributors and clients as a result of the acquisition;
•	the potential loss of key employees;
•	the use of resources that are needed in other parts of our business; and
•	the use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties require significant time and resources as does integrating third-party content and technology. Our agreements with distributors and providers of technology, content and consulting services are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and generally do not have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our solution. In addition, these distributors and providers may not perform as expected under our agreements, which could negatively affect our brand and reputation. A global economic slowdown could also adversely affect the businesses of our distributors, and it is possible that they may not be able to devote the resources we expect to the relationship.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, including our relationship with ADP, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results.

Failure to effectively expand our direct sales teams and develop and expand our indirect sales channel will impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our client base and our business. We plan to significantly expand our direct sales teams and engage additional third-party distributors, both domestically and internationally. Identifying, recruiting and training these people and entities will require significant time, expense and attention. Our business will be seriously harmed and our financial resources will be wasted if our efforts to expand our direct and indirect sales channels do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

If we fail to retain key employees and recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer. In addition, because our future success is dependent on our ability to continue to enhance and introduce new software and services, we are heavily dependent on our ability to attract and retain qualified engineers with the requisite education, background and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse client base. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose clients or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees.

In cases where we are asked by clients to deploy our solution on their behalf, failure to effectively manage such client deployments by us or our third-party service providers could adversely impact our business.

Clients have the option of implementing our solution themselves or relying on us to do so on their behalf. In cases where we are asked to deploy our solution for a client, we need to have a substantial understanding of such client’s business so that we can configure our solution in a manner that complements its existing business processes and integrates our solution into its existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our clients. In certain situations, we also work with third-party service providers in the deployment of our solution, and we may experience difficulties managing such third parties. Failure to successfully manage client deployments by us or our third-party service providers could harm our reputation and cause us to lose existing clients, face potential client disputes or limit the rate at which new clients purchase our solution.

Because we recognize revenue from client subscriptions over the term of the agreement, a significant downturn in our business may not be immediately reflected in our operating results.

We recognize revenue from subscription agreements monthly over the terms of these agreements, which is typically three years. As a result, a significant portion of the revenue we report in each quarter is generated from client agreements entered into during previous periods.

Consequently, a decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue will decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solution may not be reflected in our short-term results of operations.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into client agreements for our solution. We sign a significantly higher percentage of agreements with new clients, and renewal agreements with existing clients, in the fourth quarter of each year and a significant portion of these agreements are signed during the last month, and often the last two weeks, of each quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the client agreement, which is generally three years. We expect this seasonality to continue, or possibly increase, in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus difficulties in predictability.

If we fail to manage our SaaS hosting network infrastructure capacity, our existing clients may experience service outages and our new clients may experience delays in the deployment of our learning and talent management solution.

We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our SaaS hosting network infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses. If our hosting infrastructure capacity fails to keep pace with increased sales, clients may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

Because we generally recognize subscription revenue from our clients over the terms of their agreements but incur most costs associated with generating such agreements upfront, rapid growth in our client base may put downward pressure on our operating income in the short term.

The expenses associated with generating client agreements are generally incurred up front but the resulting subscription revenue is generally recognized over the life of the agreements; therefore, increased growth in the number of clients will result in our recognition of more costs than revenue during the early periods covered by such agreements, even in cases where the agreements are expected to be profitable for us over their full terms.

Integrated, comprehensive SaaS solutions such as ours represent a relatively recent approach to addressing organizations’ talent management challenges, and we may be forced to change the prices we charge for our solution, or the pricing model upon which they are based, as the market for this type of solution evolves.

Providing organizations with applications to address their talent management challenges through integrated, comprehensive SaaS solutions is a developing market. The market for these solutions is therefore still evolving, and competitive dynamics may cause pricing levels, as well as pricing models generally, to change, as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their talent management needs. As a result, we may be forced to reduce the prices we charge for our solution or the pricing model on which they are based, and may be unable to renew existing client agreements or enter into new client agreements at the same prices and upon the same terms that we have historically, which could have a material adverse effect on our revenue, gross margin and other operating results.

Existing or future laws and regulations relating to privacy or data security could increase the cost of our solution and subject us or our clients to litigation, regulatory investigations and other potential liabilities.

Our learning and talent management solution enables our clients to collect, manage and store a wide range of data related to every phase of the employee performance and management cycle. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share employee data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

Evolving regulation of the Internet or changes in the infrastructure underlying the Internet may adversely affect our financial condition by increasing our expenditures and causing client dissatisfaction.

As Internet commerce continues to evolve, regulation by federal, state or foreign agencies may increase. We are particularly sensitive to these risks because the Internet is a critical component of our business model. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Legislation has been proposed that may impact the way that Internet service providers treat Internet traffic. The outcome of such proposals is uncertain but certain outcomes may negatively impact our business or increase our operating costs. Any regulation imposing greater fees for Internet use or restricting information exchanged over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

In addition, the rapid and continual growth of traffic on the Internet has resulted at times in slow connection and download speeds among Internet users. Our business expansion may be harmed if the Internet infrastructure cannot handle our clients’ demands or if hosting capacity becomes insufficient. If our clients become frustrated with the speed at which they can utilize our solution over the Internet, our clients may discontinue the use of our learning and talent management solution and choose not to renew their contracts with us.

We currently have only a limited number of international offices and may expand our international operations, but we do not have substantial experience in international markets and may not achieve the results that we expect.

We currently have international offices in the United Kingdom, France, Germany, Israel and India, and we may expand our international operations into other countries in the future. International operations involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
•	differing labor regulations;
•	regulations relating to data security and the unauthorized use of, or access to, commercial and personal information;

•	greater difficulty in supporting and localizing our products;
•	changes in a specific country’s or region’s political or economic conditions;
•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;
•	limited or unfavorable intellectual property protection; and
•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our products and services abroad. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Even if demand for learning and talent management products and services increases generally, there is no guarantee that demand for SaaS solutions like ours will increase to a corresponding degree.

The widespread adoption of our solution depends not only on strong demand for learning and talent management products and services generally, but also for products and services delivered via a SaaS business model in particular. There are still a significant number of organizations that have adopted no talent management functions at all, and it is unclear whether such organizations ever will adopt such functions and, if they do, whether they will desire a SaaS learning and talent management solution like ours. As a result, we cannot assure you that our SaaS learning and talent management solution will achieve and sustain the high level of market acceptance that is critical for the success of our business.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distributors, systems integrators, payroll services companies, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our solution and limiting the number of consultants available to implement our solution. Disruptions in our business caused by these events could reduce our revenue.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the Cornerstone OnDemand brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. In addition, the Cornerstone OnDemand Foundation shares our company name and any negative perceptions of any kind about the Foundation could adversely affect our brand and reputation. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales denominated in Great British Pounds and Euros and, may in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in Great British Pounds and Euros and, to a much lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

We face risks associated with our sales to governmental entities.

Sales to governmental entities currently account for a small portion of our revenue, but we may increase sales to such entities in the future. The risks associated with doing business with governmental entities include, but are not limited to, the following:

•	Selling to governmental entities can be more competitive, expensive and time consuming than selling to private entities;
•	Governmental entities may have significant leverage in negotiations, thereby enabling such entities to demand contract terms that differ from what we generally agree to in our standard agreements, including, for example, most favored nation clauses and terms allowing contract termination for convenience;
•	Government demand and payment for our solution may be influenced by public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our solution; and
•	Government contracts are generally subject to audits and investigations, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

While our experience dealing with governmental entities has so far been limited, to the extent that we become more reliant on contracts with government clients in the future, our exposure to such risks could increase, which, in turn, could adversely impact our business.

If for any reason we are not able to develop enhancements and new features, keep pace with technological developments or respond to future disruptive technologies, our business will be harmed.

Our future success will depend on our ability to adapt and innovate. To attract new clients and increase revenue from existing clients, we will need to enhance and improve our existing solution and introduce new features. The success of any enhancement or new feature depends on several factors, including timely completion, introduction and market acceptance. If we are unable to successfully develop or acquire new features or platforms or enhance our existing solution to meet client needs, our business and operating results will be adversely affected.

In addition, because our solution is designed to operate on a variety of network, hardware and software platforms using Internet tools and protocols, we will need to continuously modify and enhance our solution to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our solution may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

Finally, our ability to grow is subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver learning and talent management solutions at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and platforms or enhance our existing solution, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solution.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. We have and may in the future obtain licenses from third parties to forestall or settle any potential claims of alleged infringement of our products and technology upon the intellectual property rights of others. Discussions and negotiations with such third parties, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business. In the future, we may receive claims that our products and technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or distributors in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. Furthermore, we may pay substantial settlement costs which could include royalty payments in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;
•	require significant management time;
•	cause us to enter into unfavorable royalty or license agreements;
•	require us to discontinue the sale of our products;
•	require us to indemnify our clients or third-party service providers; or
•	require us to expend additional development resources to redesign our products.

We depend, in part, on technology of third parties licensed to us for our solution, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solution.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. From time to time, we are requested by clients to indemnify them for breach of confidentiality with respect to personal data. Although we normally do not agree to, or contractually limit our liability with respect to, such requests the existence of such a dispute with a client may have adverse effects on our client relationships and reputation.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our solution. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our solution until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our solution could result in errors or a failure of our solution, which could harm our business. In addition, we are in the process of transitioning our network infrastructure from a fully managed third-party hosting environment to self-managed, co-location facilities. If our co-location facilities do not scale and support our continued growth on a more cost-effective basis than a fully managed third-party environment, our business may be negatively impacted.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

Our solution is subject to export controls, including the Commerce Department's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our solution must be made in compliance with these laws. If we fail to comply with these U.S. export control laws and import laws, including U.S. Customs regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming and is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, the U.S. export control laws and economic sanctions laws prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our solution from being shipped or provided to U.S. sanctions targets, our solution and services could be shipped to those targets or provided by our distributors despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. In addition, various countries regulate the import of certain encryption technology, including through import permitting/licensing requirements, and have enacted laws that could limit our ability to distribute our solution or could limit our clients’ ability to implement our solution in those countries. Changes in our solution or changes in export and import regulations may create delays in the introduction and sale of our solution in international markets, prevent our clients with international operations from deploying our solution or, in some cases, prevent the export or import of our solution to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solution, or in our decreased ability to export or sell our solution to existing or potential clients with international operations. Any decreased use of our solution or limitation on our ability to export or sell our solution would likely adversely affect our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, we retrospectively adopted the amended guidance for revenue recognition for arrangements with multiple deliverables on January 1, 2009, which had a material impact to our financial position and results of operations.

The subleases for our corporate headquarters are subject, and subordinate, to a master lease, and any early termination of the master lease could materially and adversely affect our business.

We occupy our Santa Monica headquarters pursuant to two subleases from the primary tenant of the facility. The subleases are subject, and subordinate, to the terms and conditions of the tenant’s master lease with the building owner. Either or both subleases could be terminated early if the master lease is terminated for any reason, including, but not limited to, the tenant’s default or in the event the tenant exercises its right to terminate the master lease due to casualty or condemnation. Such a termination of our subleases could significantly disrupt our operations, including if we have to relocate our headquarters to another facility. Such disruptions could materially adversely affect our business and financial results.

Risks Related to Tax Issues

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future as a result of this initial public offering and subsequent shifts in our stock ownership. As a result, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal income tax purposes.

Risks Related to this Offering and Ownership of our Common Stock

Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations among us, the selling stockholders, if any, and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade upon the completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others, such as:

•	our operating performance and the performance of other similar companies;
•	the overall performance of the equity markets;
•	developments with respect to intellectual property rights;
•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;
•	speculation in the press or investment community;

•	the size of our public float;
•	terrorist acts;
•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments; and
•	global economic, legal and regulatory factors unrelated to our performance.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and                   . In addition, our management team will have to adapt to the requirements of being a public company. We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our solution. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this offering, it is anticipated that, based on share ownership at August 31, 2010, including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of August 31, 2010, our executive officers, directors and their affiliates will beneficially own or control, directly or indirectly,          shares of our common stock, which in the aggregate will represent approximately     % of the outstanding shares of common stock, or     % if the underwriters’ option to purchase additional shares is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

There may be sales of a substantial number of shares of our common stock after this offering, which could cause our common stock price to decline significantly.

Additional sales of our common stock in the public market after this offering, or the perception that such sales may occur, could cause the market price of our common stock to decline. Upon the completion of this offering, we will have    shares of common stock outstanding. The    shares of common stock to be sold in this offering will be freely tradeable without restriction or further registration under the Securities Act. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters and us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After the lock-up agreements expire, approximately    additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

In addition, Goldman, Sachs & Co. and Barclays Capital Inc., on behalf of the underwriters, may in their sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our common stock. In addition, the sale of these shares by these stockholders could impair our ability to raise capital through the sale of additional stock.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $   share, based on an assumed initial public offering price of $   per share, and new investors will own   % of our outstanding common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. Assuming the exercise in full of all of our employee stock options and warrants as of August 31, 2010, investors purchasing common stock in this offering would incur immediate dilution of $   per share, based on an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), and would own   % of our outstanding common stock.

The issuance of additional stock in connection with acquisitions, our stock incentive plans, warrants or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of    shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, partly or in full, through the issuance of additional equity.

Any issuance of shares in connection with our acquisitions, the exercise of stock options, warrants or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters, capital expenditures, repayment of indebtedness and potential acquisitions of or investments in complementary technologies, solutions or businesses. Until we use the proceeds of this offering, we plan to invest the net proceeds in investment-grade, interest-bearing securities, which may not yield a favorable rate of return. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
•	create a classified board of directors whose members serve staggered three-year terms;
•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;
•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
•	provide that our directors may be removed only for cause;
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	specify that no stockholder is permitted to cumulate votes at any election of directors; and
•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

To the extent that our pre-tax income or loss is relatively small, our ability to conclude that a control deficiency is not a material weakness or that an accounting error does not require a restatement could be adversely affected.

Under the Sarbanes-Oxley Act of 2002, our management is required to assess the impact of control deficiencies based upon both quantitative and qualitative factors, and depending upon that analysis we classify such identified deficiencies as either a control deficiency, significant deficiency or a material weakness. One element of our analysis of the significance of any control deficiency is its actual or potential financial impact. This assessment will vary depending on our level of pre-tax income or loss. For example, a smaller pre-tax income or loss will increase the likelihood of a quantitative assessment of a control deficiency as a significant deficiency or material weakness.

To the extent that our pre-tax income or loss is relatively small, if management or our independent registered public accountants identify an error in our interim or annual financial statements, it is more likely that such an error may be determined to be a material weakness or be considered a material error that could, depending upon the complete quantitative and qualitative analysis, result in our having to restate previously issued financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to attract new clients to enter into subscriptions for our solution;
•	our ability to service those clients effectively and induce them to renew and upgrade their deployments of our solution;
•	our ability to expand our sales organization to address effectively the new industries, geographies and types of organizations we intend to target;
•	our ability to accurately forecast revenues and appropriately plan our expenses;
•	market acceptance of enhanced solutions, alternate ways of addressing learning and talent management needs or new technologies generally by us and our competitors;
•	continued acceptance of SaaS as an effective method for delivering learning and talent management solutions and other business management applications;
•	the attraction and retention of qualified employees and key personnel;
•	our ability to protect and defend our intellectual property;
•	costs associated with defending intellectual property infringement and other claims;
•	events in the markets for our solution and alternatives to our solution, as well as in the United States and global markets generally;
•	future regulatory, judicial and legislative changes in our industry;
•	changes in the competitive environment in our industry and the markets in which we operate; and
•	other factors discussed under “Risk Factors ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statement. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting future performance or results, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $     million, based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the shares of common stock offered by the selling stockholders, including if the underwriters’ exercise their option to purchase additional shares, although we may pay the expenses, other than underwriting discounts and commissions, associated with the sale of those shares. See “Principal and Selling Stockholders.”

We currently intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for repayment of outstanding indebtedness, or for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. We have no present understandings, commitments or agreements to enter into any such acquisitions or investments. For information regarding our outstanding indebtedness, including our senior subordinated promissory note agreement with Ironwood Equity Fund LLP, which includes a redemption right upon the consummation of an initial public offering, see Note 6 to our consolidated financial statements.

Our management will have broad discretion over the uses of the net proceeds from this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Currently, our credit agreement with Silicon Valley Bank prohibits our payment of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at June 30, 2010:

•	on an actual basis;
•	on a pro forma basis to reflect (i) the automatic conversion of all our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock, (ii) the issuance of 5,081,057 shares of common stock upon the exercise of outstanding warrants, at a weighted average exercise price of $2.33 per share, (iii) the conversion of other outstanding warrants to purchase preferred stock into warrants to purchase 520,625 shares of common stock, at a weighted average exercise price of $1.60 per share and the related reclassification of preferred stock warrant liabilities to stockholders’ (deficit) equity, and (iv) the retirement of 650,000 shares of treasury stock, each as if such event had occurred on June 30, 2010; and
•	on a pro forma as adjusted basis, giving effect to the issuance of shares of our common stock in this offering, at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents	$7,106	$	$
Capital lease obligations, net of current portion	$1,878	$	$
Long-term debt, net of current portion	3,906
Preferred stock warrant liabilities	10,125
Convertible preferred stock, $0.0001 par value; 29,726,859 shares authorized, 23,752,616 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	35,859
Stockholders’ (deficit) equity
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 50,000,000 shares authorized, 8,553,542 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; 37,387,215 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Treasury stock, at cost; 650,000 shares actual; no shares pro forma and pro forma as adjusted	(462)
Accumulated other comprehensive income	1
Additional paid-in capital	—
Accumulated deficit	(55,924)
Total stockholders’ (deficit) equity	(56,384)
Total capitalization	$(4,616)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock set forth in the table above excludes:

•	995,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $1.60 per share, which will remain outstanding after this offering;
•	5,839,325 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 at a weighted average exercise price of $0.63 per share; and
•	an aggregate of additional shares of common stock reserved for issuance under our equity incentive plans.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock at June 30, 2010 was $(20.6) million, or $(2.41) per share, based on 8,553,542 shares of common stock outstanding at such date. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less our total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to (i) the automatic conversion of all our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock immediately prior to the completion of this offering, (ii) the issuance of 5,081,057 shares of common stock upon the exercise of warrants, at a weighted average exercise price of $2.33 per share, immediately prior to the completion of this offering, (iii) the issuance of         shares of our common stock in this offering, and (iv) receipt by us of the net proceeds of $     from our sale such shares at an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2010 would have been approximately $     million, or $     per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis (unaudited) to new investors:

Assumed initial public offering price		$
Net tangible book value per share at June 30, 2010	$
Increase per share attributable to conversion of preferred stock and exercise of warrants
Pro forma net tangible book value per share before this offering
Increase per share attributable to this offering
Pro forma net tangible book value per share, as adjusted to give effect to this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the pro forma net tangible book value of our common stock, as adjusted to give effect to this offering, by $     per share and the dilution to new investors by $     per share, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

The table below summarizes at June 30, 2010, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $     per share, before deducting underwriters’ discounts and estimated expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, other than per share data and percentages)
Existing stockholders	37,387,215	%	$	%	$
New investors
Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) total consideration paid by new investors and total consideration by all stockholders by approximately $     million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same.

Sales by selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to        shares, or       % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by existing stockholders would be further reduced to        shares, or       % of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options or warrants are exercised, or additional options or warrants are issued, new investors will experience further dilution. At June 30, 2010, we had outstanding:

•	options that are exercisable for 5,839,325 shares of our common stock at a weighted average exercise price of $0.63 per share; and
•	warrants that will be, after this offering, exercisable for 995,000 shares of our common stock at a weighted average exercise price of $1.60 per share.

In addition, we have reserved an aggregate of          additional shares of common stock for issuance under our equity incentive plans. For a description of our equity incentive plans, see “Executive Compensation — 2010 Equity Incentive Plan” and “ — 2009 Equity Incentive Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data at December 31, 2008 and 2009 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data at December 31, 2005, 2006 and 2007 are derived from our unaudited financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and balance sheet data at June 30, 2010 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

You should read the selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$4,953	$7,280	$10,976	$19,626	$29,322	$13,804	$20,283
Cost of revenue	1,773	2,246	3,911	6,116	8,676	3,961	6,227
Gross profit	3,180	5,034	7,065	13,510	20,646	9,843	14,056
Operating expenses:
Selling and marketing	3,079	4,915	9,343	16,914	18,886	8,316	12,946
Research and development	904	947	1,754	2,724	2,791	1,247	2,145
General and administrative	978	1,426	2,653	2,564	4,329	1,934	3,116
Total operating expenses	4,961	7,288	13,750	22,202	26,006	11,497	18,207
Loss from operations	(1,781)	(2,254)	(6,685)	(8,692)	(5,360)	(1,654)	(4,151)
Other income (expense):
Interest income (expense) and other income (expense), net	(391)	(442)	(144)	(639)	(813)	(279)	(601)
Change in fair value of preferred stock warrant liabilities	31	—	1,147	(790)	(2,147)	(1,175)	(4,442)
Loss before provision for income taxes	(2,141)	(2,696)	(5,682)	(10,121)	(8,320)	(3,108)	(9,194)
Provision for income taxes	—	—	(20)	(62)	(72)	(36)	(59)
Net loss	$(2,141)	$(2,696)	$(5,702)	$(10,183)	$(8,392)	$(3,144)	$(9,253)

	Years Ended December 31,						Six Months Ended June 30,
	2005	2006	2007	2008	2009		2009	2010
	(in thousands, except per share data)
Excess of fair value of consideration transferred over carrying value on redemption of Series A preferred stock	—	—	(2,425)	—		—	—		—
Accretion of redeemable preferred stock	—	—	(211)	(337)		(2,072)	(986)		(2,005)
Net loss attributable to common stockholders	$(2,141)	$(2,696)	$(8,338)	$(10,520)		$(10,464)	$(4,130)		$(11,258)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.25)	$(0.31)	$(0.97)	$(1.25)		$(1.24)	$(0.49)		$(1.32)
Weighted average common shares outstanding, basic and diluted	8,462	8,833	8,562	8,387		8,467	8,458		8,538
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)					$			$
Pro forma weighted average common shares outstanding – basic and diluted (unaudited)

(1)	See Note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders.
(2)	Basic and diluted pro forma net loss per share attributable to common stockholders has been computed to give effect to the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2009 or the date of issuance, if later.

	At December 31,					At June 30, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$695	$548	$11,109	$3,290	$8,061	$7,106
Property and equipment, net	320	369	758	1,018	2,229	3,975
Working capital (deficit), excluding deferred revenue	(3)	(388)	10,111	5,540	14,399	8,412
Total assets	4,948	5,543	19,247	15,934	27,017	26,858
Deferred revenue, current and non-current portion	2,419	5,088	9,131	14,361	19,507	19,432
Capital lease obligations, net of current portion	17	33	236	338	1,158	1,878
Long-term debt, net of current portion	757	—	2,639	2,552	4,045	3,906
Preferred stock warrant liabilities	338	338	1,493	2,282	5,683	10,125
Convertible preferred stock	11,619	11,619	23,493	23,830	33,854	35,859
Total stockholders’ deficit	(14,029)	(16,536)	(25,094)	(35,270)	(45,378)	(56,384)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with “Prospectus Summary — Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service, or SaaS. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders and enabling an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. We currently have over 390 clients who use our solution to empower over 4.25 million users across 164 countries and 16 languages.

Our solution consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. Clients can purchase these platforms individually and easily add and integrate additional platforms at any time. We offer a number of cross-platform tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation. We also provide consulting services for configuration and training for our solution as well as third-party e-learning content for use with our solution.

We founded our business in 1999 to improve access to education through the distribution of online educational content to individuals, small businesses and large corporations. Our distribution platform was built using Internet technologies that are now known as software-as-a-service. When the Internet “bubble” burst in 2000, we focused on corporations that needed tools to manage compliance and on-boarding of employees as well as to link learning to employee performance, leadership development and knowledge management. As a result of our work with clients to address their particular challenges, we had as early as 2001 developed the foundation for a comprehensive learning and talent management solution that included platforms for learning management, succession planning, performance management, and knowledge management, which has evolved into enterprise social networking. In 2006, we added our extended enterprise platform.

Global 500 companies were among our first clients. In our early years, we focused primarily on building our account management and support capabilities to be able to service these large clients more effectively. Sales were initially constrained by the resistance of some large corporations to purchase SaaS solutions. By the mid-2000s, however, our market opportunity increased significantly with both the adoption of SaaS solutions generally by large enterprises and the market’s recognition of learning and talent management as a distinct industry.

In response to these positive trends, we raised our first round of institutional venture capital in May 2007. We used this capital to serve clients across multiple industries, geographies and enterprise types by increasing the number of our direct sales personnel, both domestically and internationally, and by expanding our indirect channels through distribution relationships. Between June 2007 and June 2010, our number of users increased from 562,000 to 3,860,000. In 2009, after a highly competitive process involving a number of potential providers, ADP chose to enter into an OEM agreement with us that allows ADP to sell our solution globally.

We generate most of our revenue from sales of our solution pursuant to multi-year client agreements. Our sales typically involve competitive processes, with sales cycles that generally vary in duration from two to nine months depending on the size of the potential client. We price our solution based on the number of platforms the client can access and the permitted number of users with access to each platform. Our client agreements typically have terms of three years. We also generate revenue from consulting services for configuration, training, and consulting, as well as from the resale or hosting of third-party e-learning content.

We recognize revenue from subscriptions ratably over the term of the client agreement and revenue from consulting services as these services are performed. We generally invoice clients annually in advance for multi-year subscriptions and also in advance for any consulting services. We record amounts invoiced for portions of annual subscription periods that have not occurred or services that have not been performed as deferred revenue on our balance sheet. With the growth in the number of client agreements related to our solution, our deferred revenue has grown from $9.1 million at December 31, 2007 to $19.4 million at June 30, 2010.

We generate sales of our solution primarily through our direct sales teams and, to a lesser extent, indirectly through our distributors. We intend to accelerate our investment in our direct sales and distribution activities to continue to address our market opportunity.

We target our sales and marketing efforts at large and mid-sized clients, and our solution can be used in all industry vertical segments. We also continue to market and sell to existing clients, who may renew their subscriptions, add platforms, broaden the deployment of our solution across their organizations and increase the usage of our solution over time. For the six months ended June 30, 2010, no single client or distributor accounted for more than 10% of our revenue. Our number of clients has grown from 105 at December 31, 2007 to 367 at June 30, 2010.

We have historically experienced seasonality in terms of when we enter into client agreements for our solution. We sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year and usually sign a significant portion of these agreements during the last month, and often the last two weeks, of each quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the client agreement, which is generally three years. We expect this seasonality to continue in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus limit our ability to predict future results.

We believe the market for learning and talent management remains large and underpenetrated, providing us with significant growth opportunities. We expect businesses and other organizations to continue to increase their spending on learning and talent management solutions in order to maximize productivity of their employees, manage changing workforce demographics and ensure compliance with global regulatory requirements. International Data Corporation, or IDC, estimates that total spending on SaaS and legacy software for workforce, e-learning, e-recruiting, intelligent compensation and performance management was $3.6 billion in 2009.1 Historically, many of these software solutions have been human resource applications running on hardware located on organizations’ premises. However, we believe that just as organizations have increasingly chosen SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.2

We have focused on growing our business to pursue this significant market opportunity, and we plan to continue to invest in building for growth. As a result, we expect our cost of revenue and operating expenses will increase in future periods. Sales and marketing expenses are expected to increase, as we continue to expand our direct sales teams, increase our marketing activities, and

1	IDC, Worldwide HCM Applications 2008 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management, Doc.# 221284, Dec 2009.
2	IDC, Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same, Doc.#223628, Jun 2010.

grow our international operations. Research and development expenses are expected to increase as we improve the existing functionality for our solution. We also believe that we must invest in maintaining a high degree of client service and support that is critical for our continued success. We plan to continue our policy of implementing best practices across our organization, expanding our technical operations and investing in our network infrastructure and services capabilities in order to support continued future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and transition to becoming a public company.

Since inception, we have raised $37 million of equity capital, and at June 30, 2010, we had $9.6 million of debt outstanding. Our deliberate and disciplined capital deployment and growth strategy has enabled us to weather periods of economic down-turns and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to employ a similar approach to capital deployment and growth in the future.

Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	At or For Year Ended December 31,			At or For Six Months Ended June 30,
	2007	2008	2009	2009	2010
Bookings (in thousands)	$15,019	$24,857	$34,467	$11,287	$20,208
Annual dollar retention rate	96.1%	89.9%	94.8%	N/A	N/A
Number of clients	105	168	280	206	367
Number of users (rounded to nearest thousand)	859,000	2,065,000	3,347,000	2,443,000	3,860,000

•	Bookings. Under our revenue recognition policy, we generally recognize subscription revenues from our client agreements ratably over the terms of those agreements. For this reason, the major portion of our revenues for a period will be from client agreements signed in prior periods rather than new business activity during the current period. In order to assess our business performance with a metric that more fully reflects current period business activity, we track bookings, which we define as the sum of revenues and the change in the deferred revenue balance for the period. We include changes in the deferred revenue balance in bookings to reflect new business activity in the period evidenced by prepayments or billings under our billing policies arising from acquisition of new clients, sales of additional platforms to existing clients, the addition of incremental users by existing clients and client renewals. Bookings are affected by our billing terms, and any changes in those billing terms may shift bookings between periods. Due to the seasonality of our sales, bookings growth is highly inconsistent from quarter to quarter throughout a calendar year.
•	Annual dollar retention rate. We define annual dollar retention rate as the implied monthly recurring revenue under client agreements at the end of a fiscal year, divided by the implied monthly recurring revenue, for that same client base, at the end of the prior fiscal year. This ratio does not reflect implied monthly recurring revenue for new clients added during the current fiscal year. We define implied monthly recurring revenue as the total amount of minimum recurring revenue contractually committed to, under each of our client agreements over the entire term of the agreement, but excluding non-recurring support, consulting and maintenance fees, divided by the number of months in the term of the agreement. Implied monthly recurring revenue is substantially comprised of subscriptions to our solution. We believe that our annual dollar retention rate is an important metric to measure the long-term value of client agreements and our ability to retain our clients.

•	Number of clients. We believe that our ability to expand our client base is an indicator of our market penetration and the growth of our business as we continue to invest in our direct sales teams and distributors.
•	Number of users. Since our clients generally pay fees based on the number of users of our solution within their organizations, we believe the total number of users is an indicator of the growth of our business.

Key Components Of Our Results Of Operations

Sources of Revenue and Revenue Recognition

Our solution is designed to enable organizations to meet the challenges they face in maximizing the productivity of their human capital. We generate revenue from the following sources:

•	Subscriptions to Our Solution. Clients pay subscription fees for access to our comprehensive learning and talent management solution for a specified period of time, typically three years. Fees are based primarily on the number of platforms the client can access and the number of users having access to those platforms. We generally recognize revenue from subscriptions ratably over the term of the agreement.
•	Consulting Services. We offer our clients assistance in implementing our solution and optimizing its use. Consulting services include application configuration, system integration, business process re-engineering, change management and training services. Services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months of the arrangement. Clients may also purchase consulting services at any other time. Our consulting services are performed by us directly or by third-party service providers we hire. Clients may also choose to perform these services themselves or hire their own third-party service providers. We generally recognize revenue from consulting services using the proportional performance method over the period the services are performed.
•	E-learning Content. We resell third-party on-line training content, which we refer to as e-learning content, to our clients. We also host other e-learning content provided to us by our clients. We generally recognize revenue from the resale of e-learning content as it is delivered and recognize revenue from hosting as the hosting services are provided.

Our client agreements generally include both a subscription to access our solution and related consulting services, and may also include e-learning content. Our agreements generally do not contain any cancellation or refund provisions other than in the event of our default. See “Critical Accounting Policies and Estimates — Revenue Recognition, Deferred Revenue and Offsets to Revenues” for a description of the accounting policies relating to revenue recognition, including accounting policies relating to arrangements that include multiple deliverables.

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting our solution; personnel and related expenses, including stock-based compensation, for network infrastructure, IT support, consulting services and on-going client support; payments to external service providers; amortization of capitalized software costs and trademarks; licensing fees; and referral fees. In addition, we allocate a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. The costs associated with providing consulting services are significantly higher as a percentage of revenue than the costs associated with providing access to our solution due to the labor costs to provide the consulting services.

We plan to continue our efforts to manage cost of revenue. For example, we are automating certain client integration services, and we are transitioning our network infrastructure from a fully managed third-party hosting environment to self-managed co-location facilities. We expect the co-location facilities to scale and support our continued growth on a more cost-effective basis than a fully managed third-party environment, although the costs of the transition, which is expected to be completed in the second half of 2010, will negatively affect our cost of revenue in the near term.

Operating Expenses

Our operating expenses are as follows:

•	Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff including salaries, benefits, bonuses, stock-based compensation and commissions; costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities; and allocated overhead.

We intend to continue to invest in sales and marketing and expect spending in these areas to increase as we continue to expand our business both domestically and internationally. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.

•	Research and Development. Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred.

We have focused our research and development efforts on continuously improving our solution. We believe that our research and development activities are efficient, because we benefit from maintaining a single software code base for our solution. We expect research and development expenses to increase in absolute dollars in the future, as we scale our research and development department and expand out our network infrastructure.

•	General and Administrative. General and administrative expenses consist primarily of personnel and related expenses for administrative, legal, finance and human resource staffs, including salaries, benefits, bonuses and stock-based compensation; professional fees; insurance premiums; other corporate expenses; and allocated overhead.

We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur increased expenses related to increased outside legal counsel assistance, accounting and auditing activities, compliance with the SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.

Other

•	Interest Income (Expense) and Other Income (Expense), Net. Interest income (expense) and other income (expense), net, consists primarily of interest expense from borrowings under our credit facility and our promissory notes; capital lease payments; amortization of debt issuance costs and debt discounts; and income and expense associated with fluctuations in foreign currency exchange rates. Interest income (expense) and other income (expense), net, was insignificant as a percentage of revenue in 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010.
•	Change in Fair Value of Preferred Stock Warrant Liabilities. Preferred warrant liabilities are the result of warrants issued in connection with our long-term debt and preferred stock financings. Changes in the fair value of our preferred stock occur in connection with changes in the overall value of our company. Upon the completion of this offering, all of our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. At that time, the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any changes in the fair value of these liabilities in our statements of operations.

Provision for Income Taxes

The provision for income taxes is related to certain state and foreign income taxes. As we have incurred operating losses in all periods to date and recorded a full valuation allowance against our deferred tax assets, we have not historically recorded a provision for federal income taxes.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of revenue, operating expenses, other income and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe the assumptions and estimates associated with the following have the greatest potential impact on our financial statements: revenue recognition; sales commissions; stock-based compensation; allowance for doubtful accounts; capitalized software costs; impairment of our long-lived assets, including software capitalized software costs; income taxes; and fair value of warrants.

Revenue Recognition, Deferred Revenue and Offsets to Revenue

We recognize revenue when: (i) persuasive evidence of an arrangement for the sale of our solution or consulting services exists, (ii) our solution has been made available or delivered, or our services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount we recognize as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. We consider that delivery of our software has commenced once we provide the client with log-in information to access and use our solution. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the acceptance or performance criteria, as applicable. Our fees are fixed based on stated rates specified in the client agreement. We assess collectability based in part on an analysis of the creditworthiness of each client, as well as other relevant economic or financial factors. If we do not consider collection reasonably assured, we defer the revenue until the fees are actually collected. We record amounts that have been invoiced to our clients in accounts receivable and as either deferred revenues on our balance sheet or revenues on our statement of operations, depending on whether the revenue recognition criteria have been met.

The majority of our client arrangements include multiple deliverables, such as subscriptions to our software solution accompanied by consulting services. We, therefore, recognize revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update 2009-13 “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force,” or ASU 2009-13 (formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). As our clients do not have the right to the underlying software code of our solution, our revenue arrangements are outside the scope of software client recognition guidance.

For such arrangements, we first assess whether each deliverable has value to the client on a standalone basis. Our solution has standalone value because once we give a client access, our solution is fully functional and does not require any additional development, modification or customization. Our consulting services have standalone value because third-party service providers, distributors or our clients themselves can perform these services without our involvement. The consulting services we provide are to assist clients with the configuration and integration of our solution. The performance of these services does not require highly specialized individuals.

Based on the standalone value of our deliverables, and, since clients generally do not have a right of return relative to the included consulting services, we allocate revenue among the separate deliverables under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverables arrangement to be based on, in declining order of preference, (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, (iii) management’s best estimate of the selling price, or BESP.

We are not able to determine VSOE or TPE for our deliverables because we sell them separately and within a sufficiently narrow price range only infrequently, and because we have determined that there are no third-party offerings reasonably comparable to our solution. Accordingly, we determine the selling price of subscriptions to our solution and consulting services based on BESP. The determination of BESP requires us to make significant estimates and judgments. We consider numerous factors, including the nature of the deliverables themselves; the geographies, market conditions and competitive landscape for the sale; our internal costs; and pricing and discounting practices. The determination of BESP is made through consultation with, and formal approval by, our senior management. We update our estimates of BESP on an ongoing basis as events and circumstances require, and we update our determination to use BESP on a semi-annual basis, including assessing whether we can determine VSOE or TPE.

After we determine the fair value of revenue allocable to each deliverable based on the relative selling price method, we recognize the revenue for each based on the type of deliverable. For subscriptions to our solution, we recognize the revenue on a straight-line basis over the term of the client agreement, which is typically three years. For consulting services, we generally recognize revenue using the proportional performance method over the period the services are expected to be performed.

In a limited number of cases, our multiple deliverables arrangements include consulting services that do not have value on a standalone basis separate from our solution, such as when the client’s intended use of our solution requires enhancements to underlying features and functionality. In these cases, we recognize revenue for the arrangement as one unit of accounting on a straight-line basis over the term of the client agreement, once the consulting services that do not have value on a standalone basis have been completed and accepted by the client.

For arrangements in which we resell third-party e-learning content to our clients or host client or third-party e-learning content provided by the client, we recognize revenues in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. We recognize e-learning content revenues in the gross amount that we invoice our client when: (i) we are the primary obligor, (ii) we have latitude to establish the price charged and (iii) we bear the credit risk in the transaction. For arrangements involving our sale of e-learning content, we charge our clients for the content based on pay-per-use or a fixed rate for a specified number of users and recognize the gross amount invoiced as revenue as the content is delivered. For arrangements where clients purchase e-learning content directly from a third-party, or provide it themselves, and we integrate the content into our solution, we charge a hosting fee. In such cases, we recognize the amount invoiced for hosting as the content is delivered, excluding any portion we invoice that is attributable to fees the third-party charges for the content.

In connection with our five-year global OEM agreement with ADP in May 2009, we entered into a warrant agreement to provide ADP additional performance incentives. Under the agreement, until the completion of this offering, we may be obligated to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of our common stock at an exercise price of $0.53 per share based upon sales targets ADP achieves during each contract year. We record the estimated fair value of the warrants as a reduction of revenue and a corresponding liability based on the most probable sales target we expect ADP to achieve. Through December 31, 2009 and the six months ended June 30, 2010, no reductions of revenue have been recorded because the defined targets have not been met by ADP for the contract year ended June 30, 2010. As the warrants expected to be issued under the agreement are measured at fair value, revenues could fluctuate from period to period.

Accounting for Commission Payments

We defer commissions paid to our sales force because these amounts are recoverable from future revenue from the non-cancelable client agreements that gave rise to the commissions. We defer expense recognition upon payment and amortize expense to sales and marketing expenses over the term of the client agreement in proportion to the revenue that is recognized. Commissions are direct and incremental costs of our client agreements. We generally pay commissions in the periods we receive payment from the client under the associated client agreement.

Stock-based Compensation

We account for stock-based awards granted to employees and directors by recording compensation expense based on the awards’ estimated fair values. We expect that our expense related to stock-based compensation will increase over time.

We estimate the fair value of our stock-based awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating the value per share of our common stock adjusted for our status as a private company, estimated volatility, expected term of the awards, estimated dividend yield and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

The determination of the estimated value per share of our common stock is discussed below. We use the average volatility of similar publicly traded companies as an estimate for our estimated volatility. For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises for our company, we apply a simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on the United States Treasury yield curve in effect during the period the award granted. Our estimated dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. We estimate forfeitures based upon our historical experience, and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Information related to our stock-based compensation activity, including weighted average grant date fair values and associated Black-Scholes option-pricing model assumptions, is as follows:

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2010
Stock options granted (in thousands)	1,812	1,053	581	782
Weighted average exercise price	$0.34	$0.53	$1.26	$1.65
Weighted average grant date fair value per share of stock options granted	$0.23	$0.33	$0.73	$0.95
Weighted average Black-Scholes model assumptions:
Estimated fair value of common stock	$0.34	$0.53	$1.26	$1.65
Estimated volatility	64.5%	71.0%	61.6%	60.1%
Estimated dividend yield	—%	—%	—%	—%
Expected term (years)	5.9	5.8	5.8	6.0
Risk-free rate	3.5%	1.7%	2.9%	2.9%

No stock options were granted in the six months ended June 30, 2009.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock at the time of each grant of stock-based awards. Since 2007, our management has regularly conducted contemporaneous valuations to assist the board in this determination at each grant date. The board was informed of these valuations and considered them along with other relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board’s best estimates at the time. These factors included:

•	contemporaneous independent third-party valuations, as applicable;
•	the nature and history of our business;
•	our operating and financial performance;
•	general economic conditions and the specific outlook for our industry;
•	significant new client sales by us and by our competitors and our competitive position in general;
•	the lack of liquidity for our non-publicly traded common stock;
•	the market price of companies engaged in the same or similar lines of business whose equity securities are publicly traded in active trading markets;
•	the differences between our preferred and common stock in terms of liquidation preferences, conversion rights, voting rights and other features; and
•	the likelihood of achieving different liquidity events or remaining a private company.

We performed the valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” We first determined our business enterprise value and then allocated this business enterprise value to each part of our capital structure, both preferred stock and common stock. We determined enterprise value using a combination of two generally accepted approaches, the market-based approach and the income approach. The market-based approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. In our case, it focused on comparing us to similar publicly traded companies. In applying this method, we derived valuation multiples from historical operating data of selected comparable companies and evaluated and adjusted those multiples based on the strengths and weaknesses of our company relative to the comparable companies. We then applied the adjusted multiple to our operating data to arrive at a valuation of our company. The income approach estimates value based on the expectation of future net cash flows, which are then discounted back to the present using a rate of return derived from alternative companies of similar type and risk profile. The resulting fair values of our common stock calculated using the market-based approach and income approach method were consistent with each other at each valuation date.

For each valuation, we prepared a financial forecast to be used in both the market-based approach and income approach. The financial forecast took into account our past financial results, our business experiences and our future expectations. We assessed the risk associated with achieving this forecast in selecting appropriate multiples and discount rates. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

We then used a probability-weighted expected return method to allocate our business enterprise value determined under the market-based and income approaches to each part of our capital structure. This probability-weighted expected return method included the following steps:

•	we estimated the timing of each possible liquidity outcome and its future value. In our analysis, we considered potential liquidity scenarios related to an initial public offering, staying private, a merger or sale, and a dissolution. We based the anticipated timing of such potential liquidity events primarily on our then-current plans and associated risks, as estimated by our board of directors and management. The recent growth and expansion of our business had provided us better visibility into the likelihood of a liquidity event transpiring in the next one to three years;
•	we determined the appropriate allocation of value to the common stockholders under each liquidity scenario based on the rights and preferences of each class and series of our stock at that time;
•	we multiplied the resulting value of our common stock under each scenario by a present value factor, calculated based on our cost of equity and the expected timing of the event;
•	we then multiplied the present value of our common stock under each scenario by an estimated relative probability determined by our management and board of each scenario occurring; and
•	we then calculated the probability-weighted value per share of our common stock and applied a lack of marketability discount.

After determining the fair value of our common stock, we then utilized a Black-Scholes option-pricing model to estimate the fair value of our stock-based awards granted, with the fair value of our common stock as an input into model. See “Critical Accounting Policies and Estimates — Stock Based Compensation” for further discussion of our valuation methodology for stock-based awards.

The table below sets forth information regarding stock options for each grant date between January 1, 2009 and June 30, 2010:

Date of Grant	Number of shares	Exercise price	Estimated fair value of common stock
December 31, 2009	581,000	$1.26	$1.26
April 21, 2010	782,400	$1.65	$1.65

The following specific items were considered and determinations made in assessing the fair value of our common stock at each of the foregoing dates:

December 31, 2009

•	The most recent independent contemporaneous valuation report, which was as of September 30, 2009.
•	A business enterprise value of $83.4 million, which was determined based on a combination of the market-based and income approaches.
•	A discount rate of 30%, based on our estimated weighted average cost of capital.
•	A lack of marketability discount of 25%.
•	Liquidity event scenario probabilities of 20% for an initial public offering, 40% for a sale or merger, and 35% for continuing as a private company. A dissolution scenario was deemed unlikely and was thus assigned only a 5% probability.

April 21, 2010

•	The most recent independent contemporaneous valuation report, which was as of March 31, 2010.
•	A business enterprise value based on the market-based approach that had increased by $23.8 million to $107.2 million since December 31, 2009, due to a variety of variables in the valuation model, but primarily driven by revenue growth.
•	A discount rate of 30%, based on our estimated weighted average cost of capital.
•	A lack of marketability discount of 25%.
•	Liquidity event scenario probabilities of 35% for an initial public offering, 25% for a sale or merger, and 35% for continuing as a private company. Again, a dissolution scenario was deemed unlikely and thus assigned only a 5% probability.

We believe the consideration of the above factors by our board of directors was a reasonable approach in estimating the fair value of our common stock as of the dates indicated. However, determining the fair value of our common stock requires complex and subjective judgments, and there is inherent uncertainty in our results.

Based upon an assumed initial public offering price of $       per share, which is the mid-point of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding stock options vested and expected to vest as of June 30, 2010 was $       million, of which $       million related to vested options and $       million related to options expected to vest.

Allowance for Doubtful Accounts

To date, we have not established an allowance for doubtful accounts, based on our historical collection experience and a review in each period of the status of our then-outstanding accounts receivable. To date, write-offs of accounts receivable have been insignificant. We make judgments as to our ability to collect outstanding receivables and will in the future establish an allowance if collections becomes doubtful. If our future actual collections are lower than expected, our cash flows could be negatively affected. In addition, any need to establish an allowance for doubtful accounts would itself negatively affect future results of operations.

Capitalized Software Costs

We capitalize the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of our solution, when the preliminary project stage is completed, management has decided to make the project a part of our future solution offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with, and who devote time to, internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to our solution are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use.

Impairment of Long Lived Assets

To date, we have identified no impairments of our long-lived assets. We assess the recoverability of our long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. We assess recoverability by determining whether the carrying value of these assets can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, we recognize the impairment, measured as the amount by which the carrying value exceeds fair value, and charge it to operations in the period in which we determine there has been impairment.

Income Taxes

We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. We record a valuation allowance when it is more likely than not that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. We have recorded a full valuation allowance to reduce our net deferred tax assets to zero, because we have determined that it is not more likely than not that any of our net deferred tax assets will be realized. If in the future we determine that we will be able to realize any of our net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that the determination is made.

We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon our evaluation of the facts, circumstances and information available at each period end. For those tax positions where we have determined there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where we have determined there is a less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

Fair Value of Warrants

Warrants to purchase common stock

We have issued warrants to purchase our common stock in connection with debt arrangements and our purchase of certain domain names. We accounted for these warrants at fair value upon issuance in stockholders’ equity, based on the specific terms of each warrant.

Under our agreement with ADP, we may have an obligation to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of our common stock at an exercise price of $0.53 per share, based upon sales targets ADP achieves during each contract year until the earlier of the end of the five-year term of our OEM agreement or the completion of this offering. The warrants terminate early upon the earlier of immediately prior to an acquisition of our company or other disposition of all our assets or three years after this offering. At June 30, 2010, no warrants had been issued to ADP, because the defined targets had not been met by ADP for the contract year ended June 30, 2010. ADP will no longer be entitled to earn warrants after the completion of this offering.

Based on the most probable sales target we expect ADP to achieve, we record the estimated fair value of the warrants that may be issued to ADP as a reduction of revenue. Prior to the issuance of the warrants for a particular contract year, we estimate at each period end the number of warrants likely to be issued, considering the ratio of sales by ADP actually recorded to date during the year to the sales by ADP estimated for the entire contract year, but only to the extent that a minimum sales target is expected to be achieved. These estimates are based on our historical sales to date by ADP, our expectation of future sales during the contract year and the status of pending contracts.

We then estimate the fair value of these warrants using a Black-Scholes option-pricing model, which incorporates several estimates and assumptions that are subject to significant management judgment. To the extent that our estimates vary from actual results, we adjust our estimates in the period in which additional information becomes known.

Warrants to purchase preferred stock

We have issued warrants to purchase our preferred stock in connection with debt arrangements and preferred stock financings. We have accounted for these warrants as liabilities at fair value at the time of issuance in each reporting period, because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate us to transfer assets to the warrant holders at some point in the future.

As with the ADP warrants and stock-based compensation, we estimate the fair value of our preferred stock warrants using the Black-Scholes option-pricing model, which incorporates several estimates and assumptions that are subject to significant management judgment. Changes in fair value at each period end are recorded in other income (expense) in our statement of operations until the earlier of the exercise or expiration of the warrants, or the completion of this offering or a liquidation event.

Upon the completion of this offering, all our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. At that time the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any changes in the fair value of these liabilities in our statement of operations.

Recent Accounting Pronouncements

Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued ASU 2009-13, which amends Accounting Standards Codification, or ASC, Subtopic 605-25. The amendments in ASU 2009-13 modify the ability of vendors, upon meeting certain criteria, to account separately for products or services provided in multiple-deliverables arrangements rather than as a combined unit and establishes a hierarchy for determining the selling price of each deliverable. Under ASU 2009-13, a vendor can determine a best estimate of the deliverable’s selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, even if the vendor does not have vendor-specific objective evidence or third-party evidence of the selling price, as otherwise required under ASC Subtopic 605-25. ASU 2009-13 also amends ASC 605-25 to eliminate the use of the residual method in determining selling prices and requires a vendor to allocate revenue using the relative selling price method for each deliverable.

The amendments in ASU 2009-13 were effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted at the beginning of an entity's fiscal year and an option for retrospective adoption and restatement of prior financial statements. We believe retrospective adoption provides more comparable financial information between periods. We therefore adopted the amendments in ASU 2009-13 retrospectively as of January 1, 2009. Retrospective adoption required us to revise our previously issued financial statements as if the amendments in ASU 2009-13 had always been in effect, and the financial statements and notes included in this prospectus reflect retrospective adoption for all prior periods presented. The adoption of the amendments had a material impact on our financial position and results of operations, as described in the notes to the consolidated financial statements included in this prospectus.

In July 2006, FASB issued guidance for the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken. This interpretation was effective for fiscal years beginning after December 15, 2006. The Company adopted the guidance on January 1, 2007 and the adoption did not have a material impact on the Company’s financial statements.

Effective January 2010, we adopted ASU No. 2010-06, “Fair Value Measurements and Disclosures,” which requires previous fair value hierarchy disclosures for certain balance sheet items to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant reclassifications between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. Their adoption did not have any impact on our financial statements. In addition, ASU 2010-06 requires more detailed disclosures regarding changes in Level 3 instruments. This disclosure change will be effective January 1, 2011 and is not expected to have an impact on our financial statements.

Results of Operations

The following table sets forth our statements of operations for each of the periods indicated in dollars (in thousands) and as a percentage of revenue. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Revenue	$10,976	$19,626	$29,322	$13,804	$20,283
Cost of revenue	3,911	6,116	8,676	3,961	6,227
Gross profit	7,065	13,510	20,646	9,843	14,056
Operating expenses:
Sales and marketing	9,343	16,914	18,886	8,316	12,946
Research and development	1,754	2,724	2,791	1,247	2,145
General and administrative	2,653	2,564	4,329	1,934	3,116
Total operating expenses	13,750	22,202	26,006	11,497	18,207
Loss from operations	(6,685)	(8,692)	(5,360)	(1,654)	(4,151)
Other income (expense):
Interest income (expense) and other income (expense), net	(144)	(639)	(813)	(279)	(601)
Change in fair value of preferred stock warrant liabilities	1,147	(790)	(2,147)	(1,175)	(4,442)
Loss before provision for income taxes	(5,682)	(10,121)	(8,320)	(3,108)	(9,194)
Provision for income taxes	(20)	(62)	(72)	(36)	(59)
Net loss	$(5,702)	$(10,183)	$(8,392)	$(3,144)	$(9,253)

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Revenue	100%	100%	100%	100%	100%
Cost of revenue	36	31	30	29	31
Gross margin	64	69	70	71	69
Operating expenses:
Sales and marketing	85	86	64	60	64
Research and development	16	14	10	9	11
General and administrative	24	13	15	14	15
Total operating expenses	125	113	89	83	90
Loss from operations	(61)	(44)	(18)	(12)	(20)
Other income (expense):
Interest income (expense) and other income (expense), net	(1)	(3)	(3)	(2)	(3)
Change in fair value of preferred stock warrant liabilities	10	(4)	(7)	(9)	(22)
Loss before provision for income taxes	(52)	(52)	(28)	(23)	(45)
Provision for income taxes	—	—	—	—	—
Net loss	(52)%	(52)%	(29)%	(23)%	(46)%

The following table sets forth the following key metrics that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions:

	At or For Year Ended December 31,			At or For Six Months Ended June 30,
	2007	2008	2009	2009	2010
Bookings (in thousands)	$15,019	$24,857	$34,467	$11,287	$20,208
Annual dollar retention rate	96.1%	89.9%	94.8%	N/A	N/A
Number of clients	105	168	280	206	367
Number of users (rounded to nearest thousand)	859,000	2,065,000	3,347,000	2,443,000	3,860,000

Comparison of Six Months Ended June 30, 2010 and 2009

Revenue and Metrics

	At or for six months ended June 30,
	2009	2010
Revenue (in thousands)	$13,804	$20,283
Bookings (in thousands)	$11,287	$20,208
Number of clients	206	367
Number of users (rounded to nearest thousand)	2,443,000	3,860,000

Revenue increased $6.5 million, or 47%, from the first six months of 2009 to the first six months of 2010. Revenue growth in 2010 was mainly driven by revenue from client agreements signed in prior periods that was not fully reflected in those periods, as a result of the seasonality of when we enter into new client agreements and our revenue recognition policy, which generally recognizes subscription revenue over the contract period. To a lesser extent, revenue growth resulted from current period acquisitions of new clients, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. We believe this growth is primarily a result of our continued investment in the growth of our direct sales teams, increased marketing activities and increased brand awareness. Revenue in the United States increased by $3.6 million, or 33%, while international revenue, mainly in Europe, increased by $2.9 million or 98% from $2.9 million for the first six months ended 2009 to $5.8 million for the first six months of 2010. Sales in Europe were mainly driven by the acquisition of new clients. As a percentage of total revenue, international revenue accounted for 21% for the first six months of 2009 compared to 29% for the first six months of 2010.

Our bookings, number of clients and number of users all grew significantly from the first six months of 2009 to the first six months of 2010. Bookings increased 79% compared to the 47% increase in revenues, due primarily to acquisitions of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. The number of clients grew 78%. The number of users increased by approximately 1.4 million, or 58%, due almost entirely to acquisition of new clients in the current period, although we also increased our penetration within existing clients.

Cost of Revenue and Gross Margin

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
Cost of revenue	$3,961	$6,227
Gross profit	$9,843	$14,056
Gross margin	71%	69%

Cost of revenue increased $2.3 million, or 57%, from the first six months of 2009 to the first six months of 2010, primarily attributable to increased costs associated with additional headcount and improvement of our network infrastructure, in each case to service existing clients as well as in anticipation of future growth. We have been transitioning our network infrastructure from a fully managed third-party hosting environment to self-managed co-location facilities. We anticipate this transition will be completed by the end of 2010, and that the new co-location facilities will be better able to scale to meet significantly increased capacity requirements in support of our continued growth on a more cost-effective basis than our historic third-party managed environment. To a lesser extent, the increase was attributable to increased depreciation associated with recent additions to our fixed assets; increased third-party e-learning content fees, as we enter into additional client agreements; and increased capitalized software amortization arising from the recent deployments of such software.

Our gross margin decreased by 2% from the first six months of 2009 to the first six months of 2010, reflecting our investment in additional headcount and non-recurring costs associated with the transition of our network infrastructure.

Sales and marketing

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
Sales and marketing	$8,316	$12,946
Percent of revenue	60%	64%

Sales and marketing expenses increased $4.6 million, or 56%, from the first six months of 2009 to the first six months of 2010. The increase in both dollars and as a percentage of revenue was primarily attributable to the increase in our sales force to address increased opportunities in existing and new markets and an increase in commissions due to increased sales volume. Total headcount in sales and marketing increased 53% from June 30, 2009 to June 30, 2010, with the number of employees on our direct sales teams increasing by 70%.

Research and Development

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
Research and development	$1,247	$2,145
Percent of revenue	9%	11%

Research and development expenses increased $0.9 million, or 72%, from the first six months of 2009 to the first six months of 2010. The increase was primarily attributable to increased employee-related costs to maintain and enhance the existing functionality in our solution. Research and development headcount increased 53% from June 30, 2009 to June 30, 2010 in support of these activities.

We capitalize a portion of our software development costs related to the development and enhancements of our solution which are then amortized to cost of revenue. The timing of our capitalizable development and enhancement projects may affect the amount of development costs expensed in any given period. We capitalized $0.7 million and $0.7 million of software development costs and amortized $0.4 million and $0.6 million, in the first six months of 2009 and 2010, respectively. We believe that our research and development activities continue to be efficient because we benefit from maintaining a single code base of our solution.

General and Administrative

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
General and administrative	$1,934	$3,116
Percent of revenue	14%	15%

General and administrative expenses increased $1.2 million, or 61%, from the first six months of 2009 to the first six months of 2010. The increase was primarily attributable to increased employee-related costs due to increased headcount, and to higher professional fees for accounting, audit, legal and tax services. General and administrative headcount increased by 100% from June 30, 2009 to June 30, 2010, primarily in our accounting and finance department to support our growing business and to prepare to transition from a private company to a public company. Professional fees for accounting and legal services also increased due to the expansion of our international business activities and in connection with preparing for the transition to a public company.

Interest Income (Expense) and Other Income (Expense), Net

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
Interest income (expense) and other income (expense), net	$(279)	$(601)
Percent of revenue	(2)%	(3)%

Interest income (expense) and other income (expense), net increased $0.3 million, or 115%, from the first six months of 2009 to the first six months of 2010. The increase was primarily attributable to foreign exchange fluctuations in the British Pound and Euro in relation to the U.S. Dollar and to higher interest expense as a result of increased average borrowings on our credit facilities in support of the growth in our business.

Change in Fair Value of Preferred Stock Warrant Liabilities

	Six months ended June 30,
	2009	2010
	(dollars in thousands)
Change in fair value of preferred stock warrant liabilities	$(1,175)	$(4,442)
Percent of revenue	(9)%	(22)%

The fair value of the liabilities associated with our preferred stock warrants increased $4.4 million during the first six months of 2010, compared to an increase of $1.2 million during the first six months of 2009. These increases are recorded as expenses in our results of operations, and are attributable to increases in the fair value of our preferred stock warrants liabilities during each of these periods, driven in turn by an increase in the value of our company during the periods. We value our preferred stock warrants using the Black-Scholes option pricing model. See “Critical Accounting Policies and Estimates —  Fair Value of Warrants” for a discussion of the valuation methodology for our preferred stock warrant liabilities.

Provision for Income Taxes

	Six months ended June 30,
	2009	2010
	(in thousands)
Provision for income taxes	$(36)	$(59)

We have incurred operating losses in all periods to date and have recorded a full valuation allowance against our net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain state and foreign income taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Comparison of Years Ended December 31, 2007, 2008 and 2009

Revenue and Metrics

	At or For Year Ended December 31,
	2007	2008	2009
Revenue (in thousands)	$10,976	$19,626	$29,322
Bookings (in thousands)	$15,019	$24,857	$34,467
Annual dollar retention rate	96.1%	89.9%	94.8%
Number of clients	105	168	280
Number of users (rounded to nearest thousand)	859,000	2,065,000	3,347,000

Revenue increased $9.7 million, or 49%, from 2008 to 2009. Revenue growth in 2009 was mainly driven by revenue from client agreements signed in 2008 that was not fully reflected in 2008, as a result of the seasonality of when we enter into new client agreements and our revenue recognition policy, which generally recognizes subscription revenue over the contract period. In addition, revenue growth resulted from the acquisitions of new clients, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals, each within 2009. We believe this growth is primarily the result of our investment in our direct sales teams, increased marketing activities and increased brand awareness. Revenue in the United States increased by $6.4 million, or 40%, while international revenue, mainly in Europe, increased by $3.3 million, or 91%, from $3.6 million in 2008 to $6.9 million in 2009. As a percentage of total revenue, international revenue accounted for 18% in 2008 compared to 24% in 2009.

Despite the global recession, our bookings, number of clients and number of users all grew significantly from 2008 to 2009. Bookings increased 39%, due primarily to acquisitions of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. The growth rates for revenue and bookings are not correlated in a given year due to the seasonality of our client agreements, the varied timing of billings, the recognition in most cases of subscription revenue on a straight-line basis over the term of the agreement, and the recognition of consulting revenues based on proportional performance over the period the services are performed. Our annual dollar retention rate improved by 4.9% to 94.8% from 2008 to 2009 as a result of increased client renewals and our existing clients purchasing additional platforms of our solution, as well as adding incremental users. The number of clients grew 67%. The number of users increased by approximately 1.3 million, or 62%, due almost entirely to acquisitions of new clients in the current period, although we also increased our penetration within existing clients.

Revenue increased $8.7 million, or 79%, from 2007 to 2008. Revenue growth from 2007 to 2008 was driven primarily by the same factors as for growth from 2008 to 2009. Revenue in the United States increased by $6.6 million, or 70%, while international revenue, mainly in Europe, increased by $2.1 million, or 135%, from $1.5 million in 2007 to $3.6 million in 2008 as a result of the acquisition of new clients. As a percentage of total revenue, international revenue accounted for 14% in 2007 compared to 18% in 2008.

Our bookings, number of clients and number of users all grew significantly from 2007 to 2008. Bookings increased 66% compared to the 79% increase in revenues, due primarily to acquisitions of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. The 6.2% decrease in annual dollar retention rate from 2007 to 2008 was primarily due to the loss of a large enterprise client that was acquired in 2008. The number of clients grew 60%. The number of users increased by approximately 1.2 million, or 140%, due almost entirely to acquisition of new clients in the current period, although we also increased our penetration within existing clients.

Cost of Revenue and Gross Margin

	Year ended December 31,
	2007	2008	2009
	(dollars in thousands)
Cost of revenue	$3,911	$6,116	$8,676
Gross profit	$7,065	$13,510	$20,646
Gross margin	64%	69%	70%

Cost of revenue increased $2.6 million, or 42%, from 2008 to 2009, primarily attributable to increased employee-related costs, increased costs related to outsourced consulting services and increased network infrastructure costs, in each case to service our existing clients as well as in anticipation of future growth. To a lesser extent, the increase was also attributable to increased amortization of capitalized software and increased amortization of license fees we pay to third parties.

Our gross margin increased slightly from 2008 to 2009, notwithstanding our investment in additional headcount and infrastructure in anticipation of future growth.

Cost of revenue and gross margin increased from 2007 to 2008 primarily as a result of the same factors that produced the increase from 2008 to 2009.

Sales and Marketing

	Year ended December 31,
	2007	2008	2009
	(dollars in thousands)
Sales and marketing	$9,343	$16,914	$18,886
Percent of revenue	85%	86%	64%

Sales and marketing expenses increased $2.0 million, or 12%, from 2008 to 2009. The increase was primarily attributable to increases in marketing programs and the expansion of our sales force to address increased opportunities in new and existing markets. Total headcount in sales and marketing increased 38% from December 31, 2008 to December 31, 2009, with the number of employees on our direct sales teams increasing by 38%. We also incurred additional travel costs associated with our direct sales teams in 2009. Notwithstanding these investments in anticipation of future growth, sales and marketing expenses as a percentage of revenues decreased from 2008 to 2009.

Sales and marketing expenses increased $7.6 million, or 81%, from 2007 to 2008. The increase was primarily attributable to an increase of 22% in total headcount in sales and marketing from December 31, 2007 to December 31, 2008, with the number of employees on our direct sales teams increasing by 26%, as well as increased expenses for marketing programs.

Research and Development

	Year ended December 31,
	2007	2008	2009
	(dollars in thousands)
Research and development	$1,754	$2,724	$2,791
Percent of revenue	16%	14%	10%

Although our business grew significantly from 2008 to 2009, research and development expenses remained relatively constant at approximately $2.7 million, because we benefited from maintaining a single code base of our solution. Although research and development headcount increased 44% from December 31, 2008 to December 31, 2009, the increase did not materially affect employee-related costs, as we hired most of these new employees in the latter part of 2009.

Research and development expenses increased by $1.0 million, or 55%, from 2007 to 2008. The increase was primarily attributable to increased employee-related costs to maintain and improve the existing functionality in our solution. Research and development headcount increased 23% from December 31, 2007 to December 31, 2008 in support of these activities.

We capitalize a portion of our software development costs related to the development and enhancements of our solution which are then amortized to cost of revenue. The timing of our capitalizable development and enhancement projects may affect the amount of development costs expensed in any given period. We capitalized $0.8 million, $1.1 million and $1.5 million of software development costs and amortized $0.5 million, $0.6 million and $0.9 million in 2007, 2008 and 2009, respectively.

General and Administrative

	Year ended December 31,
	2007	2008	2009
	(dollars in thousands)
General and administrative	$2,653	$2,564	$4,329
Percent of revenue	24%	13%	15%

General and administrative expenses increased $1.8 million, or 69%, from 2008 to 2009. The increase was primarily attributable to increased professional fees for accounting, audit, legal and tax services, increased sales taxes and increased employee-related costs as a result of increased headcount. To a lesser extent, the increase was also due to increased domestic sales taxes resulting from our increased sales. The increase in professional fees for audit services was primarily attributable to our retrospective adoption of the revised accounting guidance for revenue arrangements with multiple deliverables. The increase in legal and tax services was primarily due to the expansion of our international business activities. General and administrative headcount increased 40% from December 31, 2008 to December 31, 2009, primarily in our accounting and finance department to support our growing business and to prepare to transition from a private company to a public company.

General and administrative expenses remained relatively constant from 2007 to 2008. Although general and administrative headcount increased 25% from December 31, 2007 to December 31, 2008, the increase did not materially affect employee-related costs, because we hired most of these new employees in the latter part of 2008.

Interest Income (Expense) and Other Income (Expense), Net

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Interest income (expense) and other income (expense), net	$(144)	$(639)	$(813)

Interest income (expense) and other income (expense), net increased $0.2 million, or 27%, from 2008 to 2009. The increase was primarily attributable to higher interest expense as a result of higher average interest rates in 2009, which were partially offset by a decrease in our average borrowings outstanding on our credit facilities during 2009 and diminished foreign currency fluctuations in the British Pound and Euro in relation to the U.S. Dollar.

Interest income (expense) and other income (expense), net increased $0.5 million, or 344%, from 2007 to 2008. The increase was primarily attributable to foreign currency exchange losses related to fluctuations in the British Pound and, to a lesser extent, Euro in relation to the U.S. Dollar. Interest expense remained fairly constant from 2007 to 2008, as an increase in our average borrowings outstanding in 2008 was offset by lower average interest rates.

Change in Fair Value of Preferred Stock Warrant Liabilities

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Change in fair value of preferred stock warrant liabilities	$1,147	$(790)	$(2,147)

The fair value of the liabilities associated with our preferred stock warrants increased $2.1 million in 2009, compared to an increase of $0.8 million in 2008. The increase in 2009 was primarily attributable to the issuance of additional warrants to purchase preferred stock in connection with the Series E financing in 2009, and the increase in the fair value of all of our preferred stock warrants. The increase in the fair value of the preferred stock warrants was driven by the increase in the value of our company from December 31, 2008 to December 31, 2009.

The fair value of the liabilities associated with our preferred stock warrants increased $0.8 million in 2008, as a result of an increase in the fair value of our preferred stock warrant liabilities at December 31, 2008 compared to December 31, 2007. The increase in the fair value of the preferred stock warrants was driven by the increase in the value of our company from December 31, 2007 to December 31, 2008. We recorded income from the decline in the fair value of our preferred stock warrant liability in 2007 due to a reduction in the value of our preferred stock during 2007.

Provision for Income Taxes

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Provision for income taxes	$(20)	$(62)	$(72)

We have incurred operating losses in all periods to date and have recorded a full valuation allowance against our net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain state and foreign income taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations for each of the quarters in the year ended December 31, 2009 and in the six months ended June 30, 2010 have been prepared on a basis consistent with our audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in these statements. The period-to-period comparison of financial results is not necessarily indicative of future results and should be read in conjunction with our annual financial statements and the related notes included elsewhere in this prospectus.

	Quarter Ended
	(in thousands)
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010
Revenue	$6,777	$7,027	$7,408	$8,110	$9,670	$10,613
Cost of revenue	1,988	1,973	2,110	2,605	3,064	3,163
Gross profit	4,789	5,054	5,298	5,505	6,606	7,450
Operating expenses:
Sales and marketing	4,046	4,270	4,949	5,621	6,366	6,580
Research and development	589	658	731	813	1,004	1,141
General and administrative	1,030	904	920	1,475	1,416	1,700
Total operating expenses	5,665	5,832	6,600	7,909	8,786	9,421
Loss from operations	(876)	(778)	(1,302)	(2,404)	(2,180)	(1,971)
Other income (expense):
Interest income (expense) and other income (expense), net	(129)	(150)	(267)	(267)	(335)	(266)
Change in fair value of preferred stock warrant liabilities	(639)	(536)	(375)	(597)	(1,272)	(3,170)
Loss before provision for income taxes	(1,644)	(1,464)	(1,944)	(3,268)	(3,787)	(5,407)
Provision for income taxes	(18)	(18)	(18)	(18)	(30)	(29)
Net loss	$(1,662)	$(1,482)	$(1,962)	$(3,286)	$(3,817)	$(5,436)

As a percentage of revenues:

	Quarter Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	29	28	28	32	32	30
Gross margin	71	72	72	68	68	70
Operating expenses:
Sales and marketing	60	61	67	69	66	62
Research and development	9	9	10	10	10	11
General and administrative	15	13	12	18	15	16
Total operating expenses	84	83	89	98	91	89
Loss from operations	(13)	(11)	(18)	(30)	(23)	(19)
Other income (expense):
Interest income (expense) and other income (expense), net	(2)	(2)	(4)	(3)	(3)	(3)
Change in fair value of preferred stock warrant liabilities	(9)	(8)	(5)	(7)	(13)	(30)
Loss before provision for income taxes	(24)	(21)	(26)	(40)	(39)	(51)
Provision for income taxes	—	—	—	—	—	—
Net loss	(25)%	(21)%	(26)%	(41)%	(39)%	(51)%

The following table sets forth our bookings, number of clients and number of users:

	At or For the Quarter Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010
Bookings (in thousands)	$5,404	$5,883	$8,776	$14,404	$9,237	$10,971
Number of clients	188	206	227	280	310	367
Number of users (rounded to nearest thousand)	2,414,000	2,443,000	2,919,000	3,347,000	3,773,000	3,860,000

Revenues as well as number of clients and number of users grew sequentially in each of the periods presented. The rate of growth from period to period was affected by the seasonality of our business.

Quarterly bookings over the periods presented have increased generally, but have also reflected the seasonality of our client agreements. We sign a significantly higher percentage of agreements with new clients, and renewal agreements with existing clients, in the fourth quarter of each year and usually sign a significant portion of these agreements during the last month, and often the last two weeks, in each quarter. The seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, because we generally recognize subscription revenue over the term of our client agreements. A substantial portion of subscription revenue in any particular quarter arises from agreements entered into in previous quarters.

Gross profit increased sequentially each quarter primarily due to increasing revenues and to a lesser extent our realization of economies of scale in our consulting services, as we have emphasized continuous improvement in processes for delivering client implementation and support programs. Gross margins fluctuated from quarter to quarter, however, as expenditures in support of our growth strategy have varied in scope and scale over these periods. For example, gross margin decreased from the third to fourth quarter of 2009 because of additional headcount in our consulting services and customer support departments, and then increased from the first to the second quarters of 2010, as revenues grew and we realized the benefits of the increased headcount. These improvements were partially offset by new investments to enhance our network infrastructure.

Sales and marketing expenses as a percentage of revenue reflected continually increasing headcount in our direct sales teams, although the timing of particular marketing programs and events contributed to quarter to quarter variations. Research and development expenses as a percentage of revenue remained relatively constant as revenues grew while we added headcount to maintain and improve the functionality of our solution. General and administrative expenses as a percentage of revenue varied depending on the timing of expenses related to legal and accounting fees, employee empowerment programs, and domestic sales and use taxes, including expenses and additional personnel related to our retrospective adoption of our revenue recognition policy and our preparation to become a publicly held company.

More generally, our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Such factors include, in addition to those in the “Risk Factors” section of this prospectus:

•	our ability to attract new clients;
•	the timing and rate at which we enter into agreements for our solution with new clients;
•	the extent to which our existing clients renew their subscriptions for our solution and the timing of those renewals;
•	the extent to which our existing clients purchase additional platforms in our solution or add incremental users;
•	changes in the mix of our sales between new and existing clients;
•	changes to the proportion of our client base that is comprised of enterprise or mid-sized organizations;
•	seasonal factors affecting the demand for our solution;
•	our ability to manage growth, including in terms of new clients, additional users and new geographies;
•	the timing and success of competitive solutions offered by our competitors;
•	changes in our pricing policies and those of our competitors; and
•	general economic and market conditions.

One or more of these factors may cause our operating results to vary widely. As such, we believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

At June 30, 2010, our principal sources of liquidity were $7.1 million of cash and cash equivalents, which are invested primarily in money market funds, and our $5 million revolving credit facility. Due to their short maturities, the carrying amounts of cash equivalents reasonably approximate fair value. The primary objective of our investment activities is the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes.

To date, our operations and growth have been primarily financed through the sale of preferred stock and short- and long-term borrowings. Since inception, we have raised $37 million of equity capital, and at June 30, 2010, we had $9.6 million of debt outstanding. We have raised cumulative proceeds from preferred stock financings and term loans of approximately $37 million and $14 million, respectively.

During August 2010, we entered into a $15 million credit facility with Silicon Valley Bank, or the SVB Credit Facility, with a maturity of August 2012. Borrowings under the SVB Credit Facility are available on both a formula and a non-formula basis. The amount available on the non-formula basis is $5 million through January 1, 2011, $2.5 million through July 1, 2011 and zero thereafter. Interest is payable monthly, and the principal is due upon maturity. The interest rate is prime plus 1.5%, if the outstanding indebtedness under the facility is less than or equal to $5 million, and prime plus $2.5%, if the outstanding indebtedness is greater than $5 million. The SVB Credit Facility requires immediate repayment upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement.

Based on our current level of operations and anticipated growth, we believe the proceeds from this offering, our future cash flows from operating activities, existing cash and cash equivalents, and our ability to borrow on acceptable terms will provide adequate funds for ongoing operations for at least the next 12 months. Actual future capital requirements will depend on many factors, including our rate of revenue and billings growth and the level of expenditures in all areas of our business. To the extent that existing capital resources and sales growth are not sufficient to fund future activities, we may need to raise additional funds, which may not be available on favorable terms or at all.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Net cash used in operating activities	$(3,341)	$(5,986)	$(1,633)	$(588)	$(2,728)
Net cash used in investing activities	(991)	(1,282)	(1,599)	(762)	(1,157)
Net cash provided (used in) by financing activities	14,893	(551)	8,003	9,159	2,930

Net Cash Used in Operating Activities

Our net loss and cash flows from operating activities are significantly influenced by our investments in headcount and infrastructure to support anticipated growth. In addition, cash flows from operating activities are affected by the seasonality of our business, which results in variations in the timing of our invoicing of, and our receipt of payments from, our clients. For example, while we have experienced increases in cash flow from operating activities as a result of increases in deferred revenue for each year presented, because of the seasonality of our business, we experienced decreases in cash flow as a result of decreases in deferred revenue in the six-month periods ended June 30, 2009 and 2010. Conversely, once again due to the seasonality of our business, while we experienced decreases in cash flow from operating activities as a result of increases in accounts receivable for each year presented, we experienced increases in cash flow due to decreases in accounts receivable in the six month periods ended June 30, 2009 and 2010.

Our use of cash in operating activities in the first six months of 2010 was primarily due to our net loss of $9.3 million, reflecting our continued significant investments in headcount and other expenses to grow our business, adjusted for $5.9 million of non-cash expenses that included a $4.4 million increase in preferred stock warrant liabilities, $1.2 million of depreciation and amortization, and $0.2 million of stock-based compensation. Additional uses of cash included payment of $1.0 million in compensation accrued in 2009, a $0.1 million decrease in accounts payable and a $0.1 million decrease in deferred revenue, offset in part by cash generated from a $2.0 million decrease in accounts receivable.

Our use of cash in operating activities in the first six months of 2009 was primarily due to our net loss of $3.1 million, adjusted for $2.0 million of non-cash expenses that included a $1.2 million increase in preferred stock warrants liabilities, $0.6 million of depreciation and amortization, and $0.2 million of stock-based compensation expense. Additional uses of cash included a $3.8 million increase in accounts receivable and a $2.5 million decrease in deferred revenue, offset in part by cash generated from a $0.5 million decrease in deferred commissions.

Our use of cash in operating activities in 2009 was primarily due to our net loss of $8.4 million, as we focused on making additional investments in headcount and infrastructure to service existing growth and in anticipation of future growth, adjusted for $3.9 million in non-cash expenses that included a $2.1 million increase in preferred stock warrant liabilities, $1.3 million of depreciation and amortization and $0.3 million in stock-based compensation. Our growth resulted in other uses of cash that included an increase of $3.3 million in accounts receivable, a $0.9 million increase in deferred commissions and a $0.3 million increase in prepaid expenses and other current assets. These uses of cash were offset in part by cash generated from a $5.1 million increase in deferred revenue resulting from the growth of our business and our general practice of invoicing clients in advance for the annual portion of their multi-year subscriptions and for any consulting services. We also generated cash from a $1.7 million increase in accrued expenses and a $0.5 million increase in accounts payable.

Our use of cash in operating activities in 2008 was primarily due to our net loss of $10.2 million, adjusted for non-cash expenses that included $1.0 million of depreciation and amortization, a $0.8 million increase in preferred stock warrant liabilities and $0.2 million of stock-based compensation. Uses of cash also included a $3.5 million increase in accounts receivable and a $0.4 million increase in deferred sales commissions, offset in part by cash generated from a $5.2 million increase in deferred revenue and a $0.6 million increase in accrued expenses.

Our use of cash in operating activities in 2007 was primarily due to net loss of $5.7 million, adjusted for non-cash expenses that included $0.7 million of depreciation and amortization and $0.2 million of stock-based compensation, offset by a $1.1 million decrease in preferred stock warrant liabilities. Uses of cash included a $1.9 million increase in accounts receivable and a $0.4 million increase in prepaid expenses and other current assets, offset in part by cash generated from a $4.0 million increase in deferred revenue, a $0.5 million increase in accounts payable and a $0.4 million increase in accrued expenses.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures to develop our capitalized software as well as to purchase computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

We used $1.2 million of cash in investing activities during the six months ended June 30, 2010, primarily due to $0.7 million of investments in our capitalized software and $0.4 million of net investments in other fixed assets.

We used $0.8 million of cash in investing activities during the six months ended June 30, 2009, primarily due to $0.7 million of investments in our capitalized software and $34,000 of net investments in other fixed assets and trademark additions.

We used $1.6 million of cash in investing activities in 2009, primarily due to $1.5 million of investments in our capitalized software and $0.1 million of net investments in other fixed assets. The investments in other fixed assets consisted of $1.6 million in purchases of additional equipment for our expanding infrastructure and work force, which were primarily financed through $1.5 million in capital lease financing.

We used $1.3 million of cash in investing activities in 2008, primarily due to $1.1 million of investments in our capitalized software and $0.2 million of net investments in other fixed assets. The investments in other fixed assets consisted of $0.6 million in capital expenditures related to the purchases of additional equipment for our expanding infrastructure and work force which were primarily financed through $0.4 million in capital lease financing.

We used $1.0 million of cash in investing activities in 2007 primarily due to $0.8 million of investments in our capitalized software and $0.2 million of net investments in other fixed assets. The investments in other fixed assets consisted of $0.6 million in capital expenditures related to the purchases of additional equipment, which were purchases of equipment, primarily financed through $0.4 million in capital lease financing.

Net Cash Provided by (Used in) Financing Activities

The cash provided by financing activities during the six months ended June 30, 2010 was primarily due to $4.5 million of proceeds of long term debt from our line of credit, partially offset by $1.0 million of payments on our term loan and $0.6 million of payments on our capital lease obligations.

The cash provided by financing activities during the six months ended June 30, 2009 was primarily due to $8.7 million of proceeds from our Series E financing in addition to proceeds of $3.9 million of long term debt from our line of credit, partially offset by $3.3 million of payments on our debt.

The cash provided by financing activities in 2009 was primarily due to approximately $8.7 million of proceeds from our Series E convertible preferred stock financing and $4.0 million borrowed under a senior subordinated promissory note agreement, partially offset by $2.3 million of payments on our line of credit, $2.0 million of payments on our term loan and $0.3 million in payments on our capital lease obligations.

The cash used by financing activities in 2008 was primarily due to $6.2 million of payments on our line of credit, $0.5 million of payments on our term loan and $0.1 million of payments on our capital lease obligations, partially offset by $4.1 million in borrowings on our line of credit and $2.0 million in borrowings on our term loan.

The cash provided by financing activities in 2007 was primarily due to approximately $16 million of proceeds from our Series D convertible preferred stock financing, $4.4 million in borrowings on our line of credit and $3.0 million in borrowings on our term loan. This increase in cash provided by financing activities was partially offset by the repurchase of Series A preferred stock in the amount of $5.4 million, the repurchase of our common stock in the amount of $0.5 million, payments on our line of credit of $1.5 million and payments on our term loan of $0.9 million.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations at December 31, 2009 (in thousands):

		Year Ending December 31,
	Total	2010	2011	2012	2013	2014
Long-term debt obligations	$6,545	$2,034	$511	$—	$—	$4,000
Capital lease obligations	1,852	694	671	476	11	—
Operating lease obligations	1,351	693	658	—	—	—

In March 2009, we entered into an e-learning content reseller agreement with a third-party content provider. License fees of $0.2 million and $0.2 million are due in 2010 and 2011, respectively.

During the first six months of 2010, we entered into an amendment to our operating lease to increase our office space in Santa Monica, California, and entered into an operating lease for a foreign office in India. These operating lease agreements increase our total operating lease commitments by approximately $1.1 million through 2015.

In August 2010, we borrowed $6.4 million under a new credit facility with Silicon Valley Bank with a maturity date of August 2012, and repaid the remaining outstanding balance and accrued interest under our credit facility with Comerica Bank, which was then terminated.

During 2010, we entered into additional capital lease agreements that increase our total capital lease commitments by approximately $2.1 million.

In August 2010, we entered into a patent license agreement, granting us a perpetual license to use a third-party’s e-learning technologies. License fees of $0.2 million, $0.4 million, $0.4 million and $0.2 million are due in 2010, 2011, 2012 and 2013, respectively.

At December 31, 2009, liabilities for unrecognized tax benefits of $154,000, which are attributable to foreign income taxes and interest and penalties, are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the time of future cash outflows and other events that extinguish these liabilities.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy currently has been to invest in financial instruments that are highly liquid and readily convertible into cash and that mature within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest rate risk

We are exposed to market risk related to changes in interest rates.

Our investments are considered cash equivalents and primarily consist of money market funds backed by United States Treasury Bills and certificates of deposit. At June 30, 2010, we had cash equivalents of $7.1 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

At June 30, 2010, we had borrowings outstanding with carrying amounts of $9.6 million. Our outstanding long-term borrowings consist of variable interest rate financial instruments. Our variable rate borrowings are based on prime plus 0.5% to 3.75%. The carrying amount of these long-term borrowings approximates fair value based on borrowing rates currently available to us. A hypothetical 10% increase or decrease in interest rates relative to interest rates at June 30, 2010 would not have a material impact on the fair values of all of our outstanding borrowings. Changes in interest rates would, however, affect operating results and cash flows, because of the variable rate nature of our borrowings. A hypothetical 10% decrease in interest rates relative to interest rates at June 30, 2010 would result in a decrease of approximately $0.1 million in interest expense for the six months ended June 30, 2010.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Our historical revenue has primarily been denominated in U.S. Dollars, and a significant portion of our current revenue continues to be denominated in U.S. Dollars. However, we expect an increasing portion of our future revenue to be denominated in currencies other than the U.S. Dollar, primarily the Euro and British Pound. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at June 30, 2010 would not be material to our financial condition or results of operations. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and, to a much lesser extent, the United Kingdom, other European Union countries, Canada, India and Israel. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international structure, we do not plan on engaging in hedging activities in the near future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Counterparty Risk

Our financial statements are subject to counterparty credit risk, which we consider as part of the overall fair value measurement. We attempt to mitigate this risk through credit monitoring procedures.

BUSINESS

Overview

Cornerstone OnDemand, Inc. is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. We currently have over 390 clients who use our solution to empower over 4.25 million users across 164 countries and 16 languages.

We provide a comprehensive and integrated solution that delivers the following benefits:

•	Comprehensive Functionality. We offer five integrated platforms that address all stages of the employee lifecycle. These platforms include learning management, enterprise social networking, performance management, succession management, and extended enterprise.
•	Flexible and Highly Configurable. Clients can match the use of our software with their specific business processes and workflows. The flexibility of our solution allows our clients to deploy the five platforms of our solution individually or in any combination.
•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution.
•	Software-as-a-Service Model Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting services that are typical of legacy software solutions.
•	Scalable to Meet the Needs of All Organizations. We have built a highly scalable, multi-tenant, multi-user architecture that supports the complex needs of global corporations yet is capable of supporting deployments of any size. We currently support multiple client deployments of over 150,000 users, including one client with over 700,000 users.
•	Continued Innovation through Collaborative Product Development. The vast majority of our thousands of software features were designed with existing and prospective clients based on their specific functional requests.

Our clients include multi-national corporations, large domestic enterprises, mid-market companies, state and local public sector organizations, higher education institutions, and non-profit entities, such as Barclays Bank PLC, BJC HealthCare, Flextronics International USA, Inc., Kelly Services, Inc., Liberty Mutual Insurance Company, Pearson, Inc., Starwood Hotels & Resorts Worldwide, Inc., State of Nebraska, Teach for America and Virgin Media Limited. While most of our deployments encompass all employees at a given client, some also include the employees of the extended enterprise of that client, such as employees of the client’s customers, vendors and distributors.

We sell our solution domestically and internationally through both direct and indirect channels, including direct sales teams throughout North America and Europe and distributor relationships with payroll, consulting and human resource, or HR, services companies. We have a global OEM agreement with ADP, which allows ADP to sell our solution as ADP Talent Management.

We generally sell our solution with three-year, enterprise-wide subscription agreements based on the number of employees. Clients typically are invoiced on signing and pay annually in advance on the anniversary of the agreement.

We have grown our business each of the last 10 years, and since 2002, we have averaged a 95% annual dollar retention rate, as described in “Management Discussion and Analysis of Financials Condition and Results of Operations — Financial Metrics.” Since 2001, our implied monthly recurring revenue from existing clients has been greater at the end of each year than at the beginning of the year. Our total revenue has grown from $11.0 million in 2007 to $19.6 million in 2008 to $29.3 million in 2009, and from $13.8 million in the first six months of 2009 to $20.3 million in the first six months of 2010.

The Market

Human capital is a major expense for all organizations. Based on the U.S. Bureau of Labor Statistics data as of June 2010, total compensation paid to the United States civilian workforce of approximately 154 million people is expected to exceed $8.1 trillion in 2010.

Accordingly, organizations have long sought to optimize their investments in human capital. We believe that organizations face five major challenges in maximizing the productivity of their internal and external human capital:

•	Developing Talent. Effectively orienting new hires and training employees throughout their careers to achieve their full potential, which has become more difficult with the Millennial generation entering the workforce, increasingly distributed workforces and heightened compliance requirements.
•	Engaging Employees. Connecting with employees at all levels and locations of the organization to keep them motivated, which has become increasingly difficult with the rise of globalization and telecommuting.
•	Improving Business Execution. Ensuring the effective alignment of employee behavior with the organization’s objectives through goal management and employee assessment and development, as well as by linking compensation to performance.
•	Building a Leadership Pipeline. Identifying, grooming and retaining individuals for leadership positions at all levels and across all parts of the organization, which has become an acute challenge with the growing mobility and turnover of employees and the impending retirements of the Baby Boomers.
•	Integrating with the Extended Enterprise of Customers, Vendors and Distributors.
Delivering training, certification programs and resources to the organization’s network of customers, vendors, distributors and other third parties that constitute the organization’s extended enterprise, which has become more difficult with the rise of outsourcing and increasing globalization.

Until the advent of software technology in the 1970’s, written tracking systems were the only solution available for managing human capital. Software-based solutions such as spreadsheet-based tracking systems, custom-built software applications, third-party human resource information systems and third-party software applications provided by on-premise software vendors gradually became available. We refer to all of these approaches as legacy solutions. International Data Corporation, or IDC, estimates that total spending on software for workforce, e-learning, e-recruiting, intelligent compensation and performance management equaled $3.6 billion in 2009.

Recently, software-as-a-service, or SaaS, vendors dedicated to providing learning and talent management software have emerged. We believe that just as organizations are increasingly choosing SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.

Many of the existing solutions suffer from one or more of the following shortcomings:

•	Narrow Functionality. As they only address specific stages of the employee lifecycle, many solutions lack sufficient breadth of functionality to maximize employee productivity effectively.
•	Limited Configurability. Most solutions are rigid and limit the ability of organizations to match their diverse workflows or to adopt their desired talent management practices.
•	Difficult to Use. Inputting, updating, analyzing and sharing information is often cumbersome, resulting in low employee adoption and usage.
•	Costly to Deploy, Maintain and Upgrade. Legacy solutions require significant expense and time to deploy as well as require ongoing costs associated with IT support, network infrastructure, maintenance and upgrades.
•	Inability to Scale. Many solutions are designed to support the needs of smaller organizations and have difficulty meeting the complex functional requirements or the sizeable infrastructure demands of larger enterprises.

Given the limitations of existing offerings, we believe there is a market opportunity for a comprehensive, integrated solution that helps organizations manage all aspects of their internal and external human capital and link talent management to their business strategy.

The Cornerstone OnDemand Answer

We deliver a comprehensive SaaS solution that consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. We offer a number of cross-platform tools for talent management analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation and delivery. We also provide consulting services for configuration, integration and training for our solution. We believe that our solution delivers the following benefits:

•	Comprehensive Functionality. Our solution provides a comprehensive approach to learning and talent management by offering five integrated platforms to address all stages of the employee lifecycle: learning management, enterprise social networking, performance management, succession management, and extended enterprise. Employees use our solution throughout their careers to engage in performance processes such as goal management, performance reviews, competency assessments and compensatory reviews; to complete job-specific and compliance-related training; to evaluate potential career changes, development plans or succession processes; and to connect with co-workers by leveraging enterprise social networking tools.

Our clients can manage processes that span different learning and talent management functions because our five platforms are tightly integrated. For example, our clients can automatically identify skill gaps as part of an employee’s performance review, assign training to address those gaps and monitor the results of that training. Also, clients can identify high potential employees for future leadership positions and place them in executive development programs.

We believe our comprehensive, integrated solution allows our clients to align their learning and talent management processes and practices with their broader strategic goals.

•	Flexible and Highly Configurable. Our solution offers substantial configurability that allows clients to match the use of our software with their specific business processes and workflows. Our clients can configure our solution by business unit, division, department, region, location, job position, pay grade, cost center, or self-defined organizational unit. Our clients are able to adjust features to configure specific processes, such as performance review workflows or training approvals, to match their existing or desired practices. This high level of configurability means that custom coding projects generally are not required to meet the diverse needs of our clients.

Our clients can deploy the five platforms of our solution individually or in any combination. As a result, our clients have the flexibility to purchase solely those platforms that solve their immediate talent management needs and can incrementally deploy additional platforms in the future as their needs evolve.

•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution. This ease of use limits the need for end-user training, which we believe increases user adoption rates and usage. While we typically train administrators, we have never been asked to conduct end-user training for any of our over 4.25 million users. We believe one of the reasons our solution is easy to use is that our entire solution has been developed by us, rather than being the byproduct of acquired technologies, which allows us to provide a consistent user interface and functionality.
•	Software-as-a-Service Solution Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting that are typical of legacy solutions. With a single code base to maintain, we are able to release improved functionality on a quarterly basis. This is a more rapid pace than most legacy solution providers can afford to deliver.
•	Scalable to Meet the Needs of All Organizations. Our solution has been in use by Fortune 100 companies since 2001. While the complex needs of these global corporations required us to build a solution that can scale to support large, geographically-distributed employee bases, our solution is capable of supporting deployments of any size. Today we service 8 multi-national corporations with over 150,000 employees each. Our largest deployment is for over 700,000 users and our smallest is for 125 users.
•	Continued Innovation through Collaborative Product Development. We work collaboratively with our clients on an ongoing basis to develop almost every part of our solution. The vast majority of our thousands of software features were designed with existing and prospective clients based on their specific functional requests.

Our Strategy

Our goal is to empower people, organizations, and communities with our comprehensive learning and talent management solution. Key elements of our strategy include:

Retain and Expand Business with Existing Clients.  We believe our existing installed base of clients offers a substantial opportunity for growth.

•	Focus on Client Success, Retention and Growth. We believe focusing on our clients’ success will lead to our own success. We developed a documented and formalized Client Success Framework that governs our operational model. Since 2002, we have averaged a 95% annual dollar retention rate. We strive to maintain our strong retention rates by continuing to provide our clients with high levels of service and support.
•	Sell Additional Platforms to Existing Clients. We believe there is a significant growth opportunity in selling additional functionality to our existing clients. Our clients on average implement two of the five platforms of our solution in their initial deployments. Many clients have subsequently deployed additional platforms as they recognize the benefits of our comprehensive solution. We intend to continue to sell additional platforms and services to our existing clients.

Strengthen Current Sales Channels.  We intend to increase our investments in both direct and indirect sales channels to acquire new clients.

•	Aggressively Invest in Direct Sales in North America. We believe that the market for learning and talent management is large and remains underpenetrated. As a result, we plan to grow both our enterprise and mid-market direct sales teams.
•	Expand and Strengthen Our Alliances. We intend to grow our distribution channels through key alliances, including the continued expansion of our regional relationships with distributors like CDP Group, Limited (China), Ceridian Canada Ltd. (Canada), Enable Education International LLC (Brazil), Kalleo Learning (South Africa), Neoris de Mexico, S.A. de C.V. (Mexico), T2 Optimise PTY Ltd. (Australia) and Xchanging HR Services Limited (UK). We plan to continue to extend our distribution through ADP by further enabling ADP’s global sales force; to date, we have enabled the sales forces of two of ADP’s business units.
•	Significantly Grow Our EMEA Operation. We believe a substantial opportunity exists to continue to grow sales of our solution internationally, particularly in Europe. We intend to grow our Europe, Middle-East and Africa, or EMEA, operations, which provide for direct sales, alliances, services and support in the region. We have grown our EMEA client base from 1 client on January 1, 2007 to 53 clients at September 1, 2010.

Target New Markets.  We believe substantial demand for our solution exists in industry sectors and geographic regions that have not been areas of focus to date.

•	Public Sector. We recently began selling to the public sector and intend to grow our public sector sales operations to target federal, state, and local government opportunities, as well as higher education and K-12 institutions.
•	Small- and Medium-Sized Businesses. We intend to expand our ability to service small businesses by creating Cornerstone Team Edition. We plan to build a small and medium business, or SMB, sales team to target companies with less than 250 employees. We also plan to build alliances to increase our distribution capabilities in the SMB segment.
•	Asia Pacific. We expect to build sales and service operations in Asia Pacific that are modeled after our EMEA operations.

Continue to Innovate and Extend Our Technological Leadership.  We believe we have developed over the last decade a deep understanding of the learning and talent management challenges faced by our clients. We continually collaborate with our clients to build extensive functionality that addresses their specific needs and requests. We plan to continue to use our expertise in learning and talent management and client relationships to develop new applications, features and functionality which will enhance our solution and expand our addressable market.

Make Cornerstone Built to Last.  Our growth strategy since inception has been deliberate, disciplined and focused on long-term success. This has allowed us to weather periods of economic turmoil and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to take the same systematic approach in the future.

We are also committed to empowering our employees and the communities around us, in part demonstrated by our creation of the Cornerstone OnDemand Foundation.

Our Solution

We offer a comprehensive learning and talent management solution that our clients use to develop, connect, evaluate and engage their employees, customers, vendors and distributors. We deliver our solution on-demand to our clients who access it over the Internet using a standard web browser. We built our solution using a single code base and a multi-tenant, multi-user architecture that we host in our data centers. Our solution primarily consists of five platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. These platforms can be purchased individually, and additional platforms can be added easily. We also offer a number of cross-platform tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation.

Our Platforms

Cornerstone Learning.  Our learning management platform helps clients deliver and manage enterprise training and development programs. It links employee development to other parts of the talent management lifecycle, including performance management and succession planning. Cornerstone Learning supports all forms of training, including instructor-led training, e-learning and virtual classroom sessions. We have made tens of thousands of online training titles from over 20 global e-learning vendors accessible through Cornerstone Learning to help clients reduce overall training expense and cost-effectively migrate to blended learning curricula of online and instructor-led training. Clients use Cornerstone Learning to:

•	manage local and global compliance programs, including the tracking of any recurring or non-recurring license, designation, certification, or other compliance-related training and continuing education requirements;
•	administer on-boarding programs and orientation for new hires;
•	access thousands of e-learning classes from our existing off-the-shelf content providers;
•	create, publish and deliver the client’s own proprietary training content with our authoring tools;
•	automate the administration of instructor-led training sessions, and launch and track virtual classrooms through integrations with third-party tools like Cisco Webex and Microsoft LiveMeeting;
•	deliver sophisticated curricula that can include multiple sequenced parts, multiple types of training and enforcement of pre-requisites and follow-up assignments; and
•	report on costs, participation levels and evaluations of development programs through permission-based dashboards, standard reports and custom reports.

Cornerstone Connect.  Cornerstone Connect brings enterprise social networking technologies to talent management to enable workplace collaboration, improve employee performance and drive innovation from client and distributor communities. Clients also use Cornerstone Connect to manage social or informal learning and expand their training and development programs beyond traditional classroom, e-learning or virtual classroom instruction. Cornerstone Connect is a social collaboration toolset that allows organizations and employees to:

•	build and search rich user profiles;
•	join and participate in specific communities of practice, as defined by the organization;
•	locate other employees around the organization who have specific expertise or institutional memory;
•	participate in discussions, send messages, contribute to corporate wikis, author blogs and download audio and videocasts;
•	subscribe to RSS and other types of information feeds; and
•	create online communities to support and engage alumni networks, both to capture organizational memory and knowledge as employees leave the organization and to maintain relations with alumni.

Cornerstone Performance.  Our employee performance management platform allows clients to direct and measure performance at the individual, departmental and organizational level through ongoing competency management, organizational goal setting, performance appraisal, compensation management and development planning. Performance data can also be used by the Cornerstone Learning platform to set training priorities and by the Cornerstone Succession platform to make informed workforce planning decisions. Clients use of Cornerstone Performance to:

•	cascade, track and report goals across the organization to improve business execution and proactively manage organizational objectives;
•	identify competency and skill gaps within an organization through manager and peer assessments, using either the clients’ own proprietary models or third-party competency models;
•	automate the annual and interim review process, benefit from a configurable workflow engine to design review questions and steps, automatically include the reviewee’s individual goals and competencies, provide managers with a comment assistant and calibrate review scores;
•	develop a pay-for-performance culture, aligning compensation allocation decisions with actual employee performance and goal achievement;
•	allow managers to work with employees to develop personalized development plans or dynamically create individualized development plans based on competency gaps; and
•	view dashboards or generate reports and meaningful data on every phase of the performance management cycle.

Cornerstone Succession.  Our succession and career management platform enables clients to make informed decisions about succession planning, potential organizational changes and retention of high-potential employees. Cornerstone Succession can be used by senior management for traditional succession planning related to high-level managers and executives as well as by employees to provide more input on possible career paths within the organization. Cornerstone Succession benefits from integration with other platforms in the solution, drawing performance data from Cornerstone Performance and enabling leadership development planning with Cornerstone Learning. Clients use Cornerstone Succession to:

•	develop and model succession plans, not only for the top level of executive leadership, but also deeper into their management hierarchy;
•	run internal recruiting scenarios to match available job openings with candidate skills, prior job roles, education, diversity, performance, potential and retention risk;
•	build and track talent pools around specific competencies, skills or job positions;
•	empower employees to take more active roles in their career development within the organization, allowing them to express career preferences and chart their current capabilities against those required for other jobs in a particular career path;
•	produce graphical, interactive organizational charts that not only reflect the current hierarchy of the organization or a specific business unit but also allow for modeling potential changes; and
•	view dashboards or generate reports on talent metrics, succession planning, internal recruiting and career management activities.

Cornerstone Extended Enterprise.  Our extended enterprise platform helps clients extend learning and talent management to their customers, vendors and distributors. Cornerstone Extended Enterprise enables clients to develop new profit centers, increase sales, cut support costs and boost channel productivity. Clients use Cornerstone Extended Enterprise to:

•	administer for-profit training programs to their own customers more effectively, providing them with a delivery platform, an automated registration system and e-commerce tools;
•	improve strategic partner enablement with better training, online best practice centers and more readily-available information on products and services;

•	increase customer engagement through social collaboration, virtual communities, educational programs and the enablement of customer-driven product innovation initiatives;
•	manage distributor certification programs; and
•	deliver training and targeted information to members of trade associations or other member-based organizations.

Cross-Platform Tools

There are a number of capabilities of our solution that cross all five platforms. These include:

•	Analytics, Reporting, and Dashboards. Our solution employs a proprietary reporting engine. In addition to over 80 included standard reports, the platform includes a custom reporting tool that allows clients to create highly specific reports. Our solution also includes dashboard technology to present graphical views of complex data.
•	MyTeam. MyTeam enables managers to access all employee information, development activities, compliance status, performance data, succession plans, social collaboration updates and action items for team members from a single, highly graphical view. Managers may view information for their direct reporting employees or other employees in their organization.
•	Talent Profiles. Managers can access integrated Talent Profiles to review key employee data in several locations across our solution. Talent Profiles function as employee identification cards, detailing user record information, performance ratings, succession management data, Cornerstone Connect activity and informal manager comments. These profiles are available throughout our solution where quick access to information is desired, including in performance reviews, organizational charts, succession plans, compensation plans and user record editing.
•	On-Boarding. Our on-boarding solution enables organizations to reduce time-to-productivity for new hires by integrating employees into their new environments more quickly and thoroughly. Organizations are able to assign new hire curricula and compliance training dynamically, inserting new employees into performance management processes, managing routine new hire paperwork, and engaging employees through online social collaboration communities, which can be organized by functional area or business unit.
•	E-Learning Content Aggregation. We have entered into distributor relationships with many off-the-shelf e-learning content vendors. This enables us to provide access to tens of thousands of e-learning classes for distribution across our solution. E-learning, like other forms of training, can be delivered in conjunction with development plans, competency assessments, succession planning scenarios, talent pools and career path exploration.

Editions

We currently offer two editions of our solution to meet the needs of different business segments. Cornerstone Enterprise Edition is primarily geared to organizations with over 3,000 employees and is our most fully-featured and configurable offering. Cornerstone Business Edition is primarily aimed at organizations with 250 to 3,000 employees and is substantially pre-configured to meet the needs of mid-sized organizations. Cornerstone Team Edition, now in development, will be targeted to organizations with fewer than 250 employees. All of these editions are built on the same software code base.

Consulting Services

We offer comprehensive services to our clients to assist in the successful implementation of our solution and to optimize our clients’ use of our solution during the terms of their engagements. Most of our consulting services are offered on a time-and-material basis at a blended hourly rate for all services. However, we charge fixed fees for some integration service projects and training classes.

With our SaaS model, we have eliminated the need for lengthy and complex technology integrations, such as customizing software code, deploying equipment or maintaining unique delivery models or hardware infrastructure for individual clients. As a result, we typically deploy our solution in significantly less time than required for similar deployments of legacy software. Our consulting services include:

•	Implementation Services. We deploy our solution to clients through a documented process of discovery, design, and configuration. Most enterprise implementations require services for systems integration, data loading, and software configuration, as well as support with change management. For small and mid-sized clients, our solution can be implemented in a matter of days or weeks. For larger enterprise enterprises, implementation typically takes three to four months.
•	Integration Services. We provide a range of services and self-service tools to load data into a client’s portal and to integrate our solution with our client’s existing systems. Integration services include data feeds to and from HR information systems and enterprise resource planning systems, single sign on, historical data loads and integration of proprietary content.
•	Content Services. We offer e-learning content consulting services, including training needs analysis, content selection and curriculum design. In addition, we help clients manage their e-learning vendors, and we maintain an aggregated library of third-party online training classes in support of our clients.
•	Business Consulting Services. We provide business consulting services for existing and prospective clients, such as business process mapping, guidance on industry best practices and project management services. We expect to add additional business consulting services in the future based on client demand.
•	Educational Services. We provide product training to our clients during implementations and on an ongoing basis. We offer multiple forms of training, including custom classroom training, virtual instructor-led training, and asynchronous online training. Our training covers all aspects of administering and managing our solution. In addition, our Educational Services team offers live coaching and custom content development support for clients.

Account Services

We are dedicated to the success of our clients. We have developed a Client Success Framework which governs our operational model, the structure of our Account Services team and the types of services necessary at each stage of a client’s lifecycle.

Within this framework, we have developed the roles with primary responsibility to our clients at various levels of their organization:

•	Account Managers who interact with executive-level sponsors at a client and are focused on the overall relationship, sales to existing clients and client business concerns;
•	Client Success Managers who work directly with clients to maximize the value of their investment in our solution; and
•	Client Care Advisors who interact with client administrators and are focused on features and functions of our solution.

We believe this lifecycle-driven approach to client support and client success has contributed directly to our high client retention rate and high rankings for client satisfaction in independent research studies.

We offer support in multiple languages, at multiple levels, and through multiple channels, including global support coverage available 24 hours a day, seven days a week. We use our own Cornerstone Connect product to provide our clients and distributors with a virtual community to collaborate on product design, release management and best practices.

We monitor client satisfaction internally as part of formalized programs and at regular intervals during the client lifecycle, including during the transition from sales to implementation, at the completion of a consulting project and daily based on interactions with the Account Services team.

Clients

At September 1, 2010, we had 390 clients with over 4.25 million registered users in 164 countries. Some of our significant clients across a variety of different industries include:

Business Services
ADP, Inc.
Kelly Services, Inc.
Pitney Bowes, Inc.

Financial Services
American Bankers Association, Inc.
Barclays Bank PLC
Société Générale

Insurance
Aon Service Corporation
Liberty Mutual Insurance Company
Metropolitan Life Insurance Company

Non-Profits
International Federation of Red Cross
Save the Children
Teach for America

Retail & Travel
Hallmark Cards Incorporated
Starwood Hotels & Resorts Worldwide, Inc.
True Value Company

Education & Publishing
Kaplan Higher Education Corporation
Pearson, Inc.
Scholastic, Inc.

Healthcare
BJC HealthCare
Carilion Clinic
Sanford Health

Media & Communications
Suddenlink Communications
Turner Broadcasting System, Inc.
Virgin Media Limited

Public Sector
City of Cleveland
County of San Mateo
State of Nebraska

Technology
Flextronics International USA, Inc.
Invensys, Inc.
Microsoft Corporation

Technology, Operations and Development

Technology

We designed our SaaS solution since inception with an on-demand architecture which our clients access via a standard web browser. Our solution uses a single code base, with all of our clients running on the current version of our solution. Our solution has been specifically built to deliver:

•	a consistent, intuitive end-user experience to limit the need for product training and to encourage high levels of end-user adoption and engagement;
•	modularity and flexibility, by allowing our clients to activate and implement virtually any combination of the features we offer;
•	high levels of configurability to enable our clients to mimic their existing business processes, workflows, and organizational hierarchies within our solution;
•	web services to facilitate the importing and exporting of data to and from other client systems, such as enterprise resource planning and human resource information system platforms;
•	scalability to match the needs of the largest global enterprises and to meet future client growth; and
•	rigorous security standards and high levels of system performance and availability demanded by our clients.

Our solution offers a localized user interface and currency conversion capabilities. It is currently available in the following languages: English (US), English (UK), Spanish (Spain), Spanish (Mexico), Portuguese (Portugal), Portuguese (Brazil), French (France), French (Canada), Italian, German, Dutch, Russian, Chinese Simplified, Thai, Japanese and Turkish.

Our solution is deployed using a multi-tenant and multi-user architecture, which provides our enterprise clients with their own instance of a database. We employ a modularized architecture to balance the load of clients on separate sub-environments, as well as to provide a flexible method for scalability without impacting other parts of the current environment. This architecture allows us to provide the high levels of uptime required by our clients. Our existing infrastructure has been designed with sufficient capacity to meet our current and future needs.

Security is of paramount importance to us due to the sensitive nature of employee data. We designed our solution to meet rigorous industry security standards and to assure clients that their sensitive data is protected across the system. We ensure high levels of security by segregating each client’s data from the data of other clients and by enforcing a consistent approach to roles and rights within the system. These restrictions limit system access to only those individuals authorized by our clients. We also employ multiple standard technologies, protocols and processes to monitor, test and certify the security of our infrastructure continuously, including periodic security audits and penetration tests conducted by our clients and third parties.

We are standardized on Microsoft .NET technologies and write the majority of our software in industry-standard software programming languages, such as C#. We use Web 2.0 technologies, such as AJAX, extensively to enhance the usability, performance, and overall user experience of our solution. Microsoft SQL Server is deployed for our relational database management system. Apart from these and other third-party components, our entire learning and talent management solution has been specifically built and upgraded by our in-house development team. We have not acquired or integrated any other third-party technology as the basis of any of our platforms.

Operations

We physically host our on-demand solution for our clients in two secure data center facilities, one located in El Segundo, California and the other located in London, United Kingdom. Both facilities are leased from Equinix, Inc. These facilities provide both physical security, including manned security 365 days a year, 24 hours a day, 7 days a week, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls.

Our infrastructure includes firewalls, switches, routers, load balancers, IDS/IPS and application firewalls from Cisco Systems to provide the networking infrastructure and high levels of security for the environment. We use IBM Blade Center servers and rack-mounted servers to run our solution and Akamai Technologies’ Global Network of Edge Servers for content caching. We use storage area network (SAN) hardware from EMC at both data center locations. These SAN systems have been architected for high performance and data-loss protection, and we believe these systems have the capacity and scalability to enable us to grow for the foreseeable future.

Research and Development

The responsibilities of our research and development organization include product management, product development, quality assurance and technology operations. Our research and development organization is located primarily in our Santa Monica, California headquarters. We also employ a small, full-time team of quality assurance analysts and engineers in our Mumbai, India office. These employees are primarily responsible for patch and regression testing.

Our development methodology, in combination with our SaaS delivery model, allows us to release new and enhanced software features on a quarterly or more frequent basis. We follow a well-defined communications process to support our clients with release management. We patch our software on a bi-weekly basis. Based on feedback from our clients and prospects, we continuously develop new functionality while enhancing and maintaining our existing solution. We do not need to maintain multiple engineering teams to support different versions of the code because all of our clients are running on the current version of our solution.

Our research and development expenses were $1.8 million in 2007, $2.7 million in 2008, $2.8 million in 2009, and $1.2 million and $2.1 million for the six months ended June 30, 2009 and June 30, 2010, respectively.

Sales and Marketing

Sales

We sell our solution and services both directly through our sales force in North America and Europe, and indirectly through our domestic and international network of distributors. We currently service clients in a wide range of industries with specific focus on business services, financial services, healthcare, insurance, manufacturing, retail, and high technology. We have a number of direct sales teams organized by market segment and geography, as follows:

•	Enterprise. Our enterprise sales team focuses on the sale of Cornerstone Enterprise Edition to large enterprises with greater than 3,000 employees. This team is composed primarily of experienced solution sales executives, with an average tenure of 17 years in sales. We intend to continue to grow this team.
•	Mid-Market. Our mid-market sales team sells Cornerstone Business Edition to organizations with 250 to 3,000 employees. We plan to grow this team with the addition of regional sales people throughout the U.S.
•	EMEA. We have both enterprise and mid-market sales professionals based in core European markets, and we intend to add additional sales personnel throughout Europe.
•	Strategic Accounts. We have a small strategic account team focused on the sale of Cornerstone Enterprise Edition to large multi-national corporations.
•	Public Sector. Our public sector sales team targets federal, state & local government, as well as K-12 and higher education institutions. We recently formed this team, and we plan to grow it in the near term.
•	SMB. While we do not have an SMB team today, we plan to form a telesales team to sell Cornerstone Team Edition to organizations with fewer than 250 employees.

Our direct sales team is supported by product specialists who provide technical and product expertise to facilitate the sales process. Our sales enablement professionals provide ongoing professional development for the sales professionals to increase their effectiveness at selling in the field. We also maintain a separate team of account managers responsible for renewals and up-sales to existing clients, as described above.

Marketing

We manage demand generation programs, develop sales pipelines and enhance brand awareness through our marketing initiatives. Our marketing programs target HR executives, technology professionals and senior business leaders. Our principal marketing initiatives include:

•	Demand Generation. Our demand generation activities include lead generation through email and direct mail campaigns, participation in industry events, securing event speaking opportunities, online marketing and search marketing.
•	Client and Distributor Marketing. We market to our clients, including demand generation for additional sales opportunities, hosting of regional client user group meetings, and hosting of our annual Cornerstone Convergence global user conference. We also co-market with our strategic distributors, with programs including joint press announcements and demand generation activities.
•	Marketing Communications. We undertake product marketing, media relations, corporate communications and analyst relations activities.
•	Regional Account Development. We telemarket to, and prospect for, target accounts.

Strategic Relationships

We have entered into alliance agreements in order to expand our capabilities and geographic presence and provide our clients with access to specific types of content.

Outsourcing and Distribution Relationships

Following a highly competitive evaluation process, ADP selected us in 2009 as the provider of their learning and talent management solution. ADP resells our solution globally as ADP Talent Management through a five year OEM agreement. We view this strategic selection by ADP as validation by one of the world’s largest HR services companies of our approach to integrated talent management.

We also have developed a network of relationships with outsourcing, distribution, and referral partners to expand our reach and provide product and services sales through indirect channels. These include resale agreements with global vendors, as well as regional distributors such as CDP Group, Limited in China, Ceridian Canada Ltd. in Canada, Enable Education International LLC in Brazil, Kalleo Learning in South Africa, Neoris de Mexico, S.A. de C.V. in Mexico, T2 Optimise PTY Ltd. in Australia and Xchanging HR Services Limited in the UK. We expect to continue to add distributors to build our sales presence in certain geographic and vertical markets.

Consulting and Services Relationships

We have entered into alliance relationships with HR consulting firms to deliver consulting services, such as implementation and content development services, to clients. These include relationships with firms such as Intelladon Corporation and Logica Management Consulting (France).

Content and Product Relationships

We have developed distributor agreements with a wide range of vendors which provide off-the-shelf e-learning content and custom learning content development services. Through this network, we are able to offer an extensive library of online training content to our clients through our solution. Our content distributors for e-learning content include industry leaders such as Cegos SA, Corpedia, Inc., Element K Corporation, MindLeaders.com, Inc. and SkillSoft Corporation, as well as regional and vertically-focused online training providers. In addition, we have agreements with providers of specific competency models for use by our clients directly in our solution.

Competition

The market for learning and talent management software specifically, and for human resource technology generally, is highly competitive, rapidly evolving and fragmented. This market is subject to changing technology, shifting client needs and frequent introductions of new products and services.

Most of our sales efforts are competitive, often involving requests for proposals, or RFPs. We compete primarily on the basis of providing a comprehensive, fully integrated solution for learning and talent management as opposed to specific service offerings.

In the learning management systems segment, our competitors include Plateau Systems, Saba Software and SumTotal Systems. Most of our competitors in this segment have multiple versions of legacy software, whereas we offer a single version of our SaaS solution. In this segment, we compete primarily based on:

•	total cost of ownership and implementation times;
•	our comprehensive approach to client service and focus on client success;
•	the ease of use of our solution and overall user experience;
•	the breadth of our solution to meet our clients’ current and evolving needs;
•	our ability to provide scalability and flexibility for large and complex global deployments;
•	our integration with third-party e-learning providers domestically and internationally; and
•	our ability to serve the extended enterprise of our clients’ partners, distributors, contractors, alumni, members, volunteers and customers.

In the employee performance management systems segment, our competitors include Halogen Software, Softscape, Stepstone and SuccessFactors. These vendors are, like us, largely SaaS providers. We compete in this segment primarily on the basis of:

•	the criticality of learning and development to an effective performance management program, relying on our strengths in both learning and performance management;
•	the quality of our service and focus on client success;
•	the breadth and depth of our product functionality;
•	the flexibility and configurability of our software to meet the changing content and workflow requirements of our clients’ business units;
•	the level of integration, configurability, security, scalability and reliability of our solution;
•	our vision of integrated learning and talent management, combined with our ability to innovate and respond to client needs rapidly; and
•	the demonstrable benefits and positive business impact our clients have experienced.

In addition, we compete with talent management solutions like Jive Software and Taleo that focus on specific aspects of talent management, such as social networking or applicant tracking. Most of our clients are seeking a broader talent management solution, but may combine our solution with a niche solution, such as one for applicant tracking.

We also compete with Oracle and SAP, though most of our enterprise clients have us integrate with their implementations of those enterprise resource planning, or ERP, systems. Relative to these ERP vendors, we compete on the basis of the breadth and depth of our solution in the area of learning and talent management and the ease of use of our solution.

Many of our competitors and potential competitors have greater name recognition, longer operating histories and larger marketing budgets. For additional information, see “Risk

Factors — Risks Related to Our Business and Industry — The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.”

The Cornerstone OnDemand Foundation

To demonstrate our commitment to empowering people and communities, we formed the Cornerstone OnDemand Foundation, or the Foundation, in 2010. The Foundation seeks to empower communities in the United States and internationally by increasing the impact of the non-profit sector through the utilization of our learning and talent management solution and strategies.

The Foundation focuses its efforts on the areas of education, workforce development and disaster relief. We have enlisted the help of our employees, clients and distributors to support the Foundation in its efforts. The Foundation is designed to be self-sustaining over time through a variety of ongoing funding streams, such as donations, sponsorships and distribution fees. The Foundation will offer a number of programs to support non-profit initiatives, including:

•	Non-Profit Program. The Foundation will offer non-profit clients our solution and services at a discount, in certain cases of up to 100%. We currently have direct agreements providing similar pricing with non-profit clients that we intend to transfer to the Foundation, including:

Education	Workforce Development	Disaster Relief
KIPP New Teacher Project Teach for America	Goodwill United Way City Year	Feeding America Oxfam Save the Children
•	HR Pro Bono Corps. In our experience, non-profits often lack the capacity or HR resources to maximize the productivity of their employees and volunteers. In response, the Foundation is forming an HR Pro Bono Corps in partnership with the Taproot Foundation and our clients in order to match non-profits in need with HR professionals willing to consult on a voluntary basis.
•	Community Empowerment Initiatives. To expand the Foundation’s reach, we have enabled our clients to support their own charitable initiatives by utilizing our solution at no cost for approved programs.
•	Strategic Initiatives. One of the tenets of the Foundation is to match our expertise with community needs. The Foundation is creating strategic initiatives around the areas of volunteer management and teacher empowerment. The Foundation is working with our non-profit clients and other clients to develop a volunteer management system to meet the needs of both the non-profits using volunteers and the organizations supplying them. The Foundation will also work with its K-12 partners to build a teacher empowerment platform that disseminates best practices in teacher professional development across school districts.

We are currently finalizing the terms for our relationship with the Foundation.

Proprietary Rights

To safeguard our proprietary and intellectual property rights, we rely upon a combination of patent, copyright, trade secret and trademark laws in the United States and in other jurisdictions, and on contractual restrictions. Our key assets include our software code and associated proprietary and intellectual property rights, in particular the trade secrets and know-how associated with our learning and talent management solution which we developed internally over the years. We were issued a patent for our software in 2003 which expires in 2021, we own registered trademarks and we will continue to evaluate the need for additional patents and trademarks. We have confidentiality and license agreements with employees, contractors, clients, distributors and other third parties, which limit access to and use of our proprietary information and software.

Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, creation of new modules, features, and functionality, collaboration with our clients, and frequent enhancements to our solution are larger contributors to our success in the marketplace.

Despite our efforts to preserve and protect our proprietary and intellectual property rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our product. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur. Laws of other jurisdictions may not protect our proprietary and intellectual property rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized uses of our proprietary and intellectual property rights may increase as our company continues to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Current and future competitors, as well as non-practicing patent holders, could claim at any time that some or all of our software infringes on patents they now hold or might obtain or be issued in the future.

Seasonality

Our sales are seasonal in nature. We sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year. In addition, we sign a significant portion of these agreements during the last month, and often the last two weeks, of each quarter.

Business Segment and Geographical Information

We operate in a single operating segment. For geographic financial information, see Note 11 to our consolidated financial statements.

Litigation

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position or brand.

Employees

At September 1, 2010 we had approximately 280 employees, which is a 51% increase from approximately 185 employees at September 1, 2009. None of our employees are covered by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good. Internally, we strive to empower our people by using our solution to on-board, develop, connect, align, assess, retain and promote our own employees.

Facilities

Our principal offices are located Santa Monica, California where we occupy approximately 30,000 square feet of space under two subleases that expire in November 2011. We have additional facilities in London, Paris, Munich and Mumbai and we are currently in the process of renegotiating an agreement for existing facilities in Tel Aviv. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

MANAGEMENT

The following table provides information regarding our executive officers, key employees and directors at August 31, 2010:

Name	Age	Position
Executive Officers and Directors:
Adam L. Miller	41	President and Chief Executive Officer, Director
Perry A. Wallack	41	Chief Financial Officer
Steven D. Seymour	41	Executive Vice President of Strategic Accounts
Vincent Belliveau	34	General Manager of Europe, Middle East and Africa
David J. Carter	47	Vice President of Sales
Mark Goldin	49	Chief Technology Officer
R. C. Mark Baker(1)(2)	64	Director
Harold W. Burlingame(1)(2)	70	Director
Byron B. Deeter(3)	36	Director
James McGeever(1)(2)	43	Director
Neil G. Sadaranganey(3)	41	Director
Robert D. Ward(3)	43	Director
Key Employees:
Kirsten Maas Helvey	40	Vice President of Consulting Services
Frank A. Ricciardi	39	Vice President of Global Account Services
Julie Norquist Roy	43	Vice President of Marketing
David L. Somers	38	Vice President of Alliances and Strategy

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers and Directors

Adam L. Miller founded the company and has been our President and Chief Executive Officer since May 1999 and a member of our board of directors since May 1999. In addition to strategy, sales and operations, Mr. Miller has led our product development efforts since our inception. Prior to founding Cornerstone, Mr. Miller was an investment banker with Schroders plc, a financial services firm. Since its formation, Mr. Miller has served as the Chairman of the Cornerstone OnDemand Foundation, which leverages Cornerstone’s expertise, solutions and partner ecosystem to help empower communities. Mr. Miller also writes and speaks extensively about talent management and on-demand software. Mr. Miller holds a J.D. from the School of Law of the University of California, Los Angeles (UCLA), an M.B.A. from UCLA’s Anderson School of Business, a B.A. from the University of Pennsylvania (Penn) and a B.S. from Penn’s Wharton School of Business. He also earned C.P.A. and Series 7 certifications. We believe that Mr. Miller possesses specific attributes that qualify him to serve as a member of our board of directors, including his operational expertise and the historical knowledge and perspective he has gained as our Chief Executive Officer and one of our founders.

Perry A. Wallack co-founded the company and has served as our Vice President of Finance, and later as our Chief Financial Officer, since August 1999. Prior to co-founding the company, from 1998 to 1999, Mr. Wallack was a Business Manager with Grant, Tani, Barish and Altman, Inc., a business management firm. From 1992 to 1998, Mr. Wallack held several roles including, Staff Accountant (in both Audit and Tax), Senior Accountant (in both Audit and Tax) and Manager in Business Management at Ernst & Young LLP, an auditing firm. Mr. Wallack holds a B.A. in Economics from the University of Michigan, Ann Arbor.

Steven D. Seymour co-founded the company and has served as our Vice President of Strategic Accounts, and later as our Executive Vice President of Strategic Accounts, since January 2001. Prior to co-founding the company, Mr. Seymour was a Vice President in the High Net Worth group of Schroder plc, a financial services firm. Mr. Seymour holds a B.S. in Economics and a B.A. in English from the University of Southern California.

Vincent Belliveau has served as our General Manager of Europe, Middle East and Africa, or EMEA, since June 2007. Prior to joining us, Mr. Belliveau served as the North East Europe Director of the Master Data Management and Information Integration Solutions division of International Business Machines Corporation, a technology systems and services company, from July 2005 to May 2007, and its EMEA Sales Director for its WebSphere Product Center Software from September 2004 to July 2005. In addition, from May 2002 until September 2004, Mr. Belliveau served as the European Sales Director at Trigo Technologies, Inc. Mr. Belliveau received his Commerce Baccalaureate (B.Com) from McGill University, where he majored in Accounting and Finance.

David J. Carter has served as our Vice President of Sales since June 2008. Prior to joining us, Mr. Carter served as Vice President of Sales at Accenture BPO Services, a wholly owned subsidiary of Accenture LLC, from June 2006 to June 2008, and Savista Corporation, which was acquired by Accenture LLC, from October 2004 to June 2006, both of which were human resource outsourcing services providers. Previously, Mr. Carter served as Vice President of Sales at Ceridian Corporation, a human resource services company, from July 2000 to October 2004. Prior to Ceridian, Mr. Carter was Vice President of Sales at ProBusiness Services, Inc., a provider of payroll and benefits administration solutions. Mr. Carter holds a B.A. in Economics from Clark University.

Mark Goldin has served as our Chief Technology Officer since June 2010. Prior to joining us, Mr. Goldin served as Chief Technology Officer at DestinationRx, Inc., a healthcare data management company, from September 2009 to June 2010. From August 2005 to September 2008, Mr. Goldin was Chief Operations and Technology Officer at Green Dot Corporation, a financial services company. Prior to Green Dot, from December 1992 to August 2005, Mr. Goldin served as Senior Vice President and Chief Technology Officer at Thomson Elite, a provider of technology solutions for professional services firms and currently part of Thomson Reuters Corporation.

R.C. Mark Baker has served as a member of our board of directors since October 2003. Mr. Baker is the founder of Touchstone Systems, Inc., a company that supplies voice over internet protocol, or VoIP, international voice termination services and hosted OSS services, and has served as its Chief Executive Officer since September 2003. Mr. Baker has a long history of working in the telecommunications industry, serving as an officer or director of various companies including Ionex Telecommunications, Inc., Birch Telecommunications, USA Global Link GmbH and British Telecom, and held various senior positions with AT&T Corp., including Executive Vice President International, Vice President and General Manager-International Services, Vice President Strategy, as well serving as a member of AT&T’s senior management team. Mr. Baker has also served as a director of British Telecom Satellite Services, British Telecom Marine, NIS (Japan), McCaw Cellular USA, British Telecom Syncordia, AT&T Submarine Systems, Alestra (Mexico) and Telecom Italia. We believe that Mr. Baker possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience leading and managing technology companies and his past service as a director of other technology companies.

Harold W. Burlingame has been a member of our board of directors since March 2006. From December 2004 to July 2010, Mr. Burlingame served as Chairman of ORC Worldwide, Inc., a provider of human resource knowledge and solutions. In addition, since June 1998, Mr. Burlingame has served as a director of UniSource Energy Corporation, an owner of electric and gas service providers. Previously, Mr. Burlingame served as Executive Vice President of Human Resources for AT&T Corp., and as Senior Executive Advisor for AT&T Wireless. Mr. Burlingame received his B.A. in Communications from Muskingum College. We believe that Mr. Burlingame’s extensive experience in human resources and management qualifies him to serve as a member of our board of directors.

Byron B. Deeter has been a member of our board of directors since May 2007. Since April 2005, Mr. Deeter has been employed by Bessemer Venture Partners, a venture capital firm, where he currently serves as a Partner. Prior to joining Bessemer Venture Partners, Mr. Deeter served as a director at International Business Machines Corporation from April 2004 to April 2005. Before that, Mr. Deeter co-founded in Trigo Technologies, Inc. and held various positions there, including President and Chief Executive Officer, from January 2000 to November 2000, and Vice President, Business Development, from November 2000 to April 2004. Mr. Deeter holds a B.A. with honors from the University of California, Berkeley in political economies of industrial societies. Mr. Deeter currently serves on our board as a designee of Bessemer Venture Partners pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Deeter possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry and his years of business and leadership experience.

James McGeever has been a member of our board of directors since June 2010. Mr. McGeever has served as the Chief Operating Officer of NetSuite Inc., a provider of business management applications, since July 2010. Prior to this role, Mr. McGeever served as Netsuite’s Chief Financial Officer from June 2000 to June 2010 and as its Director of Finance from January 2000 to June 2000. Prior to joining Netsuite, Mr. McGeever was the Controller of Clontech Laboratories, Inc., a biotechnology company, from 1998 to 2000 and the Corporate Controller at Photon Dynamics, Inc., a capital equipment maker, from 1994 to 1998. Mr. McGeever holds a B.Sc. from the London School of Economics. We believe that Mr. McGeever possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the management of technology companies and his experience in the software industry and with SaaS.

Neil G. Sadaranganey has been a member of our board of directors since November 2007. Since July 2006, Mr. Sadaranganey has been a General Partner at Bay Partners, a venture capital firm, where he has led the firm’s software-as-a-service and Internet practice. Before joining Bay Partners, Mr. Sadaranganey held senior product management roles at Good Technology, Inc., a mobile device management products company, Sun Microsystems, Inc. and RealNetworks, Inc., where he ran the Enterprise group. Mr. Sadaranganey was part of the founding team of Afara Websystems Inc., which was acquired by Sun Microsystems in 2002. Mr. Sadaranganey holds a Bachelor of Applied Science in Systems Design Engineering from the University of Waterloo and an M.B.A. from the Stanford Business School. Mr. Sadaranganey currently serves on our board as a designee of Bay Partners pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Sadaranganey possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with enterprise software and Internet companies, as well as his software product management and systems integration experience.

Robert D. Ward has been a member of our board of directors since January 2009. Since 1999, Mr. Ward has been a Managing Director of Meritech Capital, a venture capital firm. Mr. Ward received a B.A. in political economy from Williams College and a M.S. in management from the Massachusetts Institute of Technology. Mr. Ward currently serves on our board as a designee of Meritech Capital pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Ward possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry.

Key Employees

Kirsten Maas Helvey has served as our Vice President of Consulting Services since April 2006. From March 2003 to October 2004, Ms. Helvey served as a Senior Account Manager. Prior to joining the company, from September 2002 to February 2003, Ms. Helvey served as a supply chain operations strategy consultant in the Business Consulting Services group of International Business Machines Corporation, a technology systems and services company. Prior to that, from February

1999 to September 2002, Ms. Helvey was a supply chain operations strategy consultant at PricewaterhouseCoopers LLP. Ms. Helvey holds a B.A. in English Literature from Skidmore College.

Frank Ricciardi has served as our Vice President of Global Account Services since June 2007. From March 2005 to June 2007, Mr. Ricciardi was our Director of Account Management. Prior to joining us, from January 2004 to November 2004, Mr. Ricciardi was a Senior Principal at Convergys Corporation, a management services company. Beginning in September 2000, Mr. Ricciardi held several positions at DigitalThink, Inc., including Alliance Manager, Strategic Account Manager, Strategic Account Director and Regional Vice President of Services before it was acquired by Convergys Corporation. Mr. Ricciardi holds a B.S. in Finance and Economics from Drexel University.

Julie Norquist Roy has served as our Vice President of Marketing since March 2008. Before assuming that position, from January 2007 to March 2008, Ms. Norquist Roy served as our Director of Marketing. Prior to joining us, from November 1999 to January 2006, Ms. Norquist Roy held the role of Vice President of Marketing, EMEA for InStranet, Inc., a knowledge management software company. Ms. Norquist Roy holds a B.A. in Social Sciences and International Relations from the University of California, Berkeley and an M.B.A. from the Thunderbird School of Global Management.

David L. Somers has served as our Vice President of Alliances and Strategy since July 2009. Before assuming that position, Mr. Somers served as our Senior Director of Strategy and Research from January 2008 to July 2009 and as our Senior Director, Consulting Services from January 2006 to January 2008. Prior to joining us, from November 2004 to January 2006, Mr. Somers served as Manager, Strategy Consulting at Ariba Inc., a business commerce solutions company. In addition, from May 2003 to November 2004, Mr. Somers served as Manager, Technology at the Walt Disney Company, a media and entertainment company. Mr. Somers holds an M.B.A. from the Anderson School of Management of the University of California, Los Angeles, as well as a B.S. in Kinesiology from Indiana University.

There are no family relationships among any of our directors, executive officers or key employees.

Board Composition and Risk Oversight

Upon completion of this offering, our board of directors will consist of seven members, six of whom will qualify as “independent” according to the rules and regulations of       .

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. , and and their terms will expire at the annual general meeting of stockholders to be held in 2011;
•	The Class II directors will be Messrs. and and their terms will expire at the annual general meeting of stockholders to be held in 2012; and
•	The Class III directors will be Messrs. and and their terms will expire at the annual general meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our board of directors is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans; and reviewing the performance of our chief executive officer and other members of senior management. Following the completion of this offering, our board of directors intends to conduct an annual self-evaluation at the end of each fiscal year, which will include a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors will have full access to our management and independent advisors.

Our board of directors, as a whole and, following the completion of this offering, through its committees, has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing the Company's risks on a day-to-day basis. Our audit committee will discuss with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our compensation committee will oversee risk related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will have the composition and primary responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance and approves the audit and non-audit services to be performed by our independent auditors; discusses with management and the independent auditors the scope and the results of the annual audit and the review of our quarterly consolidated financial statements; reviews our critical accounting policies and practices; monitors the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; reviews the adequacy and effectiveness of our internal control policies and procedures and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Messrs. Baker, Burlingame and McGeever, with Mr. McGeever serving as the chairman of the committee. All members of our audit committee meet the requirements for financial literacy under applicable SEC and      rules and regulations. Our board of directors has determined that Mr. McGeever is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under applicable      rules and regulations. All members of our audit committee are independent under applicable SEC and      rules and regulations. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and       .

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers our equity compensation plans and annually reviews the compensation committee charter and the committee’s performance. The current members of our compensation committee are Messrs. Baker, Burlingame and McGeever, with Mr. Burlingame serving as the chairman of the committee. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC and      and meet the definition of outside directors under Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors, overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters and overseeing the board evaluation process. The current members of our nominating and corporate governance committee are Messrs. Deeter, Sadaranganey and Ward, with Mr. Deeter serving as the chairman of the committee. All of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and     . The nominating and corporate governance committee does not have a formal diversity policy in place but will consider diversity of relevant experience, expertise and background, among other factors, in identifying nominees for directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other principal executive and senior officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.csod.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Directors who are employees or affiliated with significant stockholders do not receive any compensation for their service on our board of directors. Each non-employee director who is not affiliated with a significant stockholder receives $1,000 per meeting of the board of directors attended in person and $500 per meeting attended telephonically. In addition, during the year ended December 31, 2009, each non-employee director who was not affiliated with a significant stockholder was granted an option to purchase 25,000 shares of our common stock at an exercise price per share of $1.26, the fair market value of our common stock on the date of grant as determined by our board. Each option will vest in full on the first anniversary of the date of grant.

Beginning on   , each non-employee director who is not affiliated with a significant stockholder will be entitled to receive $   per meeting of the board of directors attended in person and $   per meeting attended telephonically. In addition, each such non-employee director serving on our audit committee, compensation committee or nominating and corporate governance committee will be entitled to an additional $  , $  , and $  , respectively, for each committee meeting attended in person and an additional $  , $  , and $  , respectively, for each committee meeting attended telephonically.

In addition to compensation described above, each new non-employee director who joins our board after the completion of this offering will be granted an initial stock option award to purchase      shares of our common stock upon election to our board. All non-employee directors will receive, on the date of each of our annual stockholder meetings after the completion of this offering, an annual stock option award to purchase    shares of our common stock . The exercise price of each such option will be equal to the fair market value of our common stock on the date of grant. Each initial stock option award will vest in equal increments on the              anniversary of the date the director joined the board, and each annual stock option award will similarly vest in equal increments on the              anniversary of the date of grant.

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2009.

	Fees Earned or Paid in Cash	Option Awards(1)	Total
Harold W. Burlingame	$5,500	$17,860	$23,360
Mark Baker	$5,500	$17,860	$23,360
Robert Ward	—	—	—
Byron Deeter	—	—	—
Neil Sadaranganey	—	—	—

(1)	Amount reflects the aggregate grant date fair value of options granted during fiscal year 2009 computed in accordance with Statement of Financial Accounting Standard Board Accounting Standards Codification, or ASC, Topic 718, Stock Compensation. The valuation assumptions used in determining such amounts are described in Note 2 to our financial statements included elsewhere in this prospectus.

At December 31, 2009, each of our non-employee directors held the following options:

Name	Shares Subject to Outstanding Options
Harold W. Burlingame	100,000
Mark Baker	125,000
Robert Ward	—
Byron Deeter	—
Neil Sadaranganey	—

On September 20, 2010, our board granted non-employee director James McGeever an option to purchase 60,000 shares of our common stock at an exercise price of $2.76, the fair market value of our common stock on that date as determined by our board. The option was granted pursuant to our standard form of early exercise stock option agreement under the terms of our 2009 Equity Incentive Plan. On September 23, 2010, Mr. McGeever exercised his stock option in full and currently holds 60,000 shares of our common stock. If Mr. McGeever’s service as a member of our board terminates for any reason, we have a right to repurchase his shares within 90 days of his termination. Our right to repurchase Mr. McGeever’s shares lapses as to 1/3 of such shares on the first anniversary of vesting commencement date and as to 1/36 of such shares each month thereafter, on the same day of the month as the vesting commencement date, such that the repurchase right will have lapsed as to all of his shares on the third anniversary of the vesting commencement date, subject to Mr. McGeever’s continued service on our board on each such date. Upon the occurrence of a change of control (as defined in the 2009 Equity Incentive Plan), our right to repurchase Mr. McGeever’s shares will lapse as to all shares that remain subject to our repurchase right at the time the change of control occurs. For a description of our 2009 Equity Incentive Plan, see “Employee Benefit and Stock Plans — 2009 Equity Incentive Plan.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our compensation program for our named executive officers, or NEOs. Our NEOs for 2009 were Adam Miller, President and Chief Executive Officer; Perry Wallack, Chief Financial Officer; Steven Seymour, Executive Vice President of Strategic Accounts; David Carter, Vice President of Sales; and Vincent Belliveau, General Manager of Europe, Middle East and Africa.

General Compensation Philosophy

Our general compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide a compensation package to our executives that is competitive, rewards the achievement of our business objectives, and aligns executive and stockholder interests by enabling our executives to acquire equity ownership in our business.

Compensation Decision Process

From May 2007 to July 2010, our compensation programs were administered by Messrs. Deeter, Burlingame and Miller who were serving on our Compensation Committee. While the Compensation Committee is responsible for the administration of our compensation programs and makes compensation recommendations and determinations for all executives, our entire board has continued to play an active role in making compensation decisions, and many aspects of our compensation programs have been decided by both the Compensation Committee and the other members of our board. Historically, at the outset of the annual compensation decision process, our Chief Executive Officer, or CEO, reviewed the compensation of our executive management team (including the NEOs) and made recommendations to the other members of the Compensation Committee with respect to base salary and bonus and commission targets for the executives. With respect to his own compensation, the CEO discussed the matter with the other members of the Compensation Committee and made recommendations based on the factors described below. The board and the other members of the Compensation Committee retained the authority to accept or reject the CEO’s compensation recommendations for all executive officers, including the CEO, and often made adjustments to the recommendations when determining appropriate compensation levels. Decisions regarding the CEO’s compensation were made by the board outside the CEO’s presence. To control expenditures and effectively allocate our limited resources, we did not historically engage compensation consultants or establish formal benchmark processes against any set of peer-group companies. Rather, the Compensation Committee and the board based their compensation decisions on a number of factors, including the recommendations of the CEO, which often took into account: relative compensation levels within our company; then-current market conditions; and compensation paid to executives with similar responsibilities at comparable companies based on information provided by executive recruiters familiar with the industries in which we compete for talent and certain compensation studies prepared by Bessemer Venture Partners and Bay Partners, each of which is represented on our board and one of whom is on our Compensation Committee, comparing compensation levels among their respective portfolio companies. In determining compensation for 2009 and 2010, the Compensation Committee and the board relied on the factors discussed above.

In August 2010, the board reconstituted our Compensation Committee to include only directors who satisfy the independence criteria applicable to public companies. We are also commencing discussions with compensation consultants from whom we may obtain relevant compensation data and analysis in the future. Upon the completion of this offering, our Compensation Committee will operate under a written charter adopted by our board, which establishes the duties and authority of the Compensation Committee. The fundamental responsibilities of the Compensation Committee as set forth in the charter will be, among other things:

•	to provide oversight of our executive compensation policies, plans and benefit programs, including recommending improvements or changes to such policies, plans and programs to our board;

•	to review and approve, for each of our executive officers including our CEO: annual base salary; annual incentive bonus, including specific goals and payouts; equity compensation; employment agreements, if any; severance arrangements and change in control arrangements; and any other benefits, compensations or arrangements;
•	to oversee and administer our equity compensation plans; and
•	to review and discuss with management any risks arising from our compensation policies and practices.

Components of NEO Compensation

The compensation program for our NEOs consists of:

•	base salary;
•	short-term incentives, specifically sales commissions and quarterly bonuses for commissioned NEOs (Messrs. Carter and Belliveau) and annual bonuses for non-commissioned NEOs (Messrs. Miller, Seymour and Wallack);
•	long-term incentives (equity awards);
•	broad-based employee benefits; and
•	severance and change of control benefits.

We believe the combination of these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to our performance, focuses the NEOs’ efforts on the achievement of both our short-term and long-term objectives as a company, and aligns the NEOs’ interests with those of our stockholders. The Compensation Committee and the board determine the appropriate use and weight of each component of NEO compensation based on their views of the relative importance of each component in achieving our overall objectives and position-specific objectives relevant to each NEO.

Base Salary

We provide a base salary to our NEOs to compensate them for services rendered on a day-to-day basis. The following table provides the base salaries of our NEOs for 2009 and 2010:

Named Executive Officer	2009 Base Salary(1)		2010 Base Salary(2)
Adam Miller	$275,000		$310,000
Vincent Belliveau	$225,007	(3)	$258,584	(4)
Dave Carter	$225,000		$230,000
Steven Seymour	$275,000		$285,000
Perry Wallack	$225,000		$240,000

(1)	Each NEO had the same base salary in 2008 and 2009.
(2)	The amounts reflect the NEO salary increases effective in March 2010 and, in the case of Mr. Belliveau, in July 2010. See below for more details.
(3)	This amount reflects a base salary of €160,000, which has been converted into U.S. Dollars at the exchange rates in effect when payments were made.
(4)	This amount reflects a base salary of €180,000, which has been converted into U.S. Dollars at a rate of $1.43658 per Euro, the exchange rate in effect on January 1, 2010.

The 2009 base salaries were set by the Compensation Committee and the board in the manner discussed above and reflect our status as a private company. The non-employee members of our board determined our CEO’s base salary, and the Compensation Committee and board determined the salaries of the other NEOs. These decisions were based on the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.”

In March 2010, our Compensation Committee and board decided to increase the salary of Messrs. Miller, Carter, Seymour and Wallack. In making this decision, the Compensation Committee and board considered the contributions that would be necessary from each NEO to prepare us to operate as a public company, and determined that salary increases for certain NEOs would be appropriate in order to provide them with additional incentives and further align their interests with our stockholders. In addition, effective July 1, 2010, our Compensation Committee and board decided to increase Mr. Belliveau’s base salary to reflect his additional responsibilities in connection with the creation of our United Kingdom subsidiary. For some NEOs, it is likely that an additional increase will be necessary to bring their salary levels more in line with salary levels of executives at publicly held corporations in our industry.

Short-Term Incentives (Cash Bonuses and Sales Commissions)

Our short-term incentive program seeks to balance our NEOs’ focus on our company goals as well as reward their individual performance through the use of an executive compensation plan and separate sales commission plans, as appropriate for each NEO’s position. Each of Messrs. Miller, Seymour and Wallack participate in an executive compensation plan, under which bonuses may be earned upon our achievement of specified performance goals. Considering their sales positions within our organization, Mr. Belliveau and Mr. Carter participate in individualized sales commission plans that are similar to the plans used for all of our sales employees as described below. Both our executive compensation plan and our executive sales commission plans are treated as “non-equity incentive plan compensation” for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table below.

Executive Compensation Plan

For 2009, the Compensation Committee and the board established an executive compensation plan for Messrs. Miller, Seymour and Wallack. Under the terms of the executive compensation plan, each NEO was entitled to receive a bonus that would vary in size depending on our success in meeting certain performance thresholds and targets with respect to a number of different performance metrics. No bonus payout for a particular performance metric would be earned unless the performance threshold for that metric was met and bonus payouts would be calculated linearly for achievement between threshold and target. Target bonus amounts represented the amounts that would have been payable to Messrs. Miller, Seymour and Wallack if we had met our full performance target with respect to each performance metric. However, to the extent that our actual performance exceeded the full performance target with respect to a particular performance metric, our board retained the discretion to increase the bonus amount attributable to that metric. The Compensation Committee and the board determined these target bonus amounts based on the compensation factors described above under the heading “— Compensation Discussion and Analysis —  Compensation Decision Process.” The Compensation Committee and the board deliberately set the 2009 performance targets for the target bonus amounts at levels that would be difficult to achieve even if 2009 performance results significantly exceeded 2008 performance results and also established performance thresholds to ensure that no bonuses would be paid unless we achieved a significant level of performance. The following table shows the 2009 target bonus amounts as a percentage of base salary for each of Messrs. Miller, Seymour and Wallack.

Named Executive Officer	Target Bonus Amount (as a percentage of base salary)
Adam Miller	50%
Steven Seymour	50%
Perry Wallack	50%

The performance metrics to which these targets and thresholds related include:

•	Contracted monthly recurring revenue, or CMRR (defined as the sum of the total amount of minimum recurring revenue contractually committed under each of our client agreements over the entire term of the agreement, but excluding nonrecurring support, consulting and maintenance fees under those agreements, divided by the number of months in the term), with a 50% weighting;
•	Operating yield (calculated as invoices issued to clients during the year less all expenses paid during the year, including capital expenditures but excluding debt-related expenses), with a 30% weighting; and
•	Churn (determined based on the reductions, if any, to CMRR during the year), with a 20% weighting.

The Compensation Committee and board determined that these performance metrics and changes in the mix of recurring and non-recurring revenue were appropriate measurements of our performance, as CMRR measures sales performance, operating yield measures operating efficiency and cash management, and churn measures client retention.

In early 2010, the board and Compensation Committee reviewed the 2009 performance metrics to determine the level of achievement in relation to each performance target and threshold amount. Achievement percentages for results between the threshold and target amounts were calculated linearly. The 2009 achievement percentage, weighting, and weighted achievement percentages (based both on the plan and as adjusted by the board based on its discretion) were as follows:

	CMRR	Operating Yield		Churn
Achievement percentage	60.3%	83.0	%(1)	100.0%
Weighting	50.0%	30.0%		20.0%
Weighted achievement percentage (plan)	30.2%	15%		20.0%
Weighted achievement percentage – (as adjusted by board)	30.2%	24.9	%(1)	20.0%

(1)	The board and Compensation Committee selected performance targets at the beginning of 2009 that it determined would be difficult to achieve even if 2009 performance results exceeded 2008 performance results. During the course of the year, the board made a strategic decision to invest more money in direct sales and other activities in anticipation of future growth. As a result of this additional investment, the 2009 operating yield result was lower than it would have been had the board not made this decision. When the board reviewed actual achievement of operating yield at the end of 2009, the board, following extensive discussion and based on recommendations from the CEO and the other members of the Compensation Committee, exercised its discretion to recognize an achievement percentage of 83.0% for its operating yield target. As a result, the actual bonus payments paid to all of the NEOs were, in the aggregate, $38,122 higher in the aggregate than they would have been had the board not exercised its discretion.

As a result of this review, the board and Compensation Committee determined a total weighted achievement percentage for 2009 of 75.1%. Thus, the 2009 actual bonus payments were as follows:

Named Executive Officer	Target 2009 Bonus Amount	2009 Bonus Paid
Adam Miller	$137,500	$103,125
Steven Seymour	$137,500	$103,125
Perry Wallack	$112,500	$84,375

For 2010, the executive compensation plan for Messrs. Miller, Seymour and Wallack is structurally similar to the 2009 plan (including the weightings of the performance metrics), except that the operating yield metric has been replaced by an unlevered operating cash flow metric. Unlevered operating cash flow is defined as free cash flow that does not take into account interest paid on the company’s outstanding debt. The Compensation Committee and the board made this change to utilize a performance metric that is more commonly used by public companies. At the time the 2010 performance targets were set, the Compensation Committee and the board believed that the performance targets would be difficult to achieve and would not be achieved even if our 2010 performance results significantly exceeded our 2009 performance results. The 2010 target bonus amounts as a percentage of base salary were not changed from the 2009 amounts.

Sales Commission Plans

Because much of Mr. Belliveau’s and Mr. Carter’s responsibilities are focused on sales of our solution, the Compensation Committee and board determined that it would be more appropriate for Mr. Belliveau and Mr. Carter to participate in sales commission plans with terms that correspond to the results achieved by their respective direct sales teams, rather than in the executive compensation plan described above. Mr. Belliveau and Mr. Carter therefore earn commissions based on the total sales of their respective direct sales teams, with Mr. Belliveau’s commissions based on direct sales in Europe, and Mr. Carter’s commissions based on all direct sales in North America. The commission targets were determined by the Compensation Committee and board based in part on the recommendations of the CEO, which took into account the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.” The Compensation Committee and board designed Mr. Belliveau’s and Mr. Carter’s commission structure both to reward them for their past success and to support our retention efforts.

For 2009, the board and Compensation Committee established a sales quota for each of its sales executives, Mr. Belliveau and Mr. Carter, a portion of which was allocated to subscription revenue and a portion of which was allocated to consulting services revenue. Mr. Belliveau’s commissions are based on revenues attributable to sales in EMEA, and Mr. Carter’s commissions are based on revenues attributable to sales in North America. Depending on the term of the particular client agreement, each sales executive is eligible to earn commissions over a period of up to three years based on revenue invoiced and actually received by us in each year. The rate at which commissions are earned by each sales executive is highest in the first year of each client agreement and decreases each year thereafter. Revenue due in the first, second or third year of a client agreement is referred to below as first-year revenue, second-year revenue or third-year revenue, respectively. With respect to any client agreement entered into in 2009, no commissions will be paid with respect to revenue invoiced and received by us in the fourth-year or beyond, and no commissions will be paid with respect to consulting services revenue invoiced and received by us in the second-year or beyond. To the extent a client agreement has a term of less than three years and is renewed, the agreement is treated as a multi-year contract, except that the commission for subscription revenue declines in the second and third years. To the extent that the sales executive exceeded his quota for both subscription revenue and consulting services revenue in 2009, his commissions for the amount above quota was increased. In addition, each sales executive was also eligible for a quarterly bonus if he met certain quarterly sales targets and Mr. Belliveau was eligible to receive a year-end bonus based upon the European sales team’s achievement of certain levels of operating profit measured on a stand-alone basis for the entire year. These bonus targets were determined by the Compensation Committee and board based in part on the recommendations of the CEO, which took into account the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.”

For 2009, the following table shows the targets and amounts earned by our sales executive under such executive’s 2009 sales commission plan:

Sales Executive	Target 2009 Commission		Target 2009 Bonus		2009 Commission Paid		Target 2009 Bonus Paid
Vincent Belliveau	$107,850	(1)(2)	$18,958	(1)	$77,993	(3)(4)	—
Dave Carter	$174,000	(2)	$20,000		$97,830	(3)	—
(1)	Amounts have been converted into U.S. Dollars at a rate of $1.4043 Dollars per Euro, the exchange rate in effect on January 1, 2009.

(2)	This amount represents the total performance-based commissions that would have been earned under the 2009 commission plan assuming that (i) the sales executive achieved the sales quotas established under his 2009 commission plan and (ii) all first-year revenue relating to client agreements entered into in 2009 was invoiced and received by us in 2009.
(3)	This amount represents the total performance-based commissions earned by the sales executive under the 2009 commission plan. Each executive also earned additional commissions for second-year revenue and third-year revenue received by us in 2009 with respect to client agreements entered into in prior years under sales commission plans established in such years for each such executive, which commission amounts are not reflected in this amount. For the commissions earned in 2009 under the 2009 sales commission plan and under plans established for prior years, see the non-equity incentive plan compensation column of the Summary Compensation Table below.
(4)	Amount represents the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.

For 2010, the commission programs for Mr. Belliveau and Mr. Carter are structurally similar to the 2009 programs, except that Mr. Belliveau’s and Mr. Carter’s 2010 sales targets have substantially increased and the board and Compensation Committee selected sales targets that would be difficult to reach.

Long-Term Incentives (Equity Awards)

We grant equity awards to motivate and reward our NEOs for achieving long-term performance goals as reflected in the value of our common stock, which we believe aligns the interests of our NEOs with those of our stockholders. Historically, the equity awards we have granted pursuant to our equity incentive plans have been limited to stock options with exercise prices equal to or greater than the fair market value of our common stock on the date of grant as determined by the board. In determining the size of these awards, we have not applied a rigid formula. Instead, the board and Compensation Committee have determined the size of equity awards based on the range of prior awards granted to the executive team, with consideration given to the nature of each NEO’s position and experience and to then-current market conditions.

Other than with respect to Mr. Miller, who acquired his common stock in connection with the formation of our company and has not received any equity awards to date, and Messrs. Seymour and Wallack, who each received additional equity awards prior to 2009, the equity awards that our NEOs currently hold were received at the start of their employment with us. None of our NEOs received any equity awards during 2009. To date when considering granting equity awards generally, our board determined that additional equity awards for the NEOs other than the foregoing were not necessary, as the board believed each NEO’s then-current equity holdings were sufficient to incentivize the NEO and appropriately aligned his interests with those of our stockholders. In connection with the offering, the board and Compensation Committee may approve additional equity grants to some NEOs to ensure that they are properly incentivized. We expect that our Compensation Committee will review periodically our NEOs’ compensation, including the retention and incentive value of their equity awards, in order to determine whether to grant any additional equity awards in the future.

Broad-Based Employee Benefits

Our compensation program for our NEOs also includes employee benefits that are generally available to our other employees. These benefits include medical, dental, vision, long-term disability and life insurance benefits, as well as flexible spending accounts. We also periodically provide meals on premise to employees in our offices. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees. Offering these benefits serves to attract and retain employees, including our NEOs. We anticipate that we will periodically review our employee benefits programs in order to ensure that they continue to serve these purposes and remain competitive.

We have established a tax-qualified Section 401(k) retirement savings plan for our employees generally, subject to standard eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Currently, we do not match contributions made by participants. The plan currently qualifies under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

Employment Agreements, Change in Control and Severance Benefits

Our board believes that maintaining a stable and effective management team is essential to our long-term success and achievement of our corporate strategies, and is therefore in the best interests of our stockholders. We have entered into employment agreements with each of our NEOs (other than Mr. Miller) which provide for base salary, bonuses and/or sales commissions, employee benefit plan participation, and in certain instances, severance or other payments upon a qualifying termination of employment or change of control. In connection with this offering, we plan to revise these employment agreements and/or enter into new employment agreements with certain of our NEOs, which may include change-in-control and severance arrangements that provide them with assurances of specified severance benefits in the event that their employment is terminated and such termination is a qualifying termination under their respective agreements.

We recognize that these severance benefits may be triggered at any time. Nonetheless, we believe that it is imperative to provide these individuals with these benefits to secure their continued dedication to their work, notwithstanding the possibility of a termination by us, and to provide them with additional incentives to continue employment with us. We believe that these severance benefits are competitive with severance benefits provided to similarly situated individuals at companies with which we compete for talent, and that they are appropriate given that generally their actual payment is contingent upon the individual releasing us from claims relating to the termination.

We also recognize that the possibility that we may in the future undergo a change in control, and that this possibility, and the uncertainty it may cause among our NEOs may result in their departure or distraction to the detriment of our company and our stockholders. Accordingly, our board and Compensation Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of certain key executive to their assigned duties without the distraction that may arise from the possibility or occurrence of a change in control. As a result, we have entered into agreements with certain of our NEOs that provide additional benefits in the event of a change in control. For more detail, see “Potential Payments upon Termination or Change in Control.”

We do not currently have stock ownership guidelines for our NEOs.

Tax Considerations

Based on the limitations imposed by Section 162(m) of Internal Revenue Code, we generally cannot deduct compensation paid to our Chief Executive Officer and to certain other highly compensated officers that exceeds $1,000,000 per person in any fiscal year for federal income tax purposes, unless it “performance-based,” as defined under Section 162(m). Salary and bonus compensation is subject to these limits, as is the excess of the current market price over the option exercise price, or option spread, at the time of exercise of any stock option, unless it is treated as an incentive stock option or it meets certain other requirements. We believe all options we have granted to date have met these requirements. Additionally, under an exception to Section 162(m), any compensation paid at any time pursuant to a compensation plan that was in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the ending of the third calendar year following the year in which this offering occurs. While we cannot predict how the Section 162(m) deductibility limit may affect our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Section 162(m) as one factor in our compensation decisions.

We have not provided our executives or directors with any gross-up or other reimbursement for tax amounts that these individuals might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G and related Internal Revenue Code sections provide that executive officers, directors who hold significant stockholder interests, and certain other service providers, could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and also that we or our successor could lose the ability to deduct on our corporate taxes the amounts subject to the additional tax. In addition, Section 409A imposes significant taxes on an executive officer, director or other service provider who receives “deferred compensation” that does not meet the requirements of Section 409A.

Summary Compensation Table for 2009

The following table summarizes the compensation that we paid to our named executive officers during the year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Adam Miller, President and Chief Executive Officer	2009	$275,000	—	—	$103,125	(1)	—	$378,125
Perry Wallack, Chief Financial Officer	2009	$225,000	—	—	$84,375	(1)	—	$309,375
Steven Seymour, Executive Vice President of Strategic Accounts	2009	$275,000	—	—	$103,125	(1)	—	$378,125
David J. Carter, Vice President of Sales	2009	$225,000	—	—	$100,205	(2)	—	$325,205
Vincent Belliveau, General Manager of Europe, Middle East and Africa(3)	2009	$225,007	—	—	$125,260	(2)	—	$350,267

(1)	The amounts represent the total performance-based bonuses earned for services rendered in 2009 under our 2009 Executive Bonus Plan.
(2)	The amounts represent the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2009 in accordance with the sales executive’s 2009 sales commission plan, and subscription revenue invoiced and received by us under contracts entered into in prior years in accordance with sales commission plans established for the sales executive in such years. For more information, please see “— Compensation Discussion and Analysis — Sales Commission Plans.”
(3)	Amounts represent the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.

Grants of Plan-Based Awards Table for 2009

The following table lists the grants of plan-based awards or awards re-priced during the year ended December 31, 2009, to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Adam Miller(1)	—	—	$137,500	—	—	—	—
Perry Wallack(1)	—	—	$112,500	—	—	—	—
Steven Seymour(1)	—	—	$137,500	—	—	—	—
David J. Carter(2)	—	—	$194,000	—	—	—	—
Vincent Belliveau(2)(3)	—	—	$126,808	—	—	—	—

(1)	Although there is no minimum bonus payout, our 2009 executive compensation plan established certain performance thresholds and targets with respect to a number of performance metrics. More specifically, the executive compensation plan provided that there would be no bonus payout unless at least one performance threshold was met and bonus payouts would be calculated linearly for achievement between threshold and target. Target bonus amounts, which were set at 50% of base salary, represent the amounts that would have been payable to the NEOs if we had met our full performance target with respect to each of the performance metrics. Please see “— Compensation Discussion and Analysis” for more details.
(2)	The non-equity incentive plan compensation earned by Messrs. Carter and Belliveau was paid under their respective sales commission plans, not under our 2009 executive compensation plan. In each case, the sales commission plan established a sales quota, of which a portion was allocated to subscription revenue and a portion was allocated to consulting services revenue. In addition, each sales commission plan established certain quarterly sales targets and, in the case of Mr. Belliveau only, an annual sales target. The target amount represents the amount to be earned in 2009 assuming the satisfaction of the full sales quota and all quarterly and, if applicable, annual sales targets. For more information, see “— Compensation Discussion and Analysis — Sales Commission Plans.”
(3)	Amount has been converted from Euros into U.S. Dollars at a rate of $1.4043 per Euro, the exchange rate in effect on January 1, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table shows all outstanding stock options held by our named executive officers as of December 31, 2009, the last day of the fiscal year ended December 31, 2009. Mr. Miller did not hold any stock options as of December 31, 2009.

	Option Awards
Name of Executive Officer	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Perry Wallack	—	180,000	(1)	—	$0.34	2/24/2012
	2/25/2006	239,583	(2)	10,417	$0.34	9/5/2016
	10/24/2007	40,625	(2)	34,375	$0.34	12/5/2017
	12/5/2008	18,750	(2)	56,250	$0.53	12/30/2018
Steven Seymour	—	247,500	(1)	—	$0.34	2/24/2012
	—	100,000	(1)	—	$0.34	10/15/2013
	—	100,000	(1)	—	$0.34	8/16/2014
	9/6/2006	203,125	(2)	46,875	$0.34	9/5/2016
	10/24/2007	40,625	(2)	34,375	$0.34	12/5/2017
	12/5/2008	18,750	(2)	56,250	$0.53	12/30/2018
David J. Carter	8/1/2008	91,666	(2)	183,334	$0.53	12/30/2018
Vincent Belliveau	6/4/2007	259,375	(2)	155,625	$0.34	12/5/2017

(1)	The option was fully vested and exercisable as of December 31, 2009.
(2)	One-fourth of the total shares subject to the option vested on the first anniversary of the vesting commencement date, and 1/48 of the total shares subject to the option vest each month thereafter on the same day of the month as the vesting commencement date such that all shares subject to the option will be vested on the fourth anniversary of the vesting commencement date, in each case subject to the optionee’s continued service to the company on each such date.

Pension benefits and Nonqualified Deferred

We do not provide a pension plan for our employees and none of our NEOs participated in a nonqualified deferred compensation plan during the fiscal year ended December 31, 2009.

Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control

Prior to the completion of the offering, we intend to enter into new employment agreements containing change of control and/or severance benefits with Messrs. Miller, Wallack and Seymour. The descriptions below reflect employment agreements currently in effect. We are not currently party to an employment agreement with Mr. Miller.

Perry Wallack

On May 10, 2007, Mr. Wallack, our Chief Financial Officer, entered into an employment agreement with us. The employment agreement specifies that Mr. Wallack’s employment with us is “at will” and provides for an initial annual base salary of $205,000, which has subsequently been raised to $240,000. Under the terms of the employment agreement, Mr. Wallack is eligible to receive annual performance bonuses pursuant to our executive bonus plan and is generally entitled to participate in executive benefit plans and programs, if any, on the same terms as other similarly situated employees.

In addition, if we undergo a change of control, Mr. Wallack is terminated without cause, Mr. Wallack terminates his employment for good reason, or Mr. Wallack is terminated or terminates his employment due to death or disability, then under his employment agreement (i) all of Mr. Wallack’s then unvested equity awards will immediately vest and become exercisable, and (ii) the exercise period of the options will be extended for five years from the date of termination but not to exceed the maximum term of the option.

In addition to the benefits described above, if Mr. Wallack is terminated without cause or elects to terminate his employment for good reason, Mr. Wallack will receive 6 months of base salary and all accrued and unpaid non-equity incentive plan payments that he would have been paid if he were still employed during such 6 month period.

The following table shows the pre-tax payments that Mr. Wallack would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2009:

Benefits and Payments upon Trigger Event	Change of Control	Terminated without Cause	Terminates for Good Reason	Terminated or Terminates Due to Death or Disability
Accelerated vesting of options(1)	$82,271	$82,271	$82,271	$82,271
Payment of 6 months of base salary(2)	—	$112,500	$112,500	—
Accrued but unpaid non-equity incentive plan compensation (i.e. bonus payments)(1)	—	$84,375	$84,375	—
Total	$82,271	$279,146	$279,146	$82,271

(1)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $1.26, the estimated fair market value of our common stock on December 31, 2009, and the per share exercise price of the accelerated options.
(2)	Amounts to be prorated and paid on a monthly basis unless Mr. Wallack dies during the severance period, in which case the payments must be paid in a lump sum to Mr. Wallack’s designated beneficiary or estate.

As used in Mr. Wallack’s employment agreement, the terms below have the following meanings:

•	The term “cause” means (i) an act of dishonesty by Mr. Wallack in connection with the performance of his job responsibilities, (ii) his conviction of, or plea of nolo contendre to, a felony that our board believes had or will have a material detrimental effect on our reputation or business, (iii) his gross misconduct, (iv) his continued substantial violations of his duties as an executive officer and failure to cure such violations within a reasonable time for cure, subject to certain conditions.
•	The term “change of control” means (i) any merger or combination with or into a third party pursuant to which our stockholders immediately prior to such event do not have, as a result of their ownership of our securities before such event, immediately thereafter, less than fifty percent (50%) of the voting power of the surviving entity, or (ii) the sale to a third party of all or substantially all of the assets of our company.
•	The term “disability” means that Mr. Wallack has been unable to perform his duties as a result of physical or mental illness, and such inability, at least twenty-six (26) weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to Mr. Wallack or his legal representative.
•	The term “good reason” means, without Mr. Wallack’s express written consent, (i) a significant reduction of his duties, position or responsibilities, or the removal of Mr. Wallack from such position and responsibilities, or a change in his reporting relationship to a person other than our Chief Executive Officer, unless Mr. Wallack is provided with a comparable position; (ii) a substantial reduction of the facilities and perquisites (including office space and location) available to Mr. Wallack immediately prior to such reduction; (iii) a material reduction by us in Mr. Wallack’s base compensation as in effect immediately prior to such reduction but not generally applicable to other members of senior management; (iv) a material reduction by us in the kind or levels of benefits to which Mr. Wallack was entitled immediately prior to such reduction with the result that Mr. Wallack’s overall benefits package is significantly reduced disproportionally to other members of senior management; or (v) the relocation of Mr. Wallack to a facility or a location more than twenty (20) miles from his then-present employment location.

Steven Seymour

On May 10, 2007, Mr. Seymour our Executive Vice President of Strategic Accounts entered into an employment agreement with us. The employment agreement specifies that Mr. Seymour’s employment with us is “at will” and provides for an initial annual base salary of $250,000, which has subsequently been raised to $285,000. Under the terms of the employment agreement, Mr. Seymour is eligible to receive annual performance bonuses pursuant to our executive bonus plan and is generally entitled to participate in executive benefit plans and programs, if any, on the same terms as other similarly situated employees.

If there is a “change of control” of the Company, Mr. Seymour is terminated without cause, Mr. Seymour terminates his employment for good reason, or Mr. Seymour is terminated or terminates his employment due to death or disability, then under his employment agreement (i) all of Mr. Seymour’s then unvested equity awards will immediately vest and become exercisable, and (ii) the exercise period of the options will be extended for five years from the date of termination but not to exceed the maximum term of the option.

In addition to the benefits described above, if Mr. Seymour is terminated without cause or elects to terminate his employment for good reason, Mr. Seymour will receive 6 months of base salary and all accrued and unpaid non-equity incentive plan payments he would have been paid if he were still employed by us during such 6 month period.

The following table shows the pre-tax payments that Mr. Seymour would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2009:

Benefits and Payments upon Trigger Event	Change of Control	Terminated without Cause	Terminates for Good Reason	Terminated or Terminates Due to Death or Disability
Accelerated vesting of options(1)	$115,812	$115,812	$115,812	$115,812
Payment of 6 months of base salary(2)	—	$137,500	$137,500	—
Accrued but unpaid non-equity incentive plan compensation (i.e. bonus payments)(1)	—	$103,125	$103,125	—
Total	$115,812	$356,437	$356,437	$115,812

(1)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $1.26, the estimated fair market value of our common stock on December 31, 2009, and the per share exercise price of the accelerated options.
(2)	Amounts to be prorated and paid on a monthly basis unless Mr. Seymour dies during the severance period, in which case the payments must be paid in a lump sum to Mr. Seymour’s designated beneficiary or estate.

As used in Mr. Seymour’s employment agreement, the terms below have the following meanings:

•	The term “cause” means (i) an act of dishonesty by Mr. Seymour in connection with the performance of his job responsibilities, (ii) his conviction of, or plea of nolo contendre to, a felony which the Board reasonably believes had or will have a material detrimental effect on our reputation or business, (iii) his gross misconduct, (iv) his continued substantial violations of his duties as an executive officer and failure to cure same within a reasonable time for cure after he has received a written demand for performance from us which specifically sets forth the factual basis for our belief that he has not substantially performed his duties.
•	The term “change of control” means (i) any merger or combination with or into a third party pursuant to which our stockholders immediately prior to such event do not have, as a result of their ownership of our securities before such event, immediately thereafter, less than fifty percent (50%) of the voting power of the surviving entity, or (ii) the sale to a third party of all or substantially all of the assets of our company.
•	The term “disability” means that Mr. Seymour has been unable to perform his duties as a result of physical or mental illness, and such inability, at least twenty-six (26) weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to Mr. Seymour or his legal representative.
•	The term “good reason” means, without Mr. Seymour’s express written consent, (i) a significant reduction of his duties, sales territories, position or responsibilities, or the removal of Mr. Seymour from such position and responsibilities, or a change in his reporting relationship to a person other than our Chief Executive Officer, unless Mr. Seymour is provided with a comparable position (i.e., a position of similar or greater duties, authority, compensation and status); (ii) a substantial reduction of the facilities and perquisites (including office space and location) available to Mr. Seymour immediately prior to such reduction; (iii) a material reduction by us in the base compensation of Mr. Seymour as in effect immediately prior to such reduction but not generally applicable to other members of senior management; (iv) a material reduction by us in the kind or levels of benefits to which Mr. Seymour was entitled immediately prior to such reduction with the result that Mr. Seymour’s overall benefits package is significantly reduced disproportionally to other members of senior management; or (v) the relocation of Mr. Seymour to a facility or a location more than twenty (20) miles from his then present employment location.

David J. Carter

On May 1, 2008, Mr. Carter entered into an employment agreement with us to serve as our Vice President of Sales. The employment agreement specifies that Mr. Carter’s employment with us is “at will” and provides for an initial annual base salary of $225,000, which has subsequently been raised to $230,000. Under the terms of the employment agreement, Mr. Carter is eligible to participate in our commission plan on such terms as our board of directors may determine in its sole discretion and is also entitled to participate in any employee benefit plans that we provide for the benefit of our other senior executives. The employment agreement also entitled Mr. Carter to receive an option to purchase 275,000 shares of our common stock, subject to the approval of our board of directors. The option was granted to Mr. Carter by our board of directors on December 31, 2008 and appears on the option table above under the heading “— Outstanding Equity Awards at 2009 Fiscal Year End.”

In addition, if the Company terminates Mr. Carter’s employment other than for cause, death or disability, Mr. Carter is entitled to receive 4 months severance pay at his base salary rate, as then in effect, and Company-paid coverage for Mr. Carter and his dependents under the Company’s benefit plans for 3 months following termination. Furthermore, if the Company is acquired and Mr. Carter is terminated or his position is materially diminished within 6 months after such acquisition, all unvested options shall vest and become immediately exercisable.

The following table shows the payments that Mr. Carter would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2009:

Benefits and Payments upon Trigger Event	Terminated within 6 Months of Change of Control	Position Materially Diminished within 6 Months of Change of Control	Terminated without Cause and Not Due to Death or Disability (Regardless of Change of Control)
Accelerated vesting of options(1)	$133,833	$133,833	—
Payment of 4 months of base salary	—	—	$75,000
Payment of 3 months of coverage under existing benefit plans for Mr. Carter and dependents	—	—	$5,000
Total	$133,833	$133,833	$80,000

(1)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $1.26, the estimated fair market value of our common stock on December 31, 2009, and the per share exercise price of the accelerated options.

As used in Mr. Carter's employment agreement, the term “cause” means a termination by us because of any one of the following events: (i) Mr. Carter’s breach of his employment agreement that results in material injury to us which, if capable of cure, has not been cured by Mr. Carter within ten (10) days after his receipt of written notice from our Chief Executive Officer of such breach; (ii) Mr. Carter’s misconduct, fraud, dishonesty, or malfeasance that results in material injury to the us; (iii) Mr. Carter’s willful or intentional failure to (a) perform his duties under his employment agreement, (b) follow the reasonable and legal direction of our board or Chief Executive Officer, or (c) follow our policies, procedures, and rules, or (iv) Mr. Carter’s conviction of, or plea of nolo contendre to, a felony. For purposes of this definition, Mr. Carter’s failure to achieve certain results will not be deemed to constitute cause unless it is the result of his willful and deliberate dereliction of duty.

Vincent Belliveau

On April 3, 2007, Mr. Belliveau entered into an employment agreement with us to serve initially as our General Manager Europe, and he has subsequently been promoted to the position of General Manager of Europe, Middle East and Africa (EMEA). The employment agreement specifies that Mr.Belliveau’s employment with us is “at will” and provides for an annual base salary of €160,000. Under the terms of the employment agreement, Mr. Belliveau is eligible to participate in our bonus and commission plan and is also entitled to receive a monthly car allowance of €350 per month.

If Mr. Belliveau is terminated for any reason, he is entitled to receive up to 40% of his average monthly fixed gross salary during the 12 months prior to termination for the duration of the restricted period (as defined below) (this amount is reduced to 20% if Mr. Belliveau resigns or is dismissed for gross misconduct). Furthermore, if Mr. Belliveau is terminated for any reason, Mr. Belliveau agrees that he will not enter into the service of any competitive company, in any manner, directly or indirectly or take any direct or indirect interest, in any form, in the manufacture, commerce, service or other activity, which might compete directly or indirectly with the activities of the Company. This non-competition obligation is limited to European countries and to a 1 year term, which is measured from the date of termination and is referred to as the restricted period.

The following table shows the payments that Mr. Belliveau would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2009:

Benefits and Payments upon Trigger Event	Termination for Any Reason
Payment of 40% of average monthly gross salary during 12 months prior to termination for a period of 1 year(1)(2)	$91,725
Total	$91,725

(1)	Amount to be reduced to 20% if Mr. Belliveau resigns or is dismissed due to gross misconduct.
(2)	Based on an annual salary of Euro 160,000 converted into dollars on December 31, 2009 at an exchange rate of $1.4332.

To the extent awards are not assumed or substituted for in connection with a merger or change in control, our equity plans provide that such awards will accelerate and become fully exercisable. See “Employee Benefit and Stock Plans” below.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2010 Equity Incentive Plan

We anticipate that prior to the completion of this offering, our board will adopt, and our stockholders will approve, our 2010 Equity Incentive Plan, or 2010 Plan, with terms substantially similar to those described below. The 2010 Plan will be effective upon the later of its adoption by our board or the completion of this offering. Our 2010 Plan permits the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.

The maximum aggregate number of shares issuable under the 2010 Plan is            shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2009 Equity Incentive Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 2009 Equity Incentive Plan that expire or terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2009 Equity Incentive Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Plan from the 2009 Equity Incentive Plan equal to            shares. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each of our fiscal years beginning with the        fiscal year, by an amount equal to the least of:

•	shares;
•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or
•	such other amount as our board may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant or sale under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Plan Administration.

The 2010 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees administering the 2010 Plan are referred to below as the “Administrator.” In the case of awards intended to qualify as “performance-based compensation” within the meaning of Internal Revenue Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2010 Plan, the Administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2010 Plan. The Administrator also has the authority, subject to the terms of the 2010 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the Administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2010 Plan and awards granted under the 2010 Plan.

Stock Options.

The Administrator may grant incentive and/or nonstatutory stock options under our 2010 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 2010 Plan, the Administrator determines the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Restricted Stock.

Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Administrator. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.

Restricted stock units may be granted under our 2010 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.

Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2010 Plan, the Administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.

Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the Administrator are achieved or the awards otherwise vest. The Administrator determines the terms and conditions of performance units and performance shares including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The Administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2010 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed dissolution or liquidation, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards, to the extent not previously exercised, will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the Administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a merger or change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner.

2009 Equity Incentive Plan

Our board adopted, and our stockholders approved our 2009 Equity Incentive Plan, or 2009 Plan, in January 2009. Our 2009 Plan permits the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2009 Plan following this offering and will instead grant awards under our 2010 Equity Incentive Plan. However, the 2009 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares.

The maximum aggregate number of shares issuable under the 2009 Plan, as amended through July 15, 2010, is 3,000,000 shares of our common stock, plus (i) any shares that as of the date of stockholder approval of the 2009 Plan, have been reserved but not issued pursuant to any awards granted under our 1999 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 1999 Stock Plan that expire or terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 1999 Stock Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2009 Plan from the 1999 Stock Plan equal to 4,976,126 shares.

Shares issued pursuant to awards under the 2009 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2009 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2009 Plan.

Plan Administration.

The 2009 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees who administer the 2009 Plan are referred to below as the “Administrator.”

Subject to the provisions of our 2009 Plan, the Administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2009 Plan. The Administrator also has the authority, subject to the terms of the 2009 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the Administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2009 Plan and awards granted under the 2009 Plan.

Stock Options.

The administrator may grant incentive and/or nonstatutory stock options under our 2009 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of a stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 2009 Plan, the Administrator determines the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.

Stock appreciation rights may be granted under our 2009 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2009 Plan, the Administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock.

Restricted stock may be granted under our 2009 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Administrator. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.

Restricted stock units may be granted under our 2009 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provides otherwise, our 2009 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2009 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the Administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 2009 Plan provides that in the event of a merger or change in control, as defined under the 2009 Plan, each outstanding award will be treated as the Administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 2009 Plan provided such action does not impair the existing rights of any participant. Our 2009 Plan will automatically terminate in 2019, unless we terminate it sooner.

1999 Stock Plan

Our board adopted, and our stockholders approved our 1999 Stock Plan, or 1999 Plan, in November 1999. Following the adoption of our 2009 Equity Incentive Plan, we did not grant any additional awards under the 1999 Plan, but the 1999 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Our 1999 Plan permitted the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options and stock purchase rights to our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.

The maximum aggregate number of shares issuable under the 1999 Plan was 5,831,651 shares of our common stock.

If an option or stock purchase right expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an option exchange program, or if the shares are repurchased at their original purchase price, such shares will become available for future grant or sale.

Plan Administration.

The 1999 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees administering the 1999 Plan are referred to below as the “Administrator.”

Subject to the provisions of our 1999 Plan, the Administrator had the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 1999 Plan. The Administrator also had the authority, subject to the terms of the 1999 Plan, to amend existing awards to reduce their exercise price, to institute an exchange program by which outstanding options may be surrendered in exchange for options with a lower exercise price, to prescribe rules and to construe and interpret the 1999 Plan and awards granted under the 1999 Plan.

Stock Options.

The Administrator could grant incentive and/or nonstatutory stock options under our 1999 Plan, provided that incentive stock options could only be granted to employees. The exercise price of incentive stock options must have been equal to at least the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options must have been equal to at least 85% of the fair market value on the date of grant unless the holder of such option owned stock representing more than 10% of the voting power of all classes of our stock, in which case the fair market value must have been at least 110% of the fair market value per share on the date of grant. The term of an incentive stock option could not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, could not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator determined the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 1999 Plan, the Administrator determined the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms were set forth in an award agreement.

Stock Purchase Rights.

Stock purchase rights could be granted either alone, in addition to or in tandem with, other awards granted under the 1999 Plan and/or cash awards made outside of the 1999 Plan. Stock purchase rights are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the Administrator determined that it would offer stock purchase rights, it advised the purchaser of the terms, conditions, and restrictions relating to the offer, including the number of shares that the purchaser was entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. Once the stock purchase right was exercised, the purchaser will have rights equivalent to a stockholder. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provided otherwise, our 1999 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock purchase right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 1999 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the Administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 1999 Plan provides that in the event of a merger or the sale of substantially all of the assets of the Company, each outstanding option and stock purchase right will be assumed or substituted for. If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then the Administrator will notify the holder of such award that it will fully vest and be exercisable for a period of 15 days from the date of such notice and will terminate upon the expiration of the notice period.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 1999 Plan provided such action does not impair the existing rights of any participant. In connection with the adoption of the 2009 Plan, no further awards may be granted under the 1999 Plan.

Retirement Plans

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual Internal Revenue Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under the heading “Management — Director Compensation” and “Executive Compensation,” respectively, the following is a description of transactions, or series of related transactions, since January 1, 2007 to which we were or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of their immediate families had or will have a direct or indirect material interest.

Equity Financings

Series D Preferred Stock Financing

In May 2007, we sold an aggregate of 10,000,000 shares of our Series D preferred stock at a purchase price per share of $1.60, for an aggregate purchase price of $16,000,000, and, in connection therewith, issued warrants to purchase an aggregate of 3,333,333 shares of our Series D preferred stock at an exercise price per share of $2.40. In conjunction with the Series D preferred stock financing, in September 2007, $1,000,000 in promissory notes were converted into 625,000 shares of our Series D preferred stock at a purchase price per share of $1.60 and warrants to purchase an aggregate of 208,332 shares of our Series D preferred stock at an exercise price per share of $2.40 were issued to such purchasers. Purchasers of our Series D preferred stock included entities affiliated with Bessemer Venture Partners and Bay Partners, each of which, as a result of the transaction, became a holder of more than 5% of our outstanding capital stock and whose representatives, Byron Deeter and Neil Sadaranganey, respectively, are members of our board. The following table summarizes purchases of Series D preferred stock and warrants to purchase Series D preferred stock by the above-listed investors:

Name of Stockholder	Number of Series D Shares	Series D Warrants	Exercise Price per Share	Dollar Amount
Entities affiliated with Bessemer Venture Partners(1)	6,250,000	2,083,333	$2.40	$10,000,000
Entities affiliated with Bay Partners(2)	3,750,000	1,250,000	$2.40	$6,000,000

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P.
(2)	Affiliates of Bay Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bay Partners XI, L.P. and Bay Partners XI Parallel Fund, L.P.

Series E Preferred Stock Financing

In January 2009, we sold an aggregate of 5,272,727 shares of Series E preferred stock at purchase price per share of $1.65, for an aggregate purchase price of approximately $8,700,000, and, in connection therewith, issued warrants to purchase an aggregate of 1,054,543 shares of Series E preferred stock at an exercise price per share of $2.40. Purchasers of the Series E preferred stock include entities affiliated with Bessemer Venture Partners, Bay Partners and Meritech Capital, each of which holds more than 5% of our outstanding capital stock and whose representatives, Byron Deeter, Neil Sadaranganey and Robert Ward, respectively, are members of our board. The following table summarizes purchases of Series E preferred stock and warrants to purchase Series E preferred stock by the above-listed investors:

Name of Stockholder	Number of Series E Shares	Series E Warrants	Exercise Price per Share	Dollar Amount
Entities affiliated with Bessemer Venture Partners(1)	90,909	18,182	$2.40	$150,000
Entities affiliated with Bay Partners(2)	151,515	30,303	$2.40	$250,000
Entities affiliated with Meritech Capital(3)	4,848,485	969,696	$2.40	$8,000,000

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P.
(2)	Affiliates of Bay Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bay Partners XI, L.P. and Bay Partners XI Parallel Fund, L.P.
(3)	Affiliates of Meritech Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Meritech Capital Partners III, L.P. and Meritech Capital Affiliates III, L.P.

Repurchase Agreements

On May 10, 2007 in connection with the sale of our Series D preferred stock, we repurchased 650,000 shares of our common stock from Adam Miller, our President and Chief Executive Officer, at a purchase price per share of $1.10, for aggregate consideration of $715,000. See Note 14 to our consolidated financial statements.

On May 10, 2007, in connection with the sale of our Series D preferred stock, we repurchased 4,500,000 shares of Series A preferred stock from Aon Corporation at a purchase price per share of $1.20, for aggregate consideration of $5,400,000. See Note 14 to our consolidated financial statements.

Loans to Executive Officers

We entered into employment agreements in May 2007 with each of Perry Wallack, our Chief Financial Officer, and Steven Seymour, our Executive Vice President of Strategic Accounts, which provided for a loan to each of Messrs. Wallack and Seymour in an aggregate principal amount of $300,000 at an interest rate of 5% annually, upon their satisfaction of certain performance requirements. The outstanding principal and accrued interest due under each loan was charged to compensation expense in 2007 and 2008.

Stock Option Repricing

On December 5, 2007, in accordance with the terms of the 1999 Plan, the board approved a reduction in the exercise prices of certain options held by our directors and then current full-time employees, including certain of our executive officers. The exercise prices of the options held by the directors and executive officers below were reduced in connection with the repricing as follows:

		Repriced Options
Name of Optionee	Title	Number of Securities Underlying Repriced Options	Original Exercise Price ($)	Exercise Price After Repricing ($)
Mark Baker	Director	50,000	0.85	0.34
Harold Burlingame	Director	25,000	0.85	0.34
Steven Seymour	Executive Vice President of Strategic Accounts	350,000	0.85	0.34
		247,500	0.55	0.34
		100,000	0.80	0.34
Perry Wallack	Chief Financial Officer	250,000	0.85	0.34
		180,000	0.55	0.34

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and preferred stock, including Adam Miller, our Chief Executive Officer, and entities affiliated with each of Bessemer Venture Partners, Bay Partners and Meritech Capital, each of which is a holder of more than 5% of our capital stock, that provides for certain rights relating to the registration of their shares of common stock, including shares issued upon conversion of their preferred stock. See “Description of Capital Stock — Registration Rights” below for additional information.

Employment Agreement with Chief Technology Officer

On May 24, 2010, we entered into an employment agreement with Mark Goldin, our Chief Technology Officer. The employment agreement specifies that Mr. Goldin is an “at will” employee and provides for an initial base salary of $250,000. Under the terms of the employment agreement, Mr. Goldin is entitled to participate in our executive compensation plan or other applicable bonus plans adopted by the board as well as in any other employee benefit plans that are maintained by us for the benefit of our executive officers. In addition, pursuant to the terms of the employment agreement and our 2009 Equity Incentive Plan, on September 20, 2010, we granted Mr. Goldin an option to purchase 215,000 shares of our common stock at an exercise price of $2.76, which the board determined to be the fair market value of our common stock on the date of grant. One-fourth of the shares subject to the option will vest on the first anniversary of the vesting commencement date, and  1/48th of the shares subject to the option will vest each month thereafter, on the same date of the month as the vesting commencement date, such that all of the shares subject to the option will be vested and exercisable on the fourth anniversary of the vesting commencement date, subject to Mr. Goldin's continuing service with us on such dates. If we are acquired and Mr. Goldin is terminated or his position is materially diminished within six months of such acquisition, the unvested portion of his option will immediately vest. If we terminate Mr. Goldin for any reason other than for cause, death or disability, Mr. Goldin will be entitled to receive continuing severance pay at a rate equal to his base salary and the continuation of coverage under our employee benefit plans, in each case for a period of three months after termination.

Subscription Services Agreement

James McGeever, a member of our board of directors since June 2010, is the Chief Operating Officer of NetSuite Inc. In December 2009, we entered into a subscription services agreement with NetSuite, under which we licensed the use of NetSuite’s enterprise resource planning software to manage portions of our financial systems. In 2009, we incurred obligations to pay approximately

$40,000 to NetSuite in license, maintenance and support fees under the terms of the agreement. We expect to incur obligations to pay approximately $90,000 in such fees in 2010 and a similar amount in such fees in future years for so long as the agreement remains in effect.

Indemnification Agreements

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Transactions with Cornerstone OnDemand Foundation

We formed the Cornerstone OnDemand Foundation in 2010. The Foundation’s board of directors has three members. Adam Miller, our Chief Executive Officer, serves as the chairman of the Foundation's board. Neither of the two other directors is an officer or employee of our company. We intend to enter into a distribution agreement with the Foundation pursuant to which we will allow the Foundation to distribute our solution to non-profit organizations at significantly reduced rates on terms generally similar to terms in our other distribution agreements. This agreement will be negotiated on an arms-length basis, and Mr. Miller will recuse himself from the negotiations with respect thereto.

Policies and Procedures for Related Party Transactions

We intend to adopt a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us, in which the amount involved exceeds $120,000, without the prior consent of our audit committee. In approving or rejecting any such proposal, our audit committee will take into account the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of August 31, 2010, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;
•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, a person is generally deemed to beneficially own a security if such person has sole or shared voting or investment power with respect to that security, including with respect to options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they are deemed to beneficially own, subject to community property laws where applicable.

Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of August 31, 2010 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 38,890,143 shares of our common stock outstanding on August 31, 2010, assuming the conversion of all shares of our outstanding preferred stock into 23,752,616 shares of our common stock and the issuance of 5,081,057 shares of our common stock upon the assumed exercise of warrants that would otherwise expire upon the completion of this offering. We have based our calculation of the percentage of beneficial ownership after the offering on        shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

	Beneficial Ownership Prior to the Offering(1)			Beneficial Ownership After the Offering(1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Entities affiliated with Bessemer Venture Partners(2)	8,442,424	21.7
Entities affiliated with Meritech Capital(3)	5,818,181	15.0
Entities affiliated with Bay Partners(4)	5,553,900	14.3

	Beneficial Ownership Prior to the Offering(1)			Beneficial Ownership After the Offering(1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
Executive officers and directors:
Adam L. Miller(5)	7,000,000	18.0
Perry A. Wallack(6)	700,625	1.8
Steven D. Seymour(7)	900,625	2.3
David J. Carter(8)	148,958	*
Vincent Belliveau(9)	345,833	*
R.C. Mark Baker(10)	300,098	*
Harold W. Burlingame(11)	106,250	*
Byron B. Deeter(12)	—	*
James McGeever(13)	—	*
Neil G. Sadaranganey(14)	5,553,900	14.3
Robert D. Ward(15)	5,818,181	15.0
All executive officers and directors as a group (12 persons)(16)	20,874,470	52.7
Other selling stockholders

*	Represents beneficial ownership of less than one percent (1%).
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Consists of: (i) 4,685,370 shares held of record by Bessemer Venture Partners VI L.P.; (ii) 1,577,414 shares held of record by Bessemer Venture Partners Co-Investment L.P.; (iii) 78,125 shares held of record by Bessemer Venture Partners VI Institutional L.P.; (iv) 1,552,699 shares issuable upon the exercise of warrants held by Bessemer Venture Partners VI, L.P. that are immediately exercisable at an exercise price of $2.40 per share; (v) 522,774 shares issuable upon the exercise of warrants held by Bessemer Venture Partners Co-Investment L.P. that are immediately exercisable at an exercise price of $2.40 per share; and (vi) 26,042 shares issuable upon the exercise of warrants held by Bessemer Venture Partners VI Institutional L.P that are immediately exercisable at an exercise price of $2.40 per share. Deer VI & Co. LLC is the general partner of each of Bessemer Venture Partners VI, L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (collectively referred to as the “Bessemer Venture Partners Entities”). David J. Cowan, J. Edmund Colloton, Robert M. Stavis, Robin S. Chandra and Robert P. Goodman are the executive managers of Deer VI & Co. LLC and share voting and dispositive power over the shares held by the Bessemer Venture Partners Entities. Mr. Deeter, one of our directors, has no voting or dispositive power with respect to the shares held by the Bessemer Venture Partners Entities. The address for these entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.
(3)	Consists of (i) 4,761,697 shares held of record by Meritech Capital Partners III L.P.; (ii) 86,788 shares held of record by Meritech Capital Affiliates III L.P.; (iii) 952,339 shares issuable upon the exercise of warrants held by Meritech Capital Partners III L.P. that are immediately exercisable at an exercise price of $2.40 per share; and (iv) 17,357 shares issuable upon the exercise of warrants held by Meritech Capital Affiliates III L.P. that are immediately exercisable at an exercise price of $2.40 per share. Meritech Capital Associates III L.L.C., the general partner of Meritech Capital Partners III L.P. and Meritech Capital Affiliates III L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners III L.P. and Meritech Capital Affiliates III L.P. The managing member of Meritech Capital Associates III L.L.C. is Meritech Management Associates III L.L.C. The managing members of Meritech Management Associates III L.L.C. are Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof, who disclaim beneficial ownership of the shares held by these entities, except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

(4)	Consists of (i) 4,252,228 shares held of record by Bay Partners XI, L.P.; (ii) 21,369 shares held of record by Bay Partners XI Parallel Fund, L.P.; (iii) 1,273,901 shares issuable upon the exercise of warrants held by Bay Partners XI, L.P. that are immediately exercisable at an exercise price of $2.40 per share; and (iv) 6,402 shares issuable upon the exercise of warrants held by Bay Partners XI Parallel Fund, L.P. that are immediately exercisable at an exercise price of $2.40 per share. Bay Management Company XI, LLC the General Partner of Bay Partners XI L.P. and Bay Partners XI Parallel Fund has sole voting and dispositive powers with respect to the shares held by Bay Partners XI L.P. and Bay Partners XI Parallel Fund. The Managers of Bay Management Company XI, LLC are Atul Kapadia, Neal Dempsey and Neil G. Sadaranganey, who disclaim beneficial ownership of the shares held by these entities except to the extent of their respective pecuniary interest therein. The address of each of these entities is 490 S California Suite 200, Palo Alto, CA, 94306.
(5)	Consists of (i) 5,250,000 shares held of record by Adam Miller; (ii) 250,000 shares held of record by the Miller Family Education GRAT dated June 25, 2010 for which Mr. Miller serves as trustee; and (iii) 1,500,000 shares held of record by the Miller 2010 Family GRAT for which Mr. Miller's spouse serves as investment advisor.
(6)	Consists of (i) 691,251 shares held of record by Perry Wallack and (ii) options to purchase 9,374 shares exercisable within 60 days of August 31, 2010. Does not include 27,000 shares transferred to Mr. Wallack on September 23, 2010 as part of a liquidating distribution from CyberU Investment Alliance, LLC, of which Mr. Wallack was a non-managing member.
(7)	Consists of (i) 887,605 shares held of record by Steven Seymour and (ii) options to purchase 13,020 shares exercisable within 60 days of August 31, 2010. Does not include 12,361 shares transferred to Mr. Seymour on September 23, 2010 as part of a liquidating distribution from CyberU Investment Alliance, LLC, of which Mr. Seymour was a non-managing member.
(8)	Consists of options to purchase 148,958 shares exercisable within 60 days of August 31, 2010.
(9)	Consists of options to purchase 345,833 shares exercisable within 60 days of August 31, 2010.
(10)	Consists of (i) 200,098 shares held of record by Mr. Baker and (ii) options to purchase 100,000 shares exercisable within 60 days of August 31, 2010.
(11)	Consists of (i) 31,250 shares held of record by Harold W. Burlingame and (ii) options to purchase 75,000 shares exercisable within 60 days of August 31, 2010.
(12)	Mr. Deeter serves as an employee of Bessemer Venture Partners, the management company affiliate of the Bessemer Venture Partners Entities that hold an aggregate of 8,442,424 shares of our common stock as disclosed in footnote 2 to this table. Mr. Deeter has a passive economic interest in (i) a limited partner of Bessemer Venture Partners Co-Investment L.P. and (ii) Deer VI & Co. LLC, the general partner of the Bessemer Venture Partners Entities. Mr. Deeter disclaims beneficial ownership of the shares held by the Bessemer Venture Partners Entities, except to the extent of his pecuniary interest therein.
(13)	Does not reflect 60,000 shares issued to Mr. McGeever after August 31, 2010. For additional details, see “Management — Director Compensation.”
(14)	Consists of the shares listed in footnote 4 above, which are held by entities affiliated with Bay Partners. Mr. Sadaranganey is a manager of Bay Management Company XI LLC, the general partner of Bay Partners XI, L.P. and Bay Partners XI Parallel Fund, L.P. Mr. Sadaranganey disclaims beneficial ownership of the shares held by these entities affiliated with Bay Partners, except to the extent of his individual pecuniary interest therein.
(15)	Consists of the shares listed in footnote 3 above, which are held by entities affiliated with Meritech Capital. Mr. Ward is a managing member of Meritech Management Associates III L.L.C. and holds shared voting and dispositive power over the shares held by these entities affiliated with Meritech Capital. Mr. Ward disclaims beneficial ownership of the shares held by these entities affiliated with Meritech Capital, except to the extent of his individual pecuniary interest therein.
(16)	Consists of (i) 17,932,286 shares held of record by the current directors and executive officers; (ii) options to purchase 692,185 shares exercisable within 60 days of August 31, 2010; and (iii) 2,249,999 shares issuable upon the exercise of warrants that are immediately exercisable at an exercise price of $2.40 per share.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to         shares of common stock, $0.0001 par value per share, and         shares of preferred stock, $0.0001 par value per share. The following information reflects (i) the filing of our amended and restated certificate of incorporation, (ii) the conversion of all outstanding shares of our preferred stock into shares of common stock and (iii) the issuance of 5,081,057 shares of common stock upon the exercise of warrants outstanding that would otherwise expire upon the completion of this offering, in each case immediately prior to the completion of this offering.

As of August 31, 2010, there were outstanding:

•	38,890,143 shares of common stock held by approximately 118 stockholders; and
•	4,329,940 shares of common stock issuable upon exercise of outstanding stock options.

All of our issued and outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the closing of this offering, will not have preemptive rights.

As of August 31, 2010, there were warrants to purchase an aggregate of 1,090,000 shares of our common stock at a weighted average exercise price of $1.77 per share that will remain outstanding after this offering.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid dividends on any of our common stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights with respect to the election of directors. Accordingly, holders of a majority of our voting shares are able to elect all of the members of our board of directors.

Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Warrants

Immediately following the closing of this offering, there will be outstanding warrants to purchase an aggregate of 569,375 shares of our common stock at a weighted average exercise price of $1.92 per share. Of such warrants, warrants to purchase 125,000 shares of common stock will expire in 2012, warrants to purchase 150,000 shares of common stock will expire in 2013, warrants to purchase 199,375 shares of common stock will expire in 2014 and warrants to purchase 95,000 shares of common stock will expire in 2020. All of the warrants may be exercised on a net basis whereby, in lieu of paying the exercise price in cash, the holder may instruct us to withhold a number of shares that has a fair market value at the time of exercise equal to the aggregate exercise price. Included in the 95,000 warrants to purchase shares of common stock above, in connection with a loan and security agreement we entered into with Silicon Valley Bank in August 2010, we issued a warrant, or the SVB Warrant, to purchase up to 90,000 shares of our common stock at an exercise price of $3.50 per share. If not exercised, this warrant will expire after August 20, 2020. Also included in warrants to purchase 95,000 shares of common stock above, in connection with the refinancing of our senior debt under a securities purchase agreement entered into with Ironwood Equity Fund LP, in August 2010, we issued a warrant, or the Ironwood Warrant, to purchase up to 5,000 shares of our common stock at an exercise price of $3.50 per share. If not exercised, this warrant will expire after August 20, 2020. Both the SVB Warrant and the Ironwood Warrant contain provisions for the adjustment of the warrant’s exercise price and the number of shares issuable upon the exercise of the warrant in the event of a stock dividend, reclassification, stock split, consolidation or similar event.

In addition to the above common stock warrants, immediately following the closing of this offering, warrants to purchase 380,000 shares of Series C preferred stock at a weighted average exercise price of $1.60 will become warrants to purchase common stock. Included in these warrants, in connection with a loan and security agreement we entered into with ORIX Venture Finance LLC in June 2004, we issued a warrant to purchase 225,000 shares of our common stock, assuming the automatic conversion of our convertible preferred stock into common stock in connection with the offering, at an exercise price of $1.60 per share. If not exercised, this warrant will expire after June 29, 2011, provided that, subject to certain exceptions, immediately prior to the expiration date, the warrant will automatically net exercise. The warrant contains provisions for the adjustment of the warrant’s exercise price and the number of shares issuable upon the exercise of the warrant in the event of a stock dividend, reclassification, stock split, consolidation or similar event. The remaining warrants to purchase 155,000 shares will also expire in June 2011.

Further to the above, immediately following the closing of this offering, a warrant to purchase 140,625 of Series D preferred stock at an exercise price of $1.60 will become a warrant to purchase common stock. This warrant was issued in connection with a loan and security agreement we entered into with Comerica Bank in September 2007. If not exercised, this warrant will expire after September 12, 2014, provided that if this offering closes between September 12, 2011 and September 12, 2014, the warrant will expire after September 12, 2017. The warrant contains provisions for the adjustment of the warrant’s exercise price and the number of shares issuable upon the exercise of the warrant in the event of a stock dividend, reclassification, stock split, consolidation or similar event.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to            shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could also have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately    shares of our common stock will be entitled to certain demand registration rights. At any time following the 180th day after the effective date of this registration statement on Form S-1, the holders of at least 50% of these shares can, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover at least that number of shares with reasonably expected aggregate offering proceeds, which (after deduction of underwriters’ discounts and expenses related to the offering) equal or exceed $5.0 million. If our board of directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately    shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration, registration related to employee benefit plans, debt securities, corporate reorganizations or other transactions to be registered on Form S-4, a registration on Form S-3 of securities to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, or any registration that does not permit secondary re-sales, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately    shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. We will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12 month period. If our board of directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

We will pay the registration expenses, subject to certain specified exceptions, of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, three years following the completion of this offering or when that stockholder is able to sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Pursuant to our investors’ rights agreement, each stockholder that has registration rights has agreed that to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See “Underwriting.”

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 70% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 70% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us and are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 1999 Stock Plan, 2009 Equity Incentive Plan and 2010 Equity Incentive Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, outstanding options under such plans will accelerate pursuant to the terms of such plans.

Limitations of Liability and Indemnification

See “Management — Limitation on Liability and Indemnification Matters.”

Listing

We intend to apply to have our common stock approved for quotation on            under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                   .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on           , we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Upon the completion of this offering, a total of       shares of our common stock will be outstanding, assuming the conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of the offering and the issuance of       shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of the offering. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 and 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and
•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below 180 days after the date of this prospectus.

In addition, of the       shares of our common stock that were subject to stock options outstanding as of      , options to purchase       shares of common stock were vested as of such date and will be eligible for sale for 180 days following the date of this prospectus, subject to extensions as described under the heading “Underwriting.''

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any such shares for resale to the public.

Lock-Up and Market Stand-Off Agreements

We and our officers, directors and substantially all of the holders of our equity securities, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of Goldman, Sachs & Co. and Barclays Capital Inc., subject to specified exceptions and a possible extension under certain circumstances beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain securityholders, including our investors' rights agreement, that contain market stand-off provisions imposing restrictions on the ability of such securityholders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Goldman, Sachs & Co. and Barclays Capital Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any shares subject to a lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Goldman, Sachs & Co. and Barclays Capital Inc. will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the registration requirements of the Securities Act. Sales of our common stock by any such person will be subject to the availability of certain current public information about us if the shares to be sold have been beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
•	the average weekly trading volume in our common stock on during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with public information and holding-period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such Rule 701 shares pursuant to Rule 144. However, as discussed above, substantially all Rule 701 shares are subject to lock-up agreements or market stand-off provisions, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Registration Rights

Upon the expiration of the lock-up agreements and market stand-off provisions described above, the holders of approximately    shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 1999 Plan, 2009 Plan and 2010 Plan. This registration statement will become effective immediately upon filing, and shares covered by the Form S-8 registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements and market stand-off provisions described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Management — Employee Benefit and Stock Plans.”

Warrants

Upon completion of this offering, warrants entitling the holders to purchase an aggregate of 1,090,000 shares of our common stock at exercise prices ranging from $1.60 to $3.50 per share (subject to adjustment as provided in the warrants) will remain outstanding. See “Description of Capital Stock — Warrants” for additional information. The shares issued upon exercise of the warrants may be sold after the expiration of the lock-up period described above, subject the requirements of Rule 144 described above.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), certain former citizens or long-term residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

THIS DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK WITH RESPECT TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Gain on Sale or Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), dividends paid to the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to graduated U.S. federal income tax rates, net of deductions and credits, in the same manner as if such holder were a U.S. person. Dividends that are effectively connected with the conduct of a U.S. trade or business and paid to a non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•	the non-U.S. holder is a nonresident alien individual present in the United States for a period or periods of 183 days or more in the aggregate during the taxable year of the sale or disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax at graduated tax rates on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and other trade or business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the non-U.S. holder, and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes an information reporting and a backup withholding obligation (currently at a rate of 28%) on certain reportable payments such as dividends paid on or the gross proceeds from disposition of our common stock. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are joint bookrunning managers and the representatives of the underwriters.

Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Pacific Crest Securities LLC
JMP Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional          shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our common stock approved for quotation on            under the symbol “        ”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on           , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(e)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(f)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore,

or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       . We will pay all such expenses.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act arising out of, or based upon, certain material misstatements or omissions as well as to reimburse each underwriter for any expenses reasonably incurred by such underwriter in connection with investigating or defending any such action or claim. We and the selling stockholders have also agreed to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, an affiliate of Barclays Capital Inc. entered into a subscription agreement with us for our solution on September 21, 2007, as amended and supplemented, and is currently one of our largest clients.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and offered by the selling stockholders in this prospectus will be passed upon for us and for the selling stockholders by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract (or other document) are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.csod.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

CORNERSTONE ONDEMAND, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008, 2009 and June 30, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 (unaudited) and 2010 (unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 (unaudited) and 2010 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cornerstone OnDemand, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Cornerstone OnDemand, Inc. (the “Company”) at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, in 2009, the Company changed the manner in which it accounts for multiple-deliverable revenue arrangements on a retrospective basis and uncertainty in income taxes with an adoption date of January 1, 2007.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
September 27, 2010

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2008	December 31, 2009	June 30, 2010	Pro Forma June 30, 2010
			(unaudited)
Assets
Cash and cash equivalents	$3,290	$8,061	$7,106
Accounts receivable	8,803	12,075	10,103
Deferred commissions	564	1,445	1,754
Prepaid expenses and other current assets	488	723	1,234
Total current assets	13,145	22,304	20,197
Capitalized software development costs, net	1,385	1,980	2,132
Property and equipment, net	1,018	2,229	3,975
Other assets, net	386	504	554
Total Assets	$15,934	$27,017	$26,858
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Accounts payable	$1,037	$1,505	$1,588
Accrued expenses	1,945	3,619	3,086
Deferred revenue, current portion	13,632	18,726	19,186
Capital lease obligations, current portion	266	694	1,303
Debt, current portion	4,300	2,014	5,723
Other liabilities	57	73	85
Total current liabilities	21,237	26,631	30,971
Other liabilities, non-current	236	243	257
Deferred revenue, net of current portion	729	781	246
Capital lease obligations, net of current portion	338	1,158	1,878
Long-term debt, net of current portion	2,552	4,045	3,906
Preferred stock warrant liabilities	2,282	5,683	10,125
Total Liabilities	27,374	38,541	47,383
Commitments and contingencies (Note 13)
Series A convertible preferred stock, $0.0001 par value, 7,724, 3,224 and 3,224 shares authorized at December 31, 2008, 2009 and June 30, 2010 (unaudited), 3,224 shares issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), and shares outstanding pro forma (unaudited); liquidation preference of $3,224 at December 31, 2009 and June 30, 2010 (unaudited)	2,144	2,144	2,144
Series B convertible preferred stock, $0.0001 par value, 2,600 shares authorized, issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), and shares outstanding pro forma (unaudited); liquidation preference of $3,250 at December 31, 2009 and June 30, 2010 (unaudited)	3,250	3,250	3,250
Series C convertible preferred stock, $0.0001 par value, 2,456 shares authorized and 2,031 shares issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), and shares outstanding pro forma (unaudited); liquidation preference of $3,250 at December 31, 2009 and June 30, 2010 (unaudited)	3,250	3,250	3,250
Series D redeemable convertible preferred stock, $0.0001 par value, 14,417 shares authorized and 10,625 shares issued and outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), and shares outstanding pro forma (unaudited); liquidation preference of $17,000 at December 31, 2009 and June 30, 2010 (unaudited)	15,186	16,628	17,973
Series E redeemable convertible preferred stock, $0.0001 par value, 7,030 shares authorized, 5,273 shares issued and outstanding at December 31, 2009 and June 30, 2010 (unaudited), and shares outstanding pro forma (unaudited); liquidation preference of $8,700 at December 31, 2009 and June 30, 2010 (unaudited)	—	8,582	9,242
Stockholders’ Deficit:
Common stock, $0.0001 par value; 41,502, 50,000 and 50,000 shares authorized, 9,105, 9,153 and 9,204 shares issued, and 8,455, 8,503 and 8,554 shares outstanding at December 31, 2008, 2009 and June 30, 2010 (unaudited), shares issued and outstanding pro forma (unaudited)	1	1	1
Treasury stock, at cost, 650 shares at December 31, 2008 and 2009 and June 30, 2010 (unaudited)	(462)	(462)	(462)
Accumulated other comprehensive income	—	—	1
Additional paid-in capital	65	—	—
Accumulated deficit	(34,874)	(44,917)	(55,924)
Total stockholders’ deficit	(35,270)	(45,378)	(56,384)
Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$15,934	$27,017	$26,858

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
					(unaudited)
Revenue	$10,976	$19,626		$29,322	$13,804		$20,283
Cost of revenue	3,911	6,116		8,676	3,961		6,227
Gross profit	7,065	13,510		20,646	9,843		14,056
Operating expenses:
Selling and marketing	9,343	16,914		18,886	8,316		12,946
Research and development	1,754	2,724		2,791	1,247		2,145
General and administrative	2,653	2,564		4,329	1,934		3,116
Total operating expenses	13,750	22,202		26,006	11,497		18,207
Loss from operations	(6,685)	(8,692)		(5,360)	(1,654)		(4,151)
Other income (expense):
Interest income	195	66		32	23		2
Interest expense	(351)	(371)		(691)	(274)		(429)
Change in fair value of preferred stock warrant liabilities	1,147	(790)		(2,147)	(1,175)		(4,442)
Other, net	12	(334)		(154)	(28)		(174)
Other income (expense), net	1,003	(1,429)		(2,960)	(1,454)		(5,043)
Loss before provision for income taxes	(5,682)	(10,121)		(8,320)	(3,108)		(9,194)
Provision for income taxes	(20)	(62)		(72)	(36)		(59)
Net loss	$(5,702)	$(10,183)		$(8,392)	$(3,144)		$(9,253)
Excess of fair value of consideration transferred over carrying value on redemption of Series A preferred stock	(2,425)	—		—	—		—
Accretion of redeemable preferred stock	(211)	(337)		(2,072)	(986)		(2,005)
Net loss attributable to common stockholders	$(8,338)	$(10,520)		$(10,464)	$(4,130)		$(11,258)
Net loss per share attributable to common stockholders, basic and diluted	$(0.97)	$(1.25)		$(1.24)	$(0.49)		$(1.32)
Weighted average common shares outstanding, basic and diluted	8,562	8,387		8,467	8,458		8,538
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)			$			$
Pro forma weighted average common shares outstanding – basic and diluted (unaudited)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital (Deficit)	Accumulated Deficit	Accumulated Other Comprehensive Income
	Shares	Par Value	Shares	At Cost				Total
Balance as of December 31, 2006, as previously reported	8,969	$1	—	$—	$480	$(18,361)	$—	$(17,880)
Retrospective adoption of accounting principle and other adjustments	—	—	—	—	—	1,345	—	1,345
Balance as of December 31, 2006, as adjusted	8,969	1	—	—	480	(17,016)	—	(16,535)
Accretion of preferred stock	—	—	—	—	(158)	(53)	—	(211)
Repurchase of common stock from related party	—	—	(650)	(462)	—	—	—	(462)
Redemption of Series A preferred stock	—	—	—	—	(563)	(1,862)	—	(2,425)
Exercise of options and warrants to purchase common stock	16	—	—	—	12	—	—	12
Stock-based compensation	—	—	—	—	229	—	—	229
Net loss	—	—	—	—	—	(5,702)	—	(5,702)
Balance as of December 31, 2007	8,985	1	(650)	(462)	—	(24,633)	—	(25,094)
Accretion of preferred stock	—	—	—	—	(279)	(58)	—	(337)
Exercise of options and warrants to purchase common stock	120	—	—	—	92	—	—	92
Stock-based compensation	—	—	—	—	252	—	—	252
Net loss	—	—	—	—	—	(10,183)	—	(10,183)
Balance as of December 31, 2008	9,105	1	(650)	(462)	65	(34,874)	—	(35,270)
Accretion of preferred stock	—	—	—	—	(421)	(1,651)	—	(2,072)
Exercise of options and warrants to purchase common stock	48	—	—	—	10	—	—	10
Stock-based compensation	—	—	—	—	346	—	—	346
Net loss	—	—	—	—	—	(8,392)	—	(8,392)
Balance as of December 31, 2009	9,153	1	(650)	(462)	—	(44,917)	—	(45,378)
Accretion of preferred stock (unaudited)	—	—	—	—	(251)	(1,754)	—	(2,005)
Exercise of options and warrants to purchase common stock (unaudited)	51	—	—	—	13	—	—	13
Stock-based compensation (unaudited)	—	—	—	—	238	—	—	238
Comprehensive loss:
Foreign currency translation adjustment, net of tax (unaudited)	—	—	—	—	—	—	1	1
Net loss (unaudited)	—	—	—	—	—	(9,253)	—	(9,253)
Comprehensive loss (unaudited)								(9,252)
Balance as of June 30, 2010 (unaudited)	9,204	$1	(650)	$(462)	$—	$(55,924)	$1	$(56,384)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Cash flows from operating activities:
Net loss	$(5,702)	$(10,183)	$(8,392)	$(3,144)	$(9,253)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	734	955	1,286	582	1,178
Non-cash interest expense	11	65	118	54	91
Change in fair value of preferred stock warrant liabilities	(1,147)	790	2,147	1,175	4,442
Stock-based compensation expense	220	242	331	150	229
Changes in operating assets and liabilities:
Accounts receivable	(1,925)	(3,514)	(3,272)	3,840	1,972
Deferred commissions	(47)	(388)	(881)	(537)	(309)
Prepaid expenses and other assets	(413)	98	(282)	(340)	(579)
Accounts payable	488	76	468	(148)	83
Accrued expenses	379	580	1,674	282	(533)
Deferred revenue	4,043	5,231	5,146	(2,517)	(75)
Other liabilities	18	62	24	15	26
Net cash used in operating activities	(3,341)	(5,986)	(1,633)	(588)	(2,728)
Cash flows from investing activities:
Purchases of property and equipment	(202)	(221)	(76)	(13)	(417)
Capitalized software costs	(773)	(1,045)	(1,495)	(728)	(729)
Purchases of trademarks	(16)	(16)	(28)	(21)	(11)
Net cash used in investing activities	(991)	(1,282)	(1,599)	(762)	(1,157)
Cash flows from financing activities:
Proceeds from the issuance of debt	7,310	6,154	3,947	3,947	4,516
Proceeds from issuance of preferred stock	16,000	—	8,700	8,700	—
Issuance costs for preferred stock	(131)	—	(32)	(32)	—
Repurchase of Series A preferred stock	(5,400)	—	—	—	—
Repurchase of common stock	(462)	—	—	—	—
Repayment of debt	(2,375)	(6,650)	(4,300)	(3,300)	(1,014)
Principal payments under capital lease obligations	(61)	(146)	(322)	(157)	(585)
Proceeds from stock option and warrant exercises	12	91	10	1	13
Net cash provided by (used in) financing activities	14,893	(551)	8,003	9,159	2,930
Net increase (decrease) in cash and cash equivalents	10,561	(7,819)	4,771	7,809	(955)
Cash and cash equivalents at beginning of year	548	11,109	3,290	3,290	8,061
Cash and cash equivalents at end of year	$11,109	$3,290	$8,061	$11,099	$7,106
Supplemental cash flow information:
Cash paid for interest	$256	$287	$573	$267	$367
Non-cash investing and financing activities:
Conversion of notes payable to preferred stock	$1,000	$—	$—	$—	$—
Assets acquired under capital leases	$373	$372	$1,496	$255	$1,915
Capitalized stock-based compensation	$9	$10	$15	$5	$9

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

Company Overview

Cornerstone OnDemand, Inc. (“Cornerstone” or the “Company”) was incorporated on May 24, 1999 in the state of Delaware and began principal operations in November 1999.

The Company is a global provider of a comprehensive learning and talent management solution delivered as Software-as-a-Service (“SaaS”). The Company’s solution is designed to enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content.

The Company is headquartered in Santa Monica, California and has offices in Paris, London, Munich, Mumbai and Tel Aviv.

Capital Resources and Liquidity

To date, the Company’s operations and growth have been primarily financed through the sale of preferred stock and short-term and long-term borrowings. In January 2009, the Company completed its Series E round of preferred stock financing, raising gross proceeds of approximately $8.7 million (Note 7). In March 2009, the Company entered into a senior subordinated promissory note agreement, under which it borrowed a total of $4.0 million (Note 6). In August 2010, the Company entered into a new $15.0 million credit facility (Note 6).

The Company is subject to certain business risks, including dependence on key employees, competition from alternative technologies, market acceptance of its solutions and related services, and dependence on growth to achieve its business plan. Although the Company is dependent on its ability to raise capital or generate sufficient cash flow from operations to achieve its business objectives, the Company believes its existing cash and cash equivalents and available borrowings under its credit facility will be sufficient to meet its working capital and capital expenditure needs through at least June 30, 2011. Future capital requirements will depend on many factors, including the Company’s rate of revenue and billings growth and its level of expenditures in all areas of the Company. To the extent that existing capital resources and revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if and when needed, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements through December 31, 2009 reflect the stand-alone operations of the Company. During the six months ended June 30, 2010, the Company established wholly owned subsidiaries in the United Kingdom and India. Accordingly, for the six months ended June 30, 2010, the financial statements reflect the consolidated financial position, results of operations and cash flows of the Company. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an on-going basis, management evaluates its estimates, including those related to: (i) the realization of tax assets and estimates of tax liabilities, (ii) the valuation of common and preferred stock and preferred stock warrants, (iii) the recognition and disclosure of contingent liabilities, (iv) the collectability of accounts receivable, (v) the evaluation of revenue recognition criteria, including the determination of standalone value and estimates of the selling price of multiple-deliverables in the Company’s revenue arrangements and (vi) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company has engaged, and may in the future, engage third-party valuation specialists to assist with estimates related to the valuation of its preferred and common stock. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2010, the interim consolidated statements of operations and cash flows for the six months ended June 30, 2009 and 2010 and the interim consolidated statement of stockholders’ deficit for the six months ended June 30, 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2010 and the results of operations and cash flows for the six months ended June 30, 2009 and 2010. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other future year or interim period.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of June 30, 2010 reflects (i) the conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 23,752,616 shares of common stock on a 1:1 basis upon the completion of an initial public offering at a share price equal to at least $6.40 with aggregate gross proceeds of at least $40 million (“qualified offering”), or upon the written election of the holders, and (ii) the reclassification of the preferred stock warrant liabilities to additional paid-in capital for certain preferred stock warrants that convert to common stock warrants upon the completion of an initial public offering.

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2009 and the six months ended June 30, 2010 reflect the conversion upon a qualified offering of all outstanding convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2009 or the date of issuance, if later.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The following table sets forth the computation of our pro forma basic and diluted net loss per share of common stock (in thousands, except for per share amounts):

	Year Ended December 2009	Six Months Ended June 2010
(unaudited)
Net loss attributable to common stockholders:
Pro forma adjustment to reverse mark-to-market adjustment of preferred stock warrant liabilities
Pro forma adjustment to reverse accretion of redeemable preferred stock
Net loss used in computing pro forma net loss per share attributable to common stockholders
Weighted average common shares outstanding
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock
Weighted average common shares outstanding for pro forma basic and diluted net loss per share
Pro forma net loss per share attributable to common stockholders – basic and diluted

Segments

Management has determined that it operates in one segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company’s chief operating decision maker.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for a period. Because the holders of the Company’s convertible preferred stock are entitled to participate in dividends and earnings of the Company, the Company applies the two-class method in calculating our earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock is not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted loss per share attributable to common stockholders adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants and convertible preferred stock were exercised or converted into common stock. Diluted loss per share attributable to common stockholders is the same as basic loss per share attributable to common stockholders for all periods presented because the effects of potentially dilutive items were anti-dilutive.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

The Company derives its revenue from the following sources:

•	Subscriptions to the Company’s solution — Clients pay subscription fees for access to the Company’s comprehensive learning and talent management software solution (referred to as the “solution”) for a specified period of time, typically three years. Fees are based primarily on the number of platforms the client can access and the number of users having access to those platforms. The Company generally recognizes revenue from subscriptions ratably over the term of the agreement.
•	Consulting services — The Company offers the clients assistance in implementing its solution and optimizing its use. Consulting services include application configuration, system integration, business process re-engineering, change management, and education and training services. Consulting services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months from the inception of the arrangement. Clients may also purchase consulting services at any other time. Consulting services are performed by the Company directly or by third-party professional service providers the Company hires. Clients may also choose to perform these services themselves or hire their own third-party service providers. Consulting services fees are based on the type of service being performed.
•	E-learning content — The Company resells third-party on-line training content, referred to as e-learning content, to its clients. In addition, the Company also hosts other e-learning content provided by its clients.

The Company recognizes revenue when: (i) persuasive evidence of an arrangement for the sale of the solution or consulting services exists, (ii) the solution has been made available or delivered, or services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount the Company recognizes as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. The Company considers that delivery of the solution has commenced once it provides the client with log-in information to access and use the solution. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the non-standard acceptance or performance criteria, as applicable. Standard acceptance or performance clauses relate to the Company's solution meeting certain perfunctory operating thresholds. Fees are fixed based on stated rates specified in the client agreement. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected. The majority of client arrangements include multiple deliverables, such as subscriptions to our software solution and consulting services. The Company therefore recognizes revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force,” or ASU 2009-13. As clients do not have the right to the underlying software code for the solution, the Company’s revenue arrangements are outside the scope of software revenue recognition guidance. The Company’s agreements generally do not contain any cancellation or refund provisions other than in the event of the Company’s default.

For multiple-deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the client on a standalone basis. The Company has determined that the solution has standalone value, because, once access is given to a client, the solution is fully

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

functional and does not require any additional development, modification or customization. Consulting services have standalone value because third-party service providers, distributors or clients themselves can perform these services without the Company’s involvement. The consulting services assist clients with the configuration and integration of the Company’s solution. The performance of these services generally does not require highly specialized or skilled individuals and are not essential to the functionality of the solution.

Based on the standalone value of the deliverables, and since clients do not have a general right of return relative to the included consulting services, the Company allocates revenue among the separate deliverables in an arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable arrangement to be based on, in declining order: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of fair value (“TPE”) or (iii) management’s best estimate of the selling price (“BESP”).

The Company is not able to determine VSOE or TPE for its deliverables because the deliverables are sold separately and within a sufficiently narrow price range only infrequently and management has determined that there are no third-party offerings reasonably comparable to the solution. Accordingly, the selling price of subscriptions to the solution and consulting services is determined based on BESP. The determination of BESP requires the Company to make significant estimates and judgments. The Company considers numerous factors, including the nature of the deliverables themselves; the geographies, market conditions and competitive landscape for the sale; internal costs; and pricing and discounting practices. The determination of BESP is made through consultation with, and formal approval by senior management. The Company updates its estimates of BESP on an ongoing basis as events and as circumstances may require.

After the fair value of revenue allocable to each deliverable in a multiple deliverable arrangement based on the relative selling price method is determined, revenue is recognized for each deliverable based on the type of deliverable. For subscriptions to the solution, revenue is recognized on a straight-line basis over the subscription term, which is typically three years. For consulting services, revenue is recognized using the proportional performance method over the period the services are performed.

In a limited number of cases, multiple deliverable arrangements include consulting services that do not have value on a standalone basis separate from the solution, such as when the client’s intended use of the solution requires enhancements to its underlying features and functionality. In these cases, revenue is recognized for the arrangement as one unit of accounting on a straight-line basis over the solution subscription period once the consulting services that do not have value on a standalone basis have been completed and accepted by the client.

For arrangements in which the Company resells third-party e-learning training content to clients or hosts client or third-party e-learning training content provided by the client, revenue is recognized in accordance with accounting guidance as to when to report gross revenue as a principal or report net revenue as an agent. The Company recognizes third-party content revenues at the gross amount invoiced to clients when (i) the Company is the primary obligor, (ii) the Company has latitude to establish the price charged, and (iii) the Company bears the credit risk in the transaction. For arrangements involving the sale of third-party content, clients are charged for the content based on pay-per-use or a fixed rate for a specified number of users, and revenue is recognized at the gross amount invoiced as the content is delivered. For arrangements where clients purchase third-party content directly from a third-party vendor, or provide it themselves, and the Company integrates the

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

content into the solution, the Company charges a hosting fee. In such cases, hosting fees are recognized at the net amount charged by the Company for hosting services as the content is delivered.

Revenue generated from sales arrangements through distributors is recognized in accordance with the Company’s revenue recognition policies as described above at the amount invoiced to the distributor. In these arrangements, the Company recognizes revenues in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. The Company recognizes revenue at the net amount invoiced to the distributor, as opposed to the gross amount the distributor invoices their end customer, as the Company has determined that (i) the Company in not the primary obligor in these arrangements, (ii) the Company does not have latitude to establish the price charged to the end-customer and (iii) the Company does not bear the credit risk in the transaction.

In connection with a five-year global distributor arrangement with a distributor entered in May 2009, the Company entered into a warrant agreement to provide additional incentives to the distributor (Note 8). As a result, the Company may issue the distributor, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at a price of $0.53 per share based on sales targets achieved each contract year. The Company records the estimated fair value of the warrants as a reduction of revenue over the period in which the warrants are expected to be earned based on the most probable sales target this distributor is expected to achieve. Through June 30, 2010, no reductions of revenue have been recorded as the defined targets have not been met by the distributor for the contract year ended June 30, 2010. As the warrants expected to be issued under the distributor arrangement are measured at fair value, revenues could fluctuate from period to period.

The Company records amounts that have been invoiced to its clients in accounts receivable and in either deferred revenues or revenues depending on whether the revenue recognition criteria described above have been met. Deferred revenue that will be recognized during the succeeding twelve month period from the respective balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Retrospective Adoption of New Accounting Principles

In October 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-13 that amends Accounting Standards Codification (“ASC”) Subtopic 605-25 to

•	provide updated guidance on whether multiple deliverables exist, how the elements in an arrangement should be separated, and how the consideration should be allocated;
•	require an entity to allocate revenue in an arrangement using management’s BESP of each element if a vendor does not have VSOE or TPE; and
•	eliminate the use of the residual method and require a vendor to allocate revenue using the relative selling price method.

The revised guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) VSOE; (b) TPE; or (c) BESP. The revised guidance also requires expanded disclosures about revenue from arrangements with multiple deliverables. The revised guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Full retrospective adoption of the revised guidance to prior fiscal years is optional and companies may elect early adoption of the revised guidance. The Company believes prospective adoption would have resulted in financial information that was not comparable between periods and, therefore, the Company elected retrospective adoption. Retrospective adoption

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

requires the Company to revise information included in its previously issued financial statements as if the new accounting principles had been consistently applied for all prior periods. Management believes that retrospective adoption provides the most comparable and useful information for financial statement users and is more consistent with the information the Company’s management uses to evaluate its business, and better reflects the underlying economic performance of the Company. In 2009, the Company adopted the revised guidance and the financial statements and notes presented herein have been adjusted to reflect retrospective adoption of the new accounting principle for all prior periods. The adoption of this guidance has a material impact on the Company’s financial position and results of operations.

Prior to the adoption of ASU 2009-13, the Company was not able to establish VSOE or TPE for all of the undelivered elements. As a result, for multiple deliverable arrangements, the Company recognized software subscription, related consulting services and the sale and delivery of third party content revenue ratably over the contract period.

The revised guidance requires the Company to account for subscriptions to the solution, consulting services and the sale and delivery of third party content as separate units of accounting when they are sold in a single sales arrangement if the deliverables have value to the client on a standalone basis. Refer to the revenue recognition accounting policy within this note for further information.

As a result of the adoption of the revised guidance in 2009, the Company retrospectively adjusted its revenue recognition practices for all prior periods. Further, the adoption of the revised guidance resulted in a change in the accounting for deferred commission expenses to align with the recognition of revenue. The impact of the adoption of the revised revenue guidance resulted in an increase to revenue of $0.7 million, $1.6 million, $2.0 million and $1.1 million (unaudited) for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009, an increase in commission expense of $0.2 million, $0.1 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively, a decrease in commission expense of $39,000 (unaudited) for the six months ended June 30, 2009, an increase in unbilled accounts receivable of $45,000, $10,000, $76,000 and $0.1 million (unaudited), a decrease in deferred revenue of $1.4 million, $3.0 million, $5.0 million and $4.1 million (unaudited), and a decrease in deferred commissions of $0.3 million, $0.3 million, $0.6 million and $0.2 million (unaudited) at December 31, 2007, 2008 and 2009, respectively, and a decrease in accumulated deficit of $1.3 million as of December 31, 2006.

In addition to adjustments recorded in the 2009 financial statements to reflect the adoption of the revised revenue recognition guidance discussed above, in contemplation of inclusion of its financial statements in a public offering, the Company retrospectively adopted the provisions for accounting for uncertainty in income taxes (Note 10) effective January 1, 2007. As a result of the retrospective adoption of accounting for uncertainty in income taxes, the Company increased the provision for income taxes related to income tax expense for sales in foreign countries of $20,000 and $62,000 for the years ended December 31, 2007 and 2008, respectively, and increased other non-current liabilities by $20,000 and $82,000 as of December 31, 2007 and 2008, respectively.

In connection with the completion of the 2009 financial statements, the Company also identified an immaterial error related to accrued bonus expense for the years ended December 31, 2007 and 2008. The Company has revised the previously issued 2007 and 2008 financial statements to correct for this error by recording adjustments to increase accrued expenses, cost of revenue and operating expenses, by $0.4 million, $0.1 million and $0.2 million, respectively, as of and for the year ended December 31, 2007 and by $0.4 million, $35,000 and $30,000, respectively, as of and for the year ended December 31, 2008.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The impact of adopting the revised revenue guidance, the accounting for uncertainty in income taxes and the correction of the immaterial error on the 2008 previously issued balance sheet and 2008 and 2007 statements of operations is summarized below. These adjustments had no net impact on cash flows from operating, investing or financing activities for any of the periods presented.

Balance sheet as of December 31, 2008 (in thousands):

	December 31, 2008
	As Previously Reported 2008	Adjustments	As Adjusted 2008
Assets
Cash and cash equivalents	$3,290	$—	$3,290
Accounts receivable	8,813	(10)	8,803
Deferred commissions	658	(94)	564
Prepaid expenses and other current assets	488	—	488
Total current assets	13,249	(104)	13,145
Capitalized software development costs, net	1,385	—	1,385
Property and equipment, net	1,018	—	1,018
Other assets, net	636	(250)	386
Total Assets	$16,288	$(354)	$15,934
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Accounts payable	$1,037	$—	$1,037
Accrued expenses	1,521	424	1,945
Deferred revenue, current portion	15,666	(2,034)	13,632
Capital lease obligations, current portion	266	—	266
Debt, current portion	4,300	—	4,300
Other liabilities	57	—	57
Total current liabilities	22,847	(1,610)	21,237
Other liabilities, non-current	154	82	236
Deferred revenue, net of current portion	1,733	(1,004)	729
Capital lease obligations, net of current portion	338	—	338
Long-term debt, net of current portion	2,552	—	2,552
Preferred stock warrant liabilities	2,282	—	2,282
Total Liabilities	29,906	(2,532)	27,374
Convertible preferred stock	23,830	—	23,830
Stockholders’ Deficit:
Common stock	1	—	1
Treasury stock	(462)	—	(462)
Additional paid-in capital	65	—	65
Accumulated deficit	(37,052)	2,178	(34,874)
Total stockholders’ deficit	(37,448)	2,178	(35,270)
Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$16,288	$(354)	$15,934

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Statements of operations for the years ended December 31, 2007 and 2008 (in thousands):

	December 31, 2007
	As Previously Reported 2007	Adjustments	As Adjusted 2007
Revenue	$10,295	$681	$10,976
Costs of revenue	3,815	96	3,911
Gross profit	6,480	585	7,065
Operating expenses:
Selling and marketing	9,017	326	9,343
Research and development	1,718	36	1,754
General and administrative	2,628	25	2,653
Total operating expenses	13,363	387	13,750
Loss from operations	(6,883)	198	(6,685)
Other income (expense), net	1,003	—	1,003
Loss before provision for income taxes	(5,880)	198	(5,682)
Provision for income taxes	—	(20)	(20)
Net loss	$(5,880)	$178	$(5,702)

	December 31, 2008
	As Previously Reported 2008	Adjustments	As Adjusted 2008
Revenue	$18,075	$1,551	$19,626
Costs of revenue	6,081	35	6,116
Gross profit	11,994	1,516	13,510
Operating expenses:
Selling and marketing	16,855	59	16,914
Research and development	2,674	50	2,724
General and administrative	2,549	15	2,564
Total operating expenses	22,078	124	22,202
Loss from operations	(10,084)	1,392	(8,692)
Other income (expense), net	(1,429)		(1,429)
Loss before provision for income taxes	(11,513)	1,392	(10,121)
Provision for income taxes	—	(62)	(62)
Net loss	$(11,513)	$1,330	$(10,183)

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting the Company’s solution; personnel and related expenses, including stock-based compensation, and related expenses for network infrastructure, IT support, consulting services and on-going client support staff; payments to external service providers; amortization of capitalized software costs and trademarks; licensing fees; and referral fees. In addition, the Company allocates a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. Costs associated with providing consulting services are recognized as incurred when the services are

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

performed. Out-of-pocket travel costs related to the delivery of professional services are typically reimbursed by the client and are accounted for as both revenue and expense in the period in which the cost is incurred.

Accounting for Commission Payments

The Company defers commissions paid to its sales force because these amounts are recoverable from the future revenue from the non-cancelable client agreements that gave rise to the commissions. Commissions are deferred on the balance sheet and are amortized to sales and marketing expense over the term of the client agreement in proportion to the revenue that is recognized. Commissions are considered direct and incremental costs to client agreements and are generally paid in the periods the Company receives payment from the client under the associated client agreement.

During the years ended December 31, 2007, 2008, 2009 and the six months ended June 30, 2010, the Company deferred $0.5 million, $1.3 million, $2.7 million and $1.8 million (unaudited), respectively, of commissions on the balance sheet. During the years ended December 31, 2007, 2008, 2009 and the six months ended June 30, 2010, the Company amortized $0.4 million, $0.9 million, $1.9 million and $1.5 million (unaudited) to sales and marketing expense, respectively. As of December 31, 2008, 2009 and June 30, 2010, deferred commissions on the Company’s consolidated balance sheets totaled $0.6 million, $1.4 million and $1.7 million (unaudited), respectively.

Research & Development

Research and development expenses consist primarily of personnel and related expenses for the Company’s research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development expenses, other than software development costs qualifying for capitalization, are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation awards granted to employees and directors by recording compensation expense based on the awards’ estimated fair value.

The Company estimates the fair value of its stock-based compensation awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires judgment, including estimating the value per share of the Company’s common stock, estimated volatility, risk-free rate, expected term and estimated dividend yield. The assumptions used in calculating the fair value of stock-based compensation awards represents the Company’s best estimates, based on management judgment. The Company uses the average volatility of similar publicly traded companies as an estimate for estimated volatility. For purposes of determining the expected term in the absence of sufficient historical data relating to stock-option exercises, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the United States Treasury yield curve in effect during the period the options were granted. The estimated dividend yield is zero, as the Company has not declared, and does not currently intend to declare, dividends in the foreseeable future.

Once the Company has determined the estimated fair value of its stock-based compensation awards, it recognizes the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. Estimated forfeitures

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

are based upon the Company’s historical experience and the Company revises its estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Information related to the Black-Scholes option-pricing model assumptions is as follows:

	For the Years Ended December 31,			Six Months Ended June 30, 2010
	2007	2008	2009
				(unaudited)
Risk-free interest rate	3.5%	1.7%	2.9%	2.9%
Expected term (in years)	5.9	5.8	5.8	6.0
Estimated dividend yield	0%	0%	0%	0%
Estimated volatility	64.5%	71.0%	61.6%	60.1%

Due to the full valuation allowance provided on its net deferred tax assets, the Company has not recorded any tax benefit attributable to stock-based compensation expense as of December 31, 2008, 2009 and June 30, 2010.

Capitalized Software Costs

The Company capitalizes the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of the solution, when the preliminary project stage is completed, management has decided to make the project a part of its future solution offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to the solution are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use. The Company does not transfer ownership of, or lease its software to its clients.

At December 31, 2008 and 2009 and June 30, 2010, capitalized software development costs totaled $4.9 million, $6.4 million, and $7.1 million (unaudited), respectively. Accumulated amortization as of December 31, 2008 and 2009 and June 30, 2010 was $3.5 million, $4.4 million, and $5.0 million (unaudited), respectively. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, $0.8 million, $1.1 million, $1.5 million, $0.7 million (unaudited) and $0.7 million (unaudited), respectively, of software development costs was capitalized and $0.5 million, $0.6 million, $0.9 million, $0.4 million (unaudited) and $0.6 million (unaudited), respectively, was amortized.

Warrants to Purchase Common and Preferred Stock

Warrants to Purchase Common Stock

The Company has issued warrants to purchase common stock in connection with debt arrangements and the purchase of certain domain names and has accounted for these warrants in stockholders’ equity at fair value upon issuance, based on the specific terms of such warrant arrangements.

In connection with a five-year global distributor arrangement with a distributor entered in May 2009, the Company entered into a warrant agreement to provide additional incentives to the distributor (Note 8). As a result, the Company may issue the distributor, on an annual basis, fully

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at a price of $0.53 per share based on sales targets achieved each contract year. As of each reporting date, the Company records the estimated fair value of the warrants as a reduction of revenue based on the most probable sales target this distributor is expected to achieve. Through June 30, 2010, no reductions of revenue have been recorded as the defined targets were not met by the distributor for the first contract year. The Company estimates the fair value of these warrants, using a Black-Scholes option-pricing model.

Warrants to Purchase Preferred Stock

The Company has issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings and has accounted for these warrants as liabilities at fair value at the time of issuance, because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate the Company to transfer assets to the warrant holders at some point in the future. The preferred stock warrants are recorded at fair value at the time of issuance. Changes in the fair value of the preferred stock warrants each reporting period are recorded as part of other income (expense) in the Company’s statement of operations until the earlier of: (i) the exercise or expiration of the warrants; or (ii) the completion of an initial public offering. Upon the completion of a merger, change in control or an initial public offering, all the warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. Subsequent to a merger, change in control or an initial public offering, the converted common stock warrants will be classified as equity. The fair value of the preferred stock warrants is estimated using the Black-Scholes option-pricing model.

Comprehensive Income or Loss

Comprehensive income encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net loss and currency translation adjustments. For the years ended December 31, 2007, 2008 and 2009 there were no other comprehensive income (loss) items and accordingly, net loss equaled comprehensive loss. For the six months ended June 30, 2010, accumulated other comprehensive income included a cumulative translation adjustment, which was insignificant.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances, the Company considers projected future taxable income and the availability of tax planning strategies. To date, the Company has recorded a full valuation allowance to reduce its net deferred tax assets to zero, as it has determined that it is not more likely than not that any of the Company’s deferred tax assets will be realized.

The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon its evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in the value, including investments with original or remaining maturities from the date of purchase of three months or less. At December 31, 2008, 2009 and June 30, 2010, cash and cash equivalents consisted of cash balances of $0.7 million, $4.8 million and $5.9 million (unaudited), respectively, and money market funds backed by United States Treasury Bills and/or certificates of deposit of $2.6 million, $3.2 million and $1.2 million (unaudited), respectively, with maturities within three months from the date of their respective purchase dates. As of December 31, 2008, 2009 and June 30, 2010, cash equivalents included certificates of deposits in the amount of $0, $1.2 million and $0.5 million (unaudited), respectively. Cash equivalents are stated at cost, which approximates fair value.

Restricted Cash

Included in non-current Other Assets at December 31, 2008, 2009 and June 30, 2010 (unaudited) is restricted cash of $0.2 million for an irrevocable standby letter of credit held at Silicon Valley Bank. In accordance with the Company’s office lease agreement, the Company has secured a letter of credit from Silicon Valley Bank naming the lessor as the beneficiary. The letter of credit is required to fulfill lease requirements in the event the Company should default on its office lease obligation.

Allowance for Doubtful Accounts

The Company has not historically established an allowance for doubtful accounts, based on its historical collection experience and a review in each period of the status of the then-outstanding accounts receivable. To date, write-offs of accounts receivable have been insignificant.

Property and Equipment, Net

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally two to seven years (Note 4).

The Company leases equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are depreciated using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized.

Intangibles Assets, Net

Included in Other Assets are intangible assets comprised of trademarks which are recorded at cost, less accumulated amortization. At December 31, 2008, 2009 and June 30, 2010, intangible assets were $0.1 million, net of accumulated amortization of $10,000, $0.1 million, net of accumulated amortization of $20,000, and $0.1 million (unaudited), net of accumulated amortization of $30,000 (unaudited), respectively. Useful lives of trademarks are estimated at ten years.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Long Lived Assets including Capitalized Software Costs

The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrates continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of these assets can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. To date, there have been no impairments of long-lived assets identified.

Fair Value of Financial Instruments

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – Unobservable inputs.

Observable inputs are based on market data obtained from independent sources. As of December 31, 2008 and 2009 and June 30, 2010, the Company's warrants to purchase preferred stock are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as level 3 (Note 5).

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivable. The Company’s cash and cash equivalents are deposited with two financial institutions which, at times, may exceed federally insured limits.

Accounts receivable include amounts due from clients with principal operations primarily in the United States. The Company performs ongoing credit evaluations of its clients.

For the year ended December 31, 2007, no single client comprised more than 10% of the Company’s revenues. For the year ended December 31, 2008, one client comprised 13% of the Company’s revenues. For the year ended December 31, 2009 and the six months ended June 30, 2010 (unaudited), no single client comprised more than 10% of the Company’s revenues. No single

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

client had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2008, 2009 and June 30, 2010 (unaudited).

Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Transaction gains and losses were insignificant and are included in other income (expense), net, in the accompanying consolidated statements of operations.

In 2010 the Company established international subsidiaries and effective January 2010, for international subsidiaries, local currencies have been determined to be the functional currencies. Assets and liabilities of subsidiaries with a functional currency other than U.S. Dollar are translated into U.S. Dollars using period-end exchange rates, while results of operations are translated at average exchange rates during the period. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income in the consolidated balance sheets. Foreign subsidiaries using the U.S. Dollar as the functional currency have been remeasured from the local currency to the U.S. Dollar with exchange differences on remeasurement included in other income (loss).

Reclassifications

Certain amounts in the prior years’ consolidated financial statements and notes have been revised to conform to the current-year presentation.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13 that amend ASC Subtopic 605-25. The amendments in ASU 2009-13 modify the ability of vendors, upon meeting certain criteria, to account separately for products or services provided in multiple deliverables arrangements rather than as a combined unit and establishes a hierarchy for determining the selling price of each deliverable. Under ASU 2009-13, a vendor can determine a best estimate of the deliverable’s selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, even if the vendor does not have vendor-specific objective evidence or third-party evidence of selling price otherwise previously required under ASC Subtopic 605-25. ASU 2009-13 also amends ASC 605-25 to eliminate the use of the residual method in determining selling prices and requires a vendor to allocate revenue using the relative selling price method for each deliverable.

The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted at the beginning of an entity's fiscal year and an option for retrospective adoption. The Company adopted the amendments in ASU 2009-13 retrospectively as of January 1, 2009. Retrospective adoption required the revision of previously issued financial statements as if the amendments in ASU 2009-13 had always been in effect, and the financial statements and notes reflect retrospective adoption for all prior periods. The adoption of the amendments had a material impact on the Company’s financial position and results of operations, as described above in this Note.

In July 2006, the FASB issued guidance for the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken. This interpretation was effective for fiscal years beginning after December 15, 2006. The Company adopted the guidance on January 1, 2007 and the adoption did not have a material impact on the Company’s financial statements.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Effective January 2010, the Company adopted ASU No. 2010-06, “Fair Value Measurements and Disclosures,” which requires previous fair value hierarchy disclosures to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant reclassifications between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. Their adoption did not have any impact on the Company’s financial statements. In addition, ASU 2010-06 requires more detailed disclosures regarding changes in Level 3 instruments. This disclosure change will be effective January 1, 2011 and is not expected to have an impact on the Company’s financial statements.

3.  NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table presents our basic and diluted loss per share attributable to common stockholders (in thousands, except per share amounts):

	For the Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Net loss attributable to common stockholders	$(8,338)	$(10,520)	$(10,464)	$(4,130)	$(11,258)
Weighted average common shares outstanding	8,562	8,387	8,467	8,458	8,538
Net loss per share attributable to common stockholders – basic and diluted	$(0.97)	$(1.25)	$(1.24)	$(0.49)	$(1.32)

The following table presents the weighted average number of anti-dilutive shares excluded from the calculation of diluted net loss per share attributable to common stockholders for each period presented (in thousands):

	For the Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Stock options to purchase common stock	2,937	4,140	4,693	4,803	5,401
Common stock warrants	470	520	517	519	477
Preferred stock warrants	2,622	4,062	5,393	5,180	5,601
Conversion of convertible preferred stock	16,298	18,480	23,319	22,879	23,753
Total shares excluded from net loss per share attributable to common stockholders	22,327	27,202	33,922	33,381	35,232

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  PROPERTY AND EQUIPMENT

The balance of property and equipment, net is as follows (in thousands):

		December 31,		June 30,
	Useful Life	2008	2009	2010
				(unaudited)
Computer equipment and software	2 – 5 years	$1,621	$3,015	$5,259
Furniture and fixtures	7 years	188	227	238
Leasehold improvements	2 – 6 years	210	217	217
		2,019	3,459	5,714
Less: accumulated depreciation and amortization		(1,001)	(1,230)	(1,739)
Total property and equipment, net		$1,018	$2,229	$3,975

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 was $0.2 million, $0.3 million, $0.4 million, $0.2 million (unaudited) and $0.6 million (unaudited), respectively. At December 31, 2008 and 2009 and June 30, 2010, property and equipment includes computer equipment and software under capital leases with a cost basis of $0.8 million, $2.3 million and $4.2 million (unaudited), respectively, and accumulated depreciation of $0.3 million, $0.5 million, and $0.9 million (unaudited), respectively. Depreciation of computer equipment and software under capital leases was $0.1 million, $0.2 million, $0.2 million, $0.1 million (unaudited) and $0.5 million (unaudited) for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Account balances measured at fair value on a recurring basis include the following as of December 31, 2008, 2009 and June 30, 2010 (in thousands):

	December 31, 2008
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents (including restricted cash)	$2,796	$2,796	$—	$—
Preferred stock warrant liabilities	$(2,282)	$—	$—	$(2,282)

	December 31, 2009				June 30, 2010
					(unaudited)
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Cash equivalents (including restricted cash)	$3,407	$3,407	$—	$—	$1,211	$1,211	$—	$—
Preferred stock warrant liabilities	$(5,683)	$—	$—	$(5,683)	$(10,125)	$—	$—	$(10,125)

Our cash equivalents as of December 31, 2008 consisted of money market funds with original maturity dates of three months or less backed by U.S. Treasury bills. Our cash equivalents as of December 31, 2009 and June 30, 2010 consisted of money market funds with original maturity dates of three months or less backed by U.S. Treasury bills and certificates of deposit with maturities within three months from the date of their respective purchase. Cash equivalents are classified as Level 1.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

The Company’s preferred stock warrants are recorded at fair value and were determined to be Level 3 fair value items. The changes in the fair value of preferred stock warrants are summarized below based on assumptions summarized in Note 8 as of December 31, 2007, 2008 and 2009 and June 30, 2009 and 2010 (in thousands):

	December 31, 2009			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Fair value beginning of period	$338	$1,492	$2,282	$2,282	$5,683
Changes in fair value of preferred stock warrant liabilities recorded in the statement of operations	(1,147)	790	2,147	1,175	4,442
Issuance of Series D Preferred Stock warrants	2,301	—	—	—	—
Issuance of Series E Preferred Stock warrants	—	—	1,254	1,254	—
Fair value end of period	$1,492	$2,282	$5,683	$4,711	$10,125

6.  DEBT

Comerica Bank

In September 2007, the Company entered into a $15.0 million credit facility with Comerica Bank (“Comerica Bank Credit Facility”) consisting of a $2.5 million working capital line of credit, a $5.0 million growth capital term loan, and a $7.5 million acquisition financing term loan. The working capital line of credit has an interest rate of prime plus 0.5%, payable monthly, and a term of 18 months. The borrowing base for the line includes up to 80% of eligible accounts receivable, as defined in the agreement. The growth capital term loan had an interest rate of prime plus 1.0%, a 1 year interest only period, and expired on September 12, 2008. Advances under the growth capital term loan in increments of $0.3 million up to a total of $5.0 million, were available through September 2008. Any advances under the growth capital loan outstanding in September 2008 were payable in 30 equal installments of principal only, plus all accrued interest. The Company is required to maintain a minimum liquidity ratio of 1 to 1. The liquidity ratio is defined as the sum of all cash and accounts receivable divided by the indebtedness owed to Comerica Bank. There is no prepayment penalty on the growth capital term loan. The acquisition financing term loan had an interest rate of prime plus 1.3% and a one-year interest only period. Advances under the facility in aggregate up to $7.5 million were available at the sole discretion of the bank and were available until September 12, 2008. The Company did not borrow under this part of the facility. All other terms of the acquisition facility are the same as the growth capital facility. The acquisition facility was strictly for the purpose of financing acquisitions. Comerica Bank has perfected a first priority security interest in all of the assets of the Company except its intellectual property, as defined in the agreements.

In connection with entering into the Comerica Bank Credit Facility, the Company issued Comerica Bank a warrant to purchase 140,625 shares of the Company’s Series D Preferred Stock at an exercise price of $1.60 per share (Note 8). The fair value of the warrants of $0.1 million at issuance is being amortized to interest expense over the term of the related facility. The fair value of the warrants of $0.1 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 53%, risk-free rate of 4.3%, expected term of 7 years and zero estimated dividend yield.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT  – (continued)

In December 2007, the Company and the lenders amended (the First Amendment) the amount available under the line of credit such that the $2.0 million remaining funds under the term loan was transferred to the line of credit facility for a working capital line of credit totaling $4.5 million. The amount available under the line of credit reverted back to the $2.5 million on April 15, 2008. On April 22, 2009, the Company extended the term of the Comerica Line of Credit through June 7, 2009.

On July 2, 2009, the Company amended the line of credit (the Second Amendment) so that the amount available was increased to $5.0 million and the term was extended through September 5, 2010. In addition, the amendment required that the Company maintain deposits of $4.0 million at Comerica Bank for so long as the Federal Deposit Insurance Corporation (“FDIC”) provided an unlimited guarantee of “noninterest-bearing transaction accounts” pursuant to the Temporary Liquidity Guarantee Program and for so long as the account in which the Company maintains its deposits is an Eligible Deposit Account subject to the FDIC Guarantee. Notwithstanding the foregoing, the Company is required to maintain unrestricted deposits of $2.0 million. At December 31, 2009 and June 30, 2010, Comerica Bank was a participant of the program.

On October 1, 2009, the amount available under the line of credit was reduced by $0.3 million due to the issuance of an irrevocable standby letter of credit in relation to a sales arrangement with a State agency. The amount available under the line of credit was $4.7 million as of December 31, 2009.

On February 5, 2010, the Company formally amended the line of credit (the Third Amendment) to allow the Company to request commercial or standby letters of credit against the revolving line of credit. The maximum amount of the letter of credit may not exceed $0.3 million and any letter of credit reduces the amount of availability under the revolving line of credit.

On April 6, 2010, the Company further amended the Comerica Bank Credit Facility (the Fourth Amendment). The Fourth Amendment allows for term loan advances in addition to the line of credit from April 6, 2010 through April 6, 2011 for up to $1.0 million in total for the purchase of equipment with a maturity date of October 6, 2013. Advances under the equipment credit facility have an interest rate of prime rate plus 3.8%, payable monthly. Any advances under the equipment credit facility outstanding are to be amortized over the remaining term and payable in equal monthly installments of principal plus accrued interest. All terms of the credit facility, including reporting and other requirements, with Comerica Bank remained the same. As of June 30, 2010, the Company had outstanding borrowings of $0.4 million (unaudited) under the equipment loan, which is classified as long term debt.

At December 31, 2008, the Company had outstanding borrowings of $2.3 million under the working capital line of credit which were fully repaid as of December 31, 2009. At December 31, 2009, the Company had no outstanding balance under this line of credit. At June 30, 2010, the Company had outstanding borrowings of $4.1 million (unaudited) under this line of credit, which is classified as current debt.

At December 31, 2008, the Company had outstanding borrowings of $4.5 million under the growth capital term loan facility, of which $2.0 million and $2.5 million were classified as current debt and long term debt, respectively. At December 31, 2009, the Company had outstanding borrowings of $2.5 million under the growth capital term loan facility, of which $2.0 million and $0.5 million were classified as current debt and long term debt, respectively. At June 30, 2010, the Company had outstanding borrowings of $1.5 million (unaudited) under the growth capital term loan facility, which is classified as current debt.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT  – (continued)

The Comerica Bank Credit Facility was collateralized by substantially all of the assets of the Company. The Company was in compliance with all financial covenants at December 31, 2008 and 2009 and June 30, 2010 (unaudited).

In August 2010, the Company terminated the Comerica Bank Credit Facility and repaid all outstanding amounts from proceeds from a new credit facility with Silicon Valley Bank as discussed below.

Ironwood Equity Fund LLP

In March 2009, the Company entered into a senior subordinated promissory note agreement with Ironwood Equity Fund LP for a total borrowing of $4.0 million, with a maturity date of March 31, 2014. The senior subordinated promissory note calls for interest to be paid at an annual rate of 11.3% on a monthly basis in arrears beginning on April 30, 2009. In connection with the borrowing, the Company issued warrants to purchase 484,849 shares of the Company’s Series E Preferred Stock at an exercise price of $1.65 per share. The fair value of the warrants of $0.5 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 66.9%, risk-free rate of 2.2%, expected term of 6.8 years and zero estimated dividend yield. The warrants are exercisable immediately upon issuance and expire on the earlier of March 31, 2019, an initial public offering or, under certain circumstances, a change in control. The agreement also allows for mandatory redemption of the senior subordinated promissory notes at the noteholder’s option upon the consummation of an initial public offering or the occurrence of a change of control. In accordance with the agreement, if such event takes place between March 31, 2009 and March 30, 2010 or between March 31, 2010 and March 30, 2011, at the option of the noteholder, the Company is required to redeem the outstanding principal amount at 105% or 103%, respectively, together with accrued interest. This contingent interest payment feature represents an embedded derivative. However, based on the insignificant value associated with this feature, no value has been assigned at issuance or as December 31, 2009 and June 30, 2010 (unaudited).

Silicon Valley Bank

In August 2010, the Company entered into a $15.0 million credit facility with Silicon Valley Bank (“SVB Credit Facility”) with a maturity of August 2012 (Note 15). Borrowings available under the SVB Credit Facility are determined based on a formula-basis and a non-formula basis. The amount available under the formula-basis is determined based on a multiple of contracted monthly recurring revenues. The contracted monthly recurring revenues is defined as the aggregate total contract value pursuant to eligible recurring contracts less non-recurring contracts related to consulting services allocated for billing purposes on a monthly basis over the duration of the aggregate contract(s) less solution subscription client agreements that expired during the period. Through January 1, 2011 up to $5.0 million is available on a non-formula basis. On January 1, 2011, the non-formula availability will decrease from $5.0 million to $2.5 million and on July 1, 2011, the non-formula availability will decrease to zero. Interest is payable monthly and the principal is due upon maturity. The interest rate is prime plus 1.5% if the debt outstanding is less than or equal to $5.0 million and prime plus $2.5% if the debt outstanding is greater than $5.0 million. The SVB Credit Facility carries certain financial covenants, including maintenance of a minimum unrestricted cash balance, a liquidity coverage ratio and achievement of defined performance criteria. The SVB Credit Facility requires immediate repayment upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. The Company believes that an event of default as a result of a material adverse change is remote. In connection with the SVB Credit Facility, the Company issued Silicon Valley Bank a warrant to purchase 90,000 shares of common stock at an exercise price of $3.50 per share. In August 2010, the Company borrowed $6.4 million against the SVB

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT  – (continued)

Credit Facility. In connection with entering into the SVB Credit Facility, the Company repaid all outstanding balances under the Comerica facility and the Comerica facility was terminated.

Maturities of outstanding borrowings as of December 31, 2009 are as follows for each year ending December (in thousands):

2010	$2,034
2011	511
2012	—
2013	—
2014	4,000
Total maturities	$6,545
Less: unamortized debt discount	(486)
Total, net of debt discount	$6,059

The weighted average interest rate on short-term borrowings for the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010 was 4.3%, 4.4% and 5.3% (unaudited), respectively.

The estimated fair value of the Company’s debt was $6.7 million and $6.0 million at December 31, 2008 and 2009, respectively. The fair value was estimated based on discounted cash flow analyses using appropriate current discount rates, taking into consideration the particular terms of the borrowing agreements, at the end of the respective periods. The carrying value of the Company’s line of credit is considered to approximate fair market value, as the interest rates of these instruments are based predominantly on variable reference rates. These estimates involved considerable judgment and changes in those assumptions could significantly affect the estimates.

Although we have determined the estimated fair value amounts using commonly accepted valuation methodologies, judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts the Company, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of December 31, 2008 and 2009. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

7.  CAPITALIZATION

In January 2009, the Company filed its Eighth Amended and Restated Certificate of Incorporation, which was subsequently amended in May 2009. Upon this amendment, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, 3,223,640 shares of Series A convertible preferred stock (“Series A Preferred Stock”), 2,600,000 shares of Series B convertible preferred stock (“Series B Preferred Stock”), 2,456,249 shares of Series C convertible preferred stock (“Series C Preferred Stock”), 14,416,666 shares of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) and 7,030,204 shares of Series E redeemable convertible preferred stock (“Series E Preferred Stock”).

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

The following table summarizes preferred stock share activity for 2007, 2008, 2009 and the six months ended June 30, 2010 (unaudited) (in thousands):

	Series A	Series B	Series C	Series D	Series E
Balance as of December 31, 2006	7,724	2,600	2,031	—	—
Issuance of preferred stock	—	—	—	10,625	—
Redemption of Series A Preferred Stock	(4,500)	—	—	—	—
Balance as of December 31, 2007	3,224	2,600	2,031	10,625	—
Issuance of preferred stock	—	—	—	—	—
Balance as of December 31, 2008	3,224	2,600	2,031	10,625	—
Issuance of preferred stock	—	—	—	—	5,273
Balance as of December 31, 2009	3,224	2,600	2,031	10,625	5,273
Issuance of preferred stock (unaudited)	—	—	—	—	—
Balance as of June 30, 2010 (unaudited)	3,224	2,600	2,031	10,625	5,273

The following table summarizes preferred stock amounts for 2007, 2008, 2009 and the six months ended June 30, 2010 (unaudited) (in thousands):

	Series A	Series B	Series C	Series D	Series E
Balance as of December 31, 2006	$5,119	$3,250	$3,250	$—	$—
Issuance of preferred stock, net of issuance costs and amounts allocated to preferred stock warrant liabilities	—	—	—	14,638	—
Accretion of preferred stock	—	—	—	211	—
Redemption of Series A Preferred Stock	(2,975)	—	—	—	—
Balance as of December 31, 2007	$2,144	$3,250	$3,250	$14,849	$—
Accretion of preferred stock	—	—	—	337	—
Balance as of December 31, 2008	$2,144	$3,250	$3,250	$15,186	$—
Issuance of preferred stock, net of issuance costs, and amounts allocated to preferred stock warrant liabilities	—	—	—	—	$7,952
Accretion of preferred stock	—	—	—	1,442	630
Balance as of December 31, 2009	$2,144	$3,250	$3,250	$16,628	$8,582
Accretion of preferred stock (unaudited)	—	—	—	1,345	660
Balance as of June 30, 2010 (unaudited)	$2,144	$3,250	$3,250	$17,973	$9,242

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

Convertible Preferred Stock Issuances

During May 2007, the Company issued 10,000,000 shares of Series D Preferred Stock and warrants to purchase 3,333,333 shares of Series D Preferred Stock (Note 8), for gross proceeds of $16.0 million. The gross proceeds from the issuance of the preferred stock with warrants were allocated to the fair value of the warrants of $2.1 million and the remaining residual value of $13.9 million was allocated to the Series D Preferred Stock. The fair value of the warrants of $2.1 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 53%, risk-free rate of 4.6%, expected term of 7 years and zero estimated dividend yield. Subsequently in September 2007, convertible promissory notes issued in September 2006, with an aggregate outstanding principal amount of $1.0 million, were converted into 625,000 shares of Series D Preferred Stock and warrants to purchase 208,332 shares of Series D Preferred Stock were issued to the shareholders at an estimated fair value of $0.1 million. After allocating the value to the preferred stock warrants, the remaining residual value of $0.9 million was allocated to the Series D Preferred Stock. Since the Series D Preferred Stock is redeemable, the Company is accreting the carrying value to its redemption value over the period of issuance to the earliest redemption date using the interest method.

As part of the Series D Preferred Stock issuance in May 2007, the Company redeemed all of Aon Corporation’s 4,500,000 shares of Series A Preferred Stock for an aggregate of $5.4 million in cash. The excess of consideration transferred to Aon Corporation over the carrying value of the Series A Preferred Stock of $2.4 million is presented in the consolidated income statement as a deduction from net loss to arrive at net loss attributable to common stockholder for the year ended December 31, 2007.

In January 2009, the Company issued 5,272,727 shares of Series E Preferred Stock at $1.65 per share for gross proceeds of approximately $8.7 million. The investors also received warrants to purchase 1,054,543 shares of Series E Preferred Stock (Note 8). The gross proceeds from the issuance of the preferred stock with warrants were allocated to the fair value of the warrants of $0.7 million and the remaining residual value of $8.0 million was allocated to the Series E Preferred Stock. The warrants were fully vested upon issuance and are immediately exercisable and non-forfeitable. The fair value of the warrants at issuance of $0.7 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 67.2%, risk-free rate of 2.2%, expected term of 5.17 years and zero estimated dividend yield. Since the Series E Preferred Stock is redeemable, the Company is accreting the carrying value of the Series E Preferred Stock to its redemption value over the period from issuance to the earliest redemption date using the interest method.

Terms of Common and Preferred Stock

The significant terms of the Company’s common stock and preferred stock authorized and outstanding as of December 31, 2009 and June 30, 2010 (unaudited) are as follows:

Voting

The holders of preferred stock and the holders of common stock vote together and not as separate classes and there is no series voting other than for the election of directors as described below.

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of preferred stock held by such holder could be converted, not including fractional shares, as of the record date. The holders of shares of the preferred stock are entitled to vote on all matters on which the common stock is entitled to vote.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

The holders of Series E Preferred Stock, voting as a separate class, are entitled to elect one member of the Corporation’s Board of Directors. The holders of Series D Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series A, Series B, and Series C Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect one member of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect one member of the Board of the Directors. Any additional members of the Board of Directors are elected by the mutual agreement of (i) the holders of a majority of the common stock and (ii) the holders of a majority of the preferred stock, each voting as a separate class.

Dividends

The holders of preferred stock are entitled to receive non-cumulative dividends in preference to dividends declared or paid to common stock, when, as and if, declared by the Board of Directors out of funds legally available. The payment of any dividends to the holders of the Preferred Stock is in proportion to the number of shares of common stock into which the preferred stock is convertible; however, any dividends will first be paid to the Series D and Series E Preferred Stock. No dividends may be paid on common stock unless an equivalent dividend is also paid to the Series D and Series E Preferred Stock on an as-converted to common stock basis.

No dividends have been declared or paid since inception.

Liquidation

A “Liquidity Event” includes (i) a sale, acquisition or merger of the Company (in which a change of voting control occurs), (ii) a sale or other disposition of all or substantially all of the assets of the Company or (iii) a dissolution or winding up of the Company.

Upon any Liquidity Event, each holder of Series D Preferred Stock and Series E Preferred Stock is entitled to receive, prior and in preference to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock, an amount per share equal to the sum of (i) $1.60 per share for the Series D Preferred Stock and $1.65 per share for the Series E Preferred Stock and (ii) all declared but unpaid dividends (if any) on each of the respective shares of preferred stock. The holders of the majority of the outstanding shares of Series D Preferred Stock and Series E Preferred Stock may approve some lesser amount per share of Series D Preferred Stock and Series E Preferred Stock, respectively. If upon the Liquidity Event, the assets of the Company legally available for distribution to the holders of the Series D and Series E Preferred Stock are insufficient to permit the payment to such holders of their full preferential amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock and Series E Preferred Stock in proportion to the full amounts they would originally be entitled to receive.

After the liquidation preference of Series D Preferred Stock and Series E Preferred Stock has been paid, each holder of Series A Preferred Stock is entitled to receive, before any payments are made to the holders of Series B Preferred Stock, Series C Preferred Stock and common stock, an amount equal to $1.00 for each share held, plus any declared but unpaid dividends on such shares, or such lesser amount as may be approved by the holders of the majority of outstanding shares of Series A Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series A Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

After the liquidation preference of Series D Preferred Stock, Series E Preferred Stock, and Series A Preferred Stock has been paid, each holder of Series B Preferred Stock is entitled to receive, before any payments are made to the holders of Series C Preferred Stock and common stock, an amount equal to $1.25 for each share held, plus any declared but unpaid dividends on such shares, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series B Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

After the liquidation preferences of the Series D Preferred Stock, Series E Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock have been paid, each holder of Series C Preferred Stock is entitled to receive, before any payments are made to the holders of common stock, an amount equal to $1.60 for each share held, plus any declared but unpaid dividends, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series C Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series C Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

For a Liquidity Event with aggregate consideration at or below $150.0 million in total consideration, after full payment is made to the holders of preferred stock as set forth above, the remaining proceeds will be allocated among the holders of common stock, Series D Preferred Stock, and Series E Preferred Stock on a pro-rata as-converted basis.

For a Liquidity Event with aggregate consideration above $150.0 million, each holder of Series D Preferred Stock or Series E Preferred Stock will receive the greater of (i) the amount of consideration that such holder would be entitled to receive pursuant to a total distribution of $150.0 million as set forth in the immediately preceding paragraph or (ii) the amount such holder would receive if such holder had converted such shares of Series D Preferred Stock or Series E Preferred Stock into shares of common stock immediately prior to such distribution.

The preferred stock has been presented as mezzanine equity and therefore separately from stockholders’ deficit in the accompanying consolidated balance sheets since redemption and, under certain circumstances, payment of the liquidation preferences to the preferred stock holders is beyond the control of the Company’s management.

Redemption of Series D and Series E Preferred Stock

At any time after May 10, 2014, at the election of the holders of a majority of the outstanding shares of Series D or Series E Preferred Stock, in each case, voting separately, may require the Company to redeem the outstanding shares of Series D or Series E Preferred Stock, as applicable, for a cash amount per share equal to the greater of (i) original issue price of the Series D Preferred Stock and the Series E Preferred Stock of $1.60 and $1.65, respectively, plus an amount equal to all declared and unpaid dividends thereon, or (ii) the then fair market value of such series of preferred stock as determined by the Board of Directors. The carrying value of the respective Series D and Series E Preferred Stock is being accreted to its redemption value over the period to its earliest redemption date of May 10, 2014 using the interest rate method. The aggregate redemption value of the Series D and Series E Preferred Stock as of December 31, 2009 was $36.9 million.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

Conversion

Each share of preferred stock is convertible at the holder’s option at any time into a single share of common stock. The conversion ratio for each respective series of preferred stock is subject to adjustments for stock dividend, stock split, combination of shares, reorganization, reclassification or other similar event.

All of the outstanding shares of preferred stock will automatically convert into common stock at the then-applicable conversion rate, which is currently 1:1 for each series of preferred stock, immediately prior to the closing of an underwritten public offering at a share price equal to at least $6.40 with aggregate gross proceeds of at least $40.0 million, or upon the written election of the holders of a majority of the outstanding shares of Series D and Series E Preferred Stock then outstanding, voting together on an as-converted basis.

At December 31, 2009 and June 30, 2010 (unaudited), the Company was required to keep available, out of its authorized but unissued shares of common stock, the following shares for conversion of the preferred stock (in thousands):

Series A	3,224
Series B	2,600
Series C	2,031
Series D	10,625
Series E	5,273
Total required availability	23,753

8.  WARRANTS

Warrants to Purchase Common Stock

The Company has issued warrants to purchase the Company’s common stock in connection with debt arrangements and the purchase of certain domain names. All warrants were fully vested, non-forfeitable and immediately exercisable upon issuance and are classified as equity. At December 31, 2008, 2009 and June 30, 2010 (unaudited), the following warrants to purchase shares of the Company’s common stock were outstanding (in thousands, except per share data):

Year of Issuance	Exercise Price per Share	December 31,		June 30,	Expiration Date
		2008	2009	2010
				(unaudited)
1999	$0.01	22	—	—	December 2009
2000	$0.01	22	22	—	January 2010
2005	$1.60	125	125	125	June 2012
2006	$1.60	150	150	150	September 2013
2007	$1.60	53	53	53	April 2014
2007	$1.60	146	146	146	May 2014

On May 6, 2009, the Company entered into a five year license agreement that provides a distributor the right to distribute the Company’s software solution to the distributor’s customers under the distributor’s name. In connection with the license agreement, the Company also entered into a warrant agreement to provide additional incentives to the distributor. The Company may issue the distributor fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at an exercise price of $0.53 per share based on the distributor meeting specified sales targets for each contract year until the earlier of the five-year term of our

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  WARRANTS  – (continued)

distributor agreement with the distributor or the completion of an initial public offering of the Company’s common stock. The warrants must be exercised immediately prior to an acquisition of the Company through a reorganization, merger or consolidation; immediately prior to a sale, lease or other disposition of all of our assets; or within three years after an initial public offering. The distributor will no longer be entitled to earn warrants after the completion of an initial public offering. Through June 30, 2010, no warrants had been issued as the defined targets had not been met by the distributor for the contract year ended June 30, 2010.

Warrants to Purchase Preferred Stock

The Company has issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings. The warrants to purchase shares of convertible preferred stock are accounted for as liabilities at fair value upon issuance with changes in fair value recorded in other income (expense) in our statement of operations each reporting period. All warrants are fully vested, non-forfeitable and were immediately exercisable on issuance.

The warrants issued to purchase Series D and Series E Preferred Stock, with the exception of the warrants to purchase 140,625 shares of Series D Preferred Stock issued during 2007, expire on the earliest of their respective expiration dates (as summarized in the table below), an initial public offering or, under certain circumstances, a change in control. The warrants to purchase 140,625 shares of Series D Preferred Stock issued during 2007 expire in September 2014. At December 31, 2009 and June 30, 2010, the following warrants to purchase shares of the Company’s preferred stock were outstanding (in thousands, except per share amounts):

Warrant of Preferred Stock Issued	Year of Issuance	Exercise Price Per Share	December 31,		June 30,	Expiration Date
			2008	2009	2010
					(unaudited)
Series C	2004	$1.60	130	130	130	June 2011
Series C	2004	$1.60	25	25	25	June 2011
Series C	2004	$1.60	225	225	225	June 2011
Series D	2007	$2.40	3,333	3,333	3,333	May 2014
Series D	2007	$2.40	208	208	208	September 2014
Series D	2007	$1.60	141	141	141	September 2014
Series E	2009	$2.40	—	1,054	1,054	January 2016
Series E	2009	$1.65	—	485	485	March 2019

The fair value of the warrants to purchase the Company’s preferred stock was determined using a Black-Scholes option pricing model.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  WARRANTS  – (continued)

The following weighted average assumptions were used to assess the fair value and the resulting fair value of the Series C, Series D, and Series E Preferred Stock warrants:

	Series C			Series D			Series E
	December 31, 2008	December 31, 2009	June 30, 2010	December 31, 2008	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010
			(unaudited)			(unaudited)		(unaudited)
Risk-free interest rate	0.6%	0.5%	0.1%	2.1%	1.6%	0.7%	2.0%	1.1%
Expected term (in years)	3.0	1.4	0.9	5.5	3.1	2.3	4.1	3.4
Estimated dividend yield	—%	—%	—%	—%	—%	—%	—%	—%
Weighted average estimated volatility	51.0%	65.0%	65.7%	51.0%	65.0%	65.7%	65.0%	65.7%
Fair Value (in thousands)	$56	$167	$594	$2,226	$3,685	$6,446	$1,831	$3,085

At December 31, 2009 and June 30, 2010 (unaudited), the Company had reserved 496,875 and 474,375 shares of common stock, respectively, issuable upon the exercise of warrants to purchase common stock. At December 31, 2009 and June 30, 2010 (unaudited), the Company had reserved 380,000 shares of Series C Preferred Stock, 3,682,290 shares of Series D Preferred Stock and 1,539,392 shares of Series E Preferred Stock for issuance upon the exercise of warrants to purchase preferred stock.

9.  STOCK OPTION PLAN

In November 1999, the Company adopted the 1999 Stock Plan (“1999 Plan”) as amended. In January 2009, the Company created the 2009 Plan (“2009 Plan”). The maximum aggregate number of shares issuable under the 2009 Plan is 1,000,000 shares, plus (i) any shares that have been reserved but not issued under the 1999 Plan and (ii) any shares subject to stock options granted under the 1999 Plan that expire, are forfeited or otherwise terminate without having been exercised in full. The shares issued upon exercise may be authorized but unissued or reacquired shares of common stock. The total shares of common stock available for issuance under the 1999 and 2009 Plans is 5,976,126. As of December 31, 2009, 816,265 shares remained available for the issuance.

In July 2010, the Company’s Board of Directors authorized an additional 2,000,000 shares of common stock to be issued under the 2009 Plan (Note 15).

Stock options granted under the 1999 and 2009 Plans may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the 1999 and 2009 Plans. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which stock options become exercisable. However, except in specific cases of stock options granted to officers, directors and consultants, stock options become exercisable at a rate of not less than 20% per year over 5 years from the date the stock options are granted. Options granted under the 1999 and 2009 Plans expire ten years after the grant date and generally vest one-fourth on the first anniversary of the grant and ratably thereafter for the following 36 months. The exercise price of incentive stock options and non-statutory stock options cannot be less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date as determined by the Company’s Board of Directors. If an individual owns stock representing more than 10% of the outstanding shares, the price of each incentive stock option or non-statutory stock option share must be at least 110% of fair market value, as determined by the Board of Directors. The term of the stock options is 10 years except for incentive stock options

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN  – (continued)

granted to an individual who owns stock representing more than 10% of the outstanding shares, in which case the term of the stock options is 5 years.

The following table summarizes the activity of the Company's 1999 and 2009 Plans (in thousands, except per share and term information):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2008	4,872	$0.38
Granted	581	$1.26
Exercised	(26)	$0.39
Forfeited	(293)	$0.40
Outstanding, December 31, 2009	5,134	$0.48	7.1	$3,996
Granted (unaudited)	782	$1.65
Exercised (unaudited)	(28)	$0.47
Forfeited (unaudited)	(49)	$1.11
Outstanding, June 30, 2010 (unaudited)	5,839	$0.63	7.0	$12,420
Exercisable at December 31, 2009	3,337	$0.37	6.2	$2,976
Vested and expected to vest at December 31, 2009	4,955	$0.47	7.1	$3,909
Exercisable at June 30, 2010 (unaudited)	3,729	$0.38	5.9	$8,856
Vested and expected to vest at June 30, 2010 (unaudited)	5,622	$0.61	7.0	$12,064

Stock-based compensation expense is included in the following line items in the accompanying Consolidated Statement of Operations for the years ended December 31, 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010 (in thousands):

	Years ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Cost of sales	$24	$30	$27	$13	$30
Selling and marketing expense	91	143	221	105	128
Research and development	16	24	22	6	19
General and administrative expense	89	45	61	26	52
Total	$220	$242	$331	$150	$229

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN  – (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009 and June 30, 2010 (unaudited) (in thousands):

	Options Outstanding at December 31, 2009			Options Exercisable at December 31, 2009
Exercise price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.34	3,569	6.2	$0.34	2,922	5.9	$0.34
$0.50	6	1.5	$0.50	6	1.5	$0.50
$0.53	958	9.0	$0.53	377	9.0	$0.53
$0.85	20	6.7	$0.85	20	6.7	$0.85
$1.26	581	10.0	$1.26	12	10.0	$1.26
	5,134	7.1	$0.48	3,337	6.2	$0.37

	Options Outstanding at June 30, 2010			Options Exercisable at June 30, 2010
	(unaudited)			(unaudited)
Exercise price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.34	3,545	5.7	$0.34	3,158	5.5	$0.34
$0.50	6	1.0	$0.50	6	1.0	$0.50
$0.53	943	8.5	$0.53	481	8.5	$0.53
$0.85	20	6.2	$0.85	20	6.2	$0.85
$1.26	553	9.5	$1.26	48	9.5	$1.26
$1.65	772	9.8	$1.65	16	9.8	$1.65
	5,839	7.0	$0.63	3,729	5.9	$0.38

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 was $1,000, $0, $3,000, and $2,000 (unaudited) and $24,000 (unaudited) respectively. For the years ended December 31, 2007, 2008 and 2009, and for the six months ended June 30, 2009 and 2010, the total fair value of shares vested was $0.2 million, $0.2 million, $0.3 million, and $0.1 million (unaudited) and $0.1 million (unaudited), respectively.

Unrecognized compensation cost was $0.7 million and $1.1 million (unaudited) as of December 31, 2009 and June 30, 2010, respectively, which is expected to be recognized over a weighted-average period of 2.4 years and 2.6 years, respectively.

The aggregate grant date fair value of stock options granted for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 was $0.4 million, $0.3 million, $0.4 million and $0.7 million (unaudited), respectively.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN  – (continued)

In December 2007, the Company modified the terms of outstanding stock options held by certain full time employees and existing directors, such that the original related exercise prices of $0.40 to $0.85 per share were reduced to $0.34 per share. As a result, the Company recorded incremental stock-based compensation in 2007, 2008 and 2009, respectively, of $95,000, $26,000 and $24,000, and $12,000 (unaudited) and $9,000 (unaudited) for the six months ended June 30, 2009 and 2010.

The table below sets forth information regarding stock options granted from January 1, 2009 to June 30, 2010 (shares in thousands):

Date of Grant	Number of shares	Exercise price	Estimated fair value of common stock
December 31, 2009	581	$1.26	$1.26
April 21, 2010	782	$1.65	$1.65

10.  INCOME TAXES

The components of the Company’s loss before provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2007	2008	2009

United States	$(5,682)	$(10,121)	$(8,320)
Foreign	—	—	—
Income before income taxes	$(5,682)	$(10,121)	$(8,320)

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2007	2008	2009

Current income tax provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	20	62	72
Total current income tax provision	20	62	72
Deferred income tax (benefit) provision:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred income tax provision	—	—	—
Total income tax provision	$20	$62	$72

The Company has incurred operating losses and has recorded a full valuation allowance against its deferred tax assets for all periods to date and, accordingly, has not recorded a provision for income taxes for any of the periods presented other than provisions for foreign income taxes.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES  – (continued)

The differences in the total provision for income taxes that would result from applying the 34% federal statutory rate to income before provision for income taxes and the reported provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2007	2008	2009

U.S. Federal tax expense at statutory rates	$(1,932)	$(3,441)	$(2,829)
State income taxes, net of federal tax benefit	(366)	(533)	(335)
Permanent differences	(202)	398	898
Uncertain tax positions	20	62	72
Other	—	—	18
Valuation allowance	2,500	3,576	2,248
Total income tax provision	$20	$62	$72

Major components of the Company’s deferred tax assets (liabilities) at December 31, 2008 and 2009 are as follows (in thousands):

	December 31,
	2008	2009
Accrued expenses	197	365
Long-lived assets — basis difference	1,734	1,966
Net operating loss carryforwards	12,140	13,762
Other	227	271
Total deferred tax assets	14,298	16,364
Deferred revenue and accounting method change	(1,641)	(978)
Prepaid expenses and deferred commissions	(49)	(530)
Total deferred tax liabilities	(1,690)	(1,508)
Total net deferred tax assets	12,608	14,856
Valuation allowance	(12,608)	(14,856)
Total net deferred tax asset, net of valuation allowance	$—	$—

The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one-year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

Due to the effects of historical equity issuances, the Company has determined that the future utilization on a portion of its net operating losses is limited annually pursuant to IRC Section 382. The Company believes that none of its net operating losses will expire because of the annual limitation.

At December 31, 2009, the Company had federal and state net operating losses of approximately $34.8 million and $32.7 million, respectively. The federal net operating loss carryforward will begin expiring in 2019 and the state net operating loss carryforward will begin expiring in 2010.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES  – (continued)

The Company has recorded a full valuation allowance against its otherwise recognizable deferred income tax assets as of December 31, 2009. Management has determined, after evaluating all positive and negative historical and prospective evidence, that it is more likely than not that these assets will not be realized. The net increase to the valuation allowance of $2.5 million, $3.6 million and $2.2 million for the years ended December 31, 2007, 2008 and 2009, respectively, was primarily due to additional net operating losses generated by the Company.

In contemplation of inclusion of its financial statements in a public offering, the Company retrospectively adopted the provisions for accounting for uncertainty in income taxes effective January 1, 2007.

The following is a rollforward of the Company’s total gross unrecognized tax benefits during 2007, 2008 and 2009 and the six months ended June 30, 2010 (in thousands):

Gross Unrealized Tax Benefits
Balance at January 1, 2007	$—
Additions for tax positions related to the current year	20
Balance at December 31, 2007	20
Additions for tax positions related to the current year	62
Balance at December 31, 2008	82
Additions for tax positions related to the current year	72
Balance at December 31, 2009	154
Additions for tax positions related to the current six months (unaudited)	59
Balance at June 30, 2010 (unaudited)	$213

The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. Interest and penalties of $7,000, $ 3,000 and $4,000 (unaudited) on unrecognized tax benefits were accrued as of December 31, 2008 and 2009 and June 30, 2010, respectively. It is not expected that the amount of unrecognized tax benefits will be recognized in the next twelve months. In addition, the Company does not expect the change to have a material impact on its financial position, results of operations or liquidity. If the unrecognized tax benefits are recognized, tax expense will reduce by $0.2 million through June 30, 2010 (unaudited).

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2006 through 2009 tax years. State income tax returns are subject to examination for the 2005 through 2009 tax years.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  GEOGRAPHIC INFORMATION

Revenue by geographic region, as determined based on the location of the Company’s clients is set forth below (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Revenue
United States	$9,444	$16,019	$22,415	$10,884	$14,497
United Kingdom	903	2,678	4,279	2,025	3,414
All other countries	629	929	2,628	895	2,372
Total revenue	$10,976	$19,626	$29,322	$13,804	$20,283

Property and equipment by region is set forth below (in thousands):

	December 31,		June 30, 2010
	2008	2009	(unaudited)
Property and equipment, net
United States	$999	$2,198	$3,665
All other countries	19	31	310
Total property and equipment, net	$1,018	$2,229	$3,975

12.  401(K) SAVINGS PLAN

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, there have been no contributions made to the plan by the Company.

13.  COMMITMENTS AND CONTINGENCIES

The Company leases its offices under noncancelable operating leases and its managed hosting facility and services under month-to-month operating leases. Total rent expense under operating leases was approximately $0.8 million, $0.9 million, $0.8 million, $0.4 million (unaudited), and $0.5 million (unaudited) for the years ended December 31, 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively. The Company leases equipment under capital lease arrangements for the majority of its property and equipment (Note 4).

Future minimum lease payments under operating and capital leases at December 31, 2009 are as follows (in thousands):

	Operating Leases	Capital Leases
2010	$693	$767
2011	658	706
2012	—	484
2013	—	11
2014	—	—
Thereafter	—	—
Total minimum lease payments	1,351	1,968
Less: Amounts representing interest		(116)
Present value of capital lease obligations		1,852
Less: Current portion		(694)
Long-term portion of capital lease obligations		$1,158

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  COMMITMENTS AND CONTINGENCIES  – (continued)

In March 2009, the Company entered into an e-learning content reseller agreement with a third-party content provider. The Company is obligated to pay license fees of $0.2 million and $0.2 million in 2010 and 2011, respectively.

During the first six months of 2010, the Company entered into an amendment to its operating lease to increase its office space in Santa Monica, California, and entered into an operating lease for a foreign office in India. These operating lease agreements increase the Company’s total operating lease commitments by approximately $1.1 million through 2015.

During 2010, the Company entered into additional capital lease agreements. The new capital leases increase the Company’s total capital lease commitments by approximately $2.1 million.

In August 2010, the Company entered into a patent license agreement, granting the Company a perpetual license to use a third-party’s e-learning technologies. License fees of $0.2 million, $0.4 million, $0.4 million and $0.2 million are due in 2010, 2011, 2012 and 2013, respectively.

Guarantees and Indemnifications

The Company has made guarantees and indemnities under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware. However, the Company has a directors and officers insurance policy that may reduce its exposure in certain circumstances and may enable it to recover a portion of future amounts that may be payable, if any. The duration of the guarantees and indemnities varies and, in many cases, are indefinite but subject to statute of limitations. To date, the Company has made no payments related to these guarantees and indemnities. The Company estimates the fair value of its indemnification obligations as insignificant based on this history and insurance coverage and has therefore, has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. If the Company determines that it is probable that a loss has been incurred and the amount is reasonable estimable, the Company will record a liability. The Company has determined that it does not have a potential liability related to any legal proceedings or claims that would individually or in the aggregate materially adversely affect its financial conditions or operating results.

14.  RELATED PARTY TRANSACTIONS

In May 2006, the Company entered into loan agreements with four existing shareholders. The loans, totaling $1.5 million, were repaid on May 10, 2007.

During September 2006, the Company entered into short-term borrowing arrangements with four shareholders for debt totaling $1.0 million. In September 2007, the debt was converted into 625,000 shares of Series D Preferred Stock. In addition, the note holders were issued warrants to purchase an aggregate of 208,332 shares of preferred stock.

During 2007, in connection with Series D Preferred Stock issuance, the Company repurchased 650,000 shares of common stock from an executive officer for a total purchase price of $0.7 million. The $0.3 million excess of the purchase price over the fair market value of the common stock on the date of repurchase, was recorded as compensation expense. As part of the Series D Preferred Stock

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  RELATED PARTY TRANSACTIONS  – (continued)

issuance in May 2007, the Company redeemed all of Aon Corporation’s (one of the Company’s clients) 4,500,000 shares of Series A Preferred Stock for an aggregate of $5.4 million in cash. Revenues related to Aon Corporation for the period from January 2007 through the redemption of the preferred stock were approximately $0.1 million.

During May 2007, the Company entered into employment agreements with two executive officers in which each received a loan from the Company in an aggregate principal amount of $0.3 million at an interest rate of 5% annually. The outstanding principal and accrued interest due under each loan was charged to compensation expense in 2007 and 2008.

15.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 27, 2010, the date of issuance of the financial statements.

In August 2010, the Company entered into a new $15 million credit facility with Silicon Valley Bank (Note 6).

In July 2010, the Company increased the authorized shares to be issued under the 2009 Plan by 2,000,000 shares (Note 9).

In September 2010, the Company’s Board of Directors granted 604,618 options to purchase common stock at an exercise price per share of $2.76.

          Shares

Cornerstone OnDemand, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Barclays Capital

William Blair & Company	Piper Jaffray
Pacific Crest Securities	JMP Securities

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Cornerstone OnDemand.

Item	Amount
SEC registration fee		$8,200
FINRA filing fee		12,000
Initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Director and Officer Insurance		*
Miscellaneous fees and expenses		*
Total	$

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 hereto, which, under certain conditions, provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since August 31, 2007, we have sold unregistered securities to a limited number of persons, as described below.

Sale of Preferred Stock

In September 2006, we sold and issued convertible promissory notes in the aggregate principal amount of $1,000,000 to four accredited investors. In September 2007, these notes were converted into an aggregate of 625,000 shares of our Series D preferred stock.

In January 2009, we sold an aggregate of 5,272,727 shares of our Series E preferred stock to a total of nine accredited investors at purchase price per share of $1.65, for an aggregate purchase price of $8,700,000.

Warrant Issuances

In September 2007, we issued a warrant to purchase 140,625 shares of our Series D preferred stock to an accredited investor at an exercise price of $1.60 per share and warrants to purchase an aggregate of 208,332 shares of our Series D preferred stock to a total of four accredited investors at an exercise price of $2.40 per share.

In January 2009, we issued warrants to purchase an aggregate of 1,054,543 shares of our Series E preferred stock to a total of nine accredited investors at an exercise price of $2.40 per share, for an aggregate purchase price of $2,618,182.

In March 2009, we issued a warrant to purchase 484,849 shares of our Series E preferred stock to an accredited investor at an exercise price of $1.65 per share, for an aggregate purchase price of approximately $800,000.

In August 2010, we issued warrants to purchase an aggregate of 95,000 shares of our common stock to two accredited investors at an exercise price of $3.50 per share, for an aggregate purchase price of approximately $332,500.

Option and Common Stock Issuances

From August 31, 2007 through August 31, 2010, we granted to our employees, consultants and other service providers options to purchase an aggregate of 6,388,150 shares of common stock under our 1999 Stock Plan and our 2009 Equity Incentive Plan at exercise prices ranging from $0.34 to $1.65 per share.

From August 31, 2007 through August 31, 2010, we sold an aggregate of 1,680,496 shares of our common stock upon the exercise of options under our 1999 Stock Plan and our 2009 Equity Incentive Plan at exercise prices ranging from $0.34 to $1.26 per share, for an aggregate exercise price of $642,346.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that (i) the transactions described under the headings “Sale of Preferred Stock” and “Warrant Issuances” were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, and (ii) the transactions described under the heading “Option and Common Stock Issuances” were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 3(b) thereof, and Rule 701 promulgated thereunder, as transactions pursuant to a compensatory benefit plan as provided under Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in connection with such transactions. All recipients of securities under the headings “Sale of Preferred Stock” and “Warrant Issuances” were accredited or sophisticated investors and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16. Exhibits and Financial Statements

Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

Exhibit No.	Description of Exhibit
3.3	Bylaws of the Registrant, as amended and currently in effect.
3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant’s common stock certificate.
4.2	Second Amended and Restated Investors’ Rights Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.3	Warrant to purchase shares of common stock issued to Silicon Valley Bank, dated as of August 20, 2010.
4.4	Warrant to purchase shares of common stock issued to Ironwood Equity Fund LP, dated as of August 20, 2010.
4.5	Warrant to purchase shares of Series C convertible preferred stock issued to Orix Venture Finance LLC, dated as of June 29, 2004.
4.6	Warrant to purchase shares of Series D convertible preferred stock issued to Comerica Bank, dated as of September 12, 2007.
5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1†*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2†	The Registrant’s 1999 Stock Plan, including the form of stock option agreement, as amended and currently in effect.
10.3†	The Registrant’s 2009 Equity Incentive Plan, including form of stock option agreement, as currently in effect.
10.4†*	The Registrant’s 2010 Equity Incentive Plan, including form of stock option agreement, to be in effect upon completion of the offering.
10.5†*	The Registrant’s 2010 Employee Stock Purchase Plan, including form agreements, to be in effect upon the completion of the offering.
10.6†*	Employment Agreement between the Registrant and Adam Miller, to be in effect upon the completion of the offering.
10.7†*	Employment Agreement between the Registrant and Perry Wallack, to be in effect upon the completion of the offering.
10.8†*	Employment Agreement between the Registrant and Steven Seymour, to be in effect upon the completion of the offering.
10.9†*	Amended and Restated Employment Agreement between the Registrant and David J. Carter, to be in effect upon the completion of the offering.
10.10†*	Amended and Restated Unlimited Term Employment Contract between the Registrant and Vincent Belliveau, to be in effect upon the completion of the offering.
10.11†	Employment Agreement between the Registrant and Mark Goldin, dated as of May 24, 2010.
10.12	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 20, 2010.
10.13	Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.14*	Consent to Sublease among Water Garden Realty Holding LLC, Sapient Corporation, and the Registrant, dated as of February 14, 2006 and Sublease Agreement between Sapient Corporation and Registrant, dated as of January 31, 2006.

Exhibit No.	Description of Exhibit
10.15*	Consent to Sublease Amendment between Water Garden Realty Holding LLC, Sapient Corporation, and the Registrant, dated as of May 27, 2010 and First Amendment to Sublease between Sapient Corporation and Registrant, dated as of May 25, 2010.
10.16*	Sublease II between Accruent, Inc., and the Registrant, dated as of January 25, 2008 and Assignment Agreement between Sapient Corporation and Accruent, Inc.
10.17	Master Service Agreement (United States) between the Registrant and Equinix Operating Co., Inc., dated as of November 6, 2009.
10.18	Master Service Agreement (United Kingdom) between the Registrant and Equinix (UK) Limited, dated as of November 4, 2009.
21.1	List of subsidiaries of the Registrant.
23.1*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (see page II-5).

*	To be filed by Amendment. All other exhibits are filed herewith.
†	Indicates a management contract or compensatory plan or arrangement.

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 28th day of September, 2010.

CORNERSTONE ONDEMAND, INC.

By: /s/ Adam L. Miller
Adam L. Miller
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam L. Miller and Perry A. Wallack, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam L. Miller Adam L. Miller	President, Chief Executive Officer and Director (principal executive officer)	September 28, 2010
/s/ Perry A. Wallack Perry A. Wallack	Chief Financial Officer (principal financial and accounting officer)	September 28, 2010
/s/ R. C. Mark Baker R. C. Mark Baker	Director	September 28, 2010
/s/ Harold W. Burlingame Harold W. Burlingame	Director	September 28, 2010
/s/ Byron B. Deeter Byron B. Deeter	Director	September 28, 2010
/s/ James McGeever James McGeever	Director	September 28, 2010
/s/ Neil Sadaranganey Neil Sadaranganey	Director	September 28, 2010
/s/ Robert D. Ward Robert D. Ward	Director	September 28, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3	Bylaws of the Registrant, as amended and currently in effect.
3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant’s common stock certificate.
4.2	Second Amended and Restated Investors’ Rights Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.3	Warrant to purchase shares of common stock issued to Silicon Valley Bank, dated as of August 20, 2010.
4.4	Warrant to purchase shares of common stock issued to Ironwood Equity Fund LP, dated as of August 20, 2010.
4.5	Warrant to purchase shares of Series C convertible preferred stock issued to Orix Venture Finance LLC, dated as of June 29, 2004.
4.6	Warrant to purchase shares of Series D convertible preferred stock issued to Comerica Bank, dated as of September 12, 2007.
5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1†*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2†	The Registrant’s 1999 Stock Plan, including the form of stock option agreement, as amended and currently in effect.
10.3†	The Registrant’s 2009 Equity Incentive Plan, including form of stock option agreement, as currently in effect.
10.4†*	The Registrant’s 2010 Equity Incentive Plan, including form of stock option agreement, to be in effect upon completion of the offering.
10.5†*	The Registrant’s 2010 Employee Stock Purchase Plan, including form agreements, to be in effect upon the completion of the offering.
10.6†*	Employment Agreement between the Registrant and Adam Miller, to be in effect upon the completion of the offering.
10.7†*	Employment Agreement between the Registrant and Perry Wallack, to be in effect upon the completion of the offering.
10.8†*	Employment Agreement between the Registrant and Steven Seymour, to be in effect upon the completion of the offering.
10.9†*	Amended and Restated Employment Agreement between the Registrant and David J. Carter, to be in effect upon the completion of the offering.
10.10†*	Amended and Restated Unlimited Term Employment Contract between the Registrant and Vincent Belliveau, to be in effect upon the completion of the offering.
10.11†	Employment Agreement between the Registrant and Mark Goldin, dated as of May 24, 2010.

Exhibit No.	Description of Exhibit
10.12	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 20, 2010.
10.13	Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.14*	Consent to Sublease among Water Garden Realty Holding LLC, Sapient Corporation, and the Registrant, dated as of February 14, 2006 and Sublease Agreement between Sapient Corporation and Registrant, dated as of January 31, 2006.
10.15*	Consent to Sublease Amendment between Water Garden Realty Holding LLC, Sapient Corporation, and the Registrant, dated as of May 27, 2010 and First Amendment to Sublease between Sapient Corporation and Registrant, dated as of May 25, 2010.
10.16*	Sublease II between Accruent, Inc., and the Registrant, dated as of January 25, 2008 and Assignment Agreement between Sapient Corporation and Accruent, Inc.
10.17	Master Service Agreement (United States) between the Registrant and Equinix Operating Co., Inc., dated as of November 6, 2009.
10.18	Master Service Agreement (United Kingdom) between the Registrant and Equinix (UK) Limited, dated as of November 4, 2009.
21.1	List of subsidiaries of the Registrant.
23.1*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (see page II-5).

*	To be filed by Amendment. All other exhibits are filed herewith.
†	Indicates a management contract or compensatory plan or arrangement.